

2025 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended May 3, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission file number 001-41249

CREDO TECHNOLOGY GROUP HOLDING LTD

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	**N/A**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Maples Corporate Services, Limited, **PO Box 309, Ugland House** **Grand Cayman, KY1-1104, Cayman Islands**	**N/A**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(408) 664-9329**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.00005 per share	**CRDO**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the ordinary shares held by non-affiliates of the registrant, based on the closing price of $40.43 per share of the registrant's ordinary shares on November 2, 2024, the last business day of the registrant's most recently completed second fiscal quarter, as reported by the Nasdaq Stock Market LLC on such date, was approximately $5.8 billion. For purposes of calculating the aggregate market value of shares held by non-affiliates, the registrant has assumed that all outstanding shares are held by non-affiliates, except for shares owned by each of its executive officers, directors and 5% or greater shareholders. In the case of 5% or greater shareholders, the registrant has not deemed such shareholders to be affiliates unless there are facts and circumstances indicating that such shareholders exercise any control over the registrant. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

The registrant had 171,641,835 ordinary shares outstanding as of June 13, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Part III of this Form 10-K are incorporated by reference from the registrant's definitive proxy statement for its 2025 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K. Except with respect to information specifically incorporated by reference in this Form 10-K, the proxy statement is not deemed to be filed as part of this Form 10-K.

Table of Contents

GENERAL

Unless the context indicates otherwise, references in this Annual Report on Form 10-K to "we," "us," "our," "our company," "Company" and "Credo" mean Credo Technology Group Holding Ltd, a Cayman Islands exempted company, and its subsidiaries as a group.

The Company's fiscal year is a 52- or 53-week period ending on the Saturday closest to April 30. The additional week in a 53-week year is added to the first quarter, making such quarter consist of 14 weeks. Accordingly, every fifth or sixth fiscal year will have a 53-week period. The fiscal year ended May 3, 2025 (fiscal year 2025) was a 53-week fiscal year. The first quarter of fiscal 2025 ended on August 3, 2024, the second quarter ended on November 2, 2024 and the third quarter ended on February 1, 2025. Any references to a fiscal year in this Annual Report on Form 10-K are to the 12 months ending on April 30 or the Saturday closest to April 30, as applicable, of the relevant year, and any references to a fiscal quarter are to the applicable quarter within a fiscal year. Our fiscal years ended April 27, 2024 and April 29, 2023 are referred to herein as "fiscal 2024" and "fiscal 2023," respectively.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), which are subject to the "safe harbor" created by those sections. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. Words such as "anticipate," "expect," "intend," "plan," "goal," "projects," "believes," "seeks," "estimates," "forecast," "target," "predict," "future," "may," "can," "will," "would" and similar expressions identify such forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements in this report include, but are not limited to, statements about:

- our expectations regarding our ability to address market and customer demands and to timely develop new or enhanced solutions to meet those demands;

- anticipated trends, challenges and growth in our business and the markets in which we operate, including pricing expectations;

- our expectations regarding our revenue, revenue mix, average selling prices, gross margin and expenses;

- our expectations regarding dependence on a limited number of customers and end customers;

- our customer relationships and our ability to retain and expand our customer relationships and to achieve design wins;

- our expectations regarding the success, cost and timing of new products;

- the size and growth potential of the markets for our solutions, and our ability to serve and expand our presence in those markets;

- our expectations regarding competition in our existing and future markets;

- the impact a pandemic, epidemic or other outbreak of disease may in the future have on our business, results of operations and financial condition, as well as the businesses of our suppliers and customers;

- our expectations regarding trading relationships between countries in which we operate, including those between in the United States and China, related regulatory developments, such as tariffs, customs duties, trade sanctions and cross-border investment restrictions;

- our expectations regarding the performance of, and our relationships with, our third-party suppliers and manufacturers;

- our expectations regarding our ability to attract and retain key personnel; and

- the accuracy of our estimates regarding capital requirements and needs for additional financing.

These forward-looking statements reflect our management's beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this report and are subject to risks and uncertainties. We discuss many of these risks in greater detail in the "Risk Factor Summary" below and under Part I, Item 1A "Risk Factors." Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We qualify all of the forward-looking statements in this report by these cautionary statements. Unless required by law, we undertake no obligation to update any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

RISK FACTORS SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in the "Risk Factors" section of this Annual Report on Form 10-K. Investors should carefully consider these risks and uncertainties when investing in our ordinary shares. The occurrence of any of these risks could harm our business, financial condition, results of operations and/or growth prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made in this report and those we may make from time to time. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. The principal risks and uncertainties affecting us include:

- Risks related to our business, including, but not limited to, the following:

    - We depend on a limited number of customers for a substantial portion of our revenue.

    - We do not have long-term purchase commitments from our customers.

    - We face macroeconomic risks, including but not limited to, recessions, inflation, stagflation and other economic conditions.

    - We have an accumulated deficit. We may incur net losses in the future.

    - We face intense competition and expect competition to increase in the future.

    - We may incur substantial expenses to develop, market and qualify products which may not make any revenue.

    - We rely on a limited number of third parties to manufacture, assemble and test our products.

    - We may be subject to cybersecurity breaches, cyberattacks and other disruptions to information technology systems.

- Risks related to our industry, including, but not limited to, the following:

    - Our target customers may not grow as we currently expect.

    - Our product markets may not develop as we currently expect.

    - The general compute and Artificial Intelligence and Machine Learning (AI/ML) infrastructure market is an emerging market that will depend on the success of generative AI technologies, and this market may not develop as we currently expect, including due to regulatory uncertainty.

- Risks related to our international operations, including, but not limited to, the following:

    - Our business, financial condition and results of operations could be adversely affected by worldwide economic conditions, trade restrictions such as export restrictions, sanctions, and tariffs, international and intra-national conflicts, as well as political and economic conditions in the countries where we conduct business.

    - Our global operations expose us to numerous legal and regulatory requirements including unexpected changes to such requirements.

    - Our business is affected by U.S. government regulations restricting outbound investments in China.

- Risks related to our intellectual property, including, but not limited to, the following:

- We may face claims of intellectual property infringement, misappropriation or other violations, which could be time-consuming or costly to defend or settle, result in the loss of significant rights or harm our relationships with our customers or reputation in the industry.

- We face risks related to the protection of our intellectual property, particularly outside the United States.

PART I

Item 1. Business

Company Overview

At Credo, our mission is to redefine high-speed connectivity by delivering breakthrough solutions that enable the next generation of AI-driven applications. We are committed to enabling faster, more reliable, more energy-efficient, and scalable solutions that support the ever-expanding demands of AI, cloud computing and hyperscale networks.

Our connectivity solutions are optimized for optical and electrical Ethernet and PCIe applications, including the 100G (or Gigabits per second), 200G, 400G, 800G and emerging 1.6T (or Terabits per second) ethernet markets and the 32G PCIe5 and upcoming 64G PCIe6 markets. Our products are based on our Serializer/Deserializer (SerDes) and Digital Signal Processor (DSP) technologies. Our product families include integrated circuits (ICs), Active Electrical Cables (AECs) and SerDes Chiplets. Our intellectual property (IP) solutions consist primarily of SerDes IP licensing.

Data generation has increased dramatically over the past ten years, creating new and complicated challenges in both circuit and system design. Our proprietary SerDes and DSP technologies enable us to achieve similar performance to leading competitors' products but at a lower cost and more highly available legacy node (n-1 advantage). Beyond power and performance, Credo continues to innovate to address customers' system level requirements. We partner with Microsoft on our HiWire Switch AEC and open-source implementation that helps realize Microsoft's vision for a highly reliable network-managed dual-Top-of-Rack (ToR) architecture (a network architecture design in which computing equipment located within the same or an adjacent rack are, for redundancy, connected to two in-rack network switches, which are, in turn, connected to aggregation switches via fiber optic cables), overcome complex and slow legacy enterprise approaches, simplify deployment and improve connection reliability in the data center.

The multibillion-dollar data infrastructure market that we serve is driven largely by hyperscale data centers (hyperscalers), as well as general compute, AI/ML infrastructure, multi-service operators (MSOs) and mobile network operators (MNOs). The demands for increased bandwidth, improved power and cost efficiency and heightened security have simultaneously and dramatically expanded as work, education and entertainment have rapidly digitized across myriad endpoint users.

We design, market and sell both product, software and IP solutions. We help define industry conventions and standards within the markets we target by collaborating with technology leaders and standards bodies. We contract with a variety of manufacturing partners to build our products based on our proprietary SerDes and DSP technologies. We develop standard solutions we can sell broadly to our end markets and also develop tailored solutions designed to address specific customer needs. Once developed, these tailored solutions can generally be broadly leveraged across our portfolio and we are able to sell the part or license the IP to the broader market.

We have global sales, marketing and business development teams responsible for identifying and building our customer relationships. We sell our products to hyperscalers and cloud infrastructure providers, as well as MNO, MSO, 5G wireless, enterprise networking and high performance computing (HPC) customers. We are engaged with all of the major hyperscalers, and our customer base includes over 20 blue chip clients, including a broad mix of original equipment manufacturers (OEMs), original design manufacturers (ODMs), optical module manufacturers and other leading enterprises.

During fiscal 2025 and 2024, we generated $436.8 million and $193.0 million in total revenue, respectively. Product sales and product engineering services revenue comprised 97% and 85% of our total revenue in fiscal 2025 and 2024, respectively, and IP license revenue represented 3% and 15% of our total revenue in fiscal 2025 and 2024, respectively.

Industry Overview

We believe we are well positioned to benefit from the strong secular tailwinds driving the data infrastructure market, which is being driven by several factors, including:

AI/ML Drives an Explosion in Network Traffic: Our hyperscale customers are increasingly pursuing AI/ML infrastructure that requires back end scale out interconnectivity densities that are an order or magnitude higher than their general compute infrastructure. The growth of AI/ML model sizes is driving an explosion in interconnectivity traffic which enables multiple physical devices to work on the same model at high speed and low latency. Credo provides Ethernet solutions to support this type of interconnectivity, and we believe that Ethernet has now become the standard for back end scale out networks.

Back end scale up networks have grown from an appliance scale of 8 GPUs to rack scale of 72 GPUs in calendar 2024 and there is strong interest in growing this to scale in the coming years. Scale up networks are already 10x denser than scale up networks, a full 100x denser than front end networks. Scale up network architectures are dominated by Ethernet and PCIe PHYs at layer 1 with proprietary extensions at higher levels. In calendar 2024, multiple hyperscalers show scale up networks growing beyond rack scale which will necessitate the need for retimers and/or DSPs to support high speed signaling at extended reach.

Hyperscaler General Compute Traffic Doubles Every 2-3 Years: Our hyperscale customers began to deploy front end Network Interface Card (NIC) speeds of 200G in calendar year 2023 with 400G on roadmaps for calendar year 2024. As NIC speeds double, there is a need for higher speed east-west traffic infrastructure to support applications such as Remote Direct Memory Access (RDMA), Non-volatile Memory Express (NVMe) and other high-bandwidth applications, while maintaining high reliability and observability within the power and cost constraints of a modern data center.

Hyperscalers, which have the ability to seamlessly provision and add compute, memory, networking and storage resources to a given node or set of nodes that make up a larger computing, distributed computing or grid computing environment, drive demand for high-speed, low-power connectivity solutions. Our hyperscale customers have deployed 50G per lane electrical PAM4 data rates in 2023 and 100G per lane electrical PAM4 solutions in 2024.

Similarly, with the global deployment of high-speed fixed-line and wireless networks, carriers are also increasingly seeking higher performance connectivity solutions to address their substantial growth in traffic. 5G wireless infrastructure has proliferated in some countries but still has much room for growth, and low earth orbit satellite IP solutions such as Starlink offer disruptive performance and cost for users who cannot access the existing infrastructure. Fixed-line infrastructure speeds continue to grow, with the announcement of CableLabs DOCSIS 4.0 10Gb standards and proliferation of fiber-to-the-home.

Beyond hyperscalers and 5G networking, the evolution of connectivity standards for servers such as Peripheral Component Interconnect Express (PCIe) and consumer devices such as Universal Serial Bus (USB) present an additional long-term opportunity. As these connectivity standards move to higher-speed data rates and higher order modulation, innovation in power efficiency and cost efficiency will be required to deliver competitive connectivity solutions. We expect that demand for increasingly sophisticated connectivity solutions will grow alongside the evolution of these standards.

Our Competitive Strengths

We believe our key competitive strengths include the following:

Foundational Intellectual Property: We believe our technology leadership is based on our strong SerDes IP portfolio. Our purpose-built mixed-signal and DSP architectures are the foundation of our high-performance, and power-efficient connectivity solutions. We believe this IP portfolio provides us with a significant competitive advantage.

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Comprehensive Family of Connectivity Solutions: Our extensive solutions portfolio includes HiWire AECs, Optical PAM4 DSPs, PCIe retimers, Line Card PHYs, SerDes Chiplets for Multi-Chip Module (MCM) package integration and SerDes IP licensing. Our products and technologies address our customers' various bandwidth, power, cost, security, reliability and end-to-end signal integrity requirements. We believe we can provide superior service to our customers by serving as a single point of contact for various requirements. Furthermore, our extensive knowledge and experience across a range of connectivity offerings enables us to better identify potential bottlenecks and design solutions to address them, differentiating us from competitors focused on point solutions.

Best-in-Class Technology: We believe we are at the forefront of the high-performance connectivity market. Our architectural approach enables us to design in mature fabrication processes still deliver leading edge performance and power at a significantly lower cost. Our optimized SerDes architectures achieve industry-leading power efficiency on small die areas in cost-effective mature processes.

Culture of Continuous Innovation: We have a history of innovation and pioneering new technologies including:

- Early demonstration and productization of 112G SerDes for Optical and Electrical links

- Pioneer in 100G, 200G, 400G, 800G and emerging 1.6T AEC market, establishing a new product category

- Industry-leading low-power gearbox for 56G and 112G per lane applications

- Delivering 112G XSR IP for multi-chip module (MCM) solutions

- Production shipments of SerDes Chiplets, including two versions of 3.2Tbps Chiplets

- Shipping industrial temperature (iTemp) PAM4 DSP for 5G market

- First to deliver 40G PAM3 SerDes

- Created HiWire Switch cable and open-sourced implementation with Microsoft to realize their vision for a highly reliable network-managed dual-ToR architecture

- Introduced World's First 800G DSP for Linear Receive Optics, targeting Hyperscale and AI Data Centers

We believe our culture of continuous innovation positions us as a market leader with best-in-class products and IP solutions.

Top Industry Talent and Experienced Leadership Team: We employ an engineering-focused workforce as well as a highly technical management team with deep industry experience and connectivity expertise. Our global team included 507 engineers as of May 3, 2025, and our international footprint allows us to continue attracting talent needed to support our business. We are led by a team of seasoned semiconductor and connectivity experts. Many of our executives have more than 20 years of semiconductor innovation experience and an extensive track record of successful leadership across multiple semiconductor companies.

Our Growth Strategy

To further our mission of providing secure high-speed connectivity solutions, we intend to focus on the following strategic areas:

- ***Extend our leadership in SerDes technologies.*** Our proprietary SerDes architectures have underpinned our products and IP solutions since our inception. We intend to continue investing in research and development in our SerDes design to expand our technology leadership.

- **Broaden our portfolio of products and IP solutions.** We intend to continue to broaden our portfolio of offerings by developing new products and IP solutions to meet the evolving needs of the data infrastructure ecosystem as well as expand into adjacent markets we do not serve today.

- **Attract and acquire new customers.** We believe that we have a substantial opportunity to continue to grow our customer base. We intend to accelerate new customer acquisition across the markets that we serve as well as enter into new market segments by scaling our sales and marketing capabilities.

- **Extend and deepen relationships with existing customers.** We have demonstrated our ability to sell multiple of our connectivity solutions to several of our major customers, and we will continue to seek to extend and deepen our relationships with existing customers. These relationships with leading hyperscalers, OEMs, ODMs and optical module manufacturers give us insight and extensive visibility into product designs, design specifications, development, production timelines, product implementations and product innovations. Our direct relationships enable us to better anticipate our customer needs and serve to facilitate our ability to sell multiple connectivity solutions to our customers over time.

Our Products and Solutions

We are pioneering comprehensive Ethernet connectivity solutions that deliver high bandwidth, scalability, and end-to-end signal integrity for next-generation platforms. Today, we offer the following products and solutions: HiWire AECs, Optical PAM4 DSPs, Line Card PHYs, SerDes Chiplets and SerDes IP.

HiWire AECs®: Credo's distinctive purple HiWire™ Active Electrical Cables (AECs) are plug-and-play copper interconnect cables designed for affordable, lossless operation at 100G, 200G, 400G,800G and emerging 1.6T data speeds. AECs offer a high-performance alternative to short, thick DACs and high power, high-cost AOCs for data center compute and AI applications. The applications for AECs in the data center can be categorized into Servers-TOR Racks and Leaf-Spine-Router Racks. Credo offers AEC cables up to 7m to enable reliable links from GPU to network switch for AI racks with liquid cooling. The HiWire AEC solutions include CLOS, SPAN, SHIFT and SWITCH family of cables.

- Credo HiWire CLOS AECs are specifically designed for high density in-rack or HPC rack-to-rack interconnect to support CLOS architectures, a type of non-blocking, multistage switching architecture that reduces the number of ports required in an interconnected fabric. With up to 50% less power than optical solutions and up to 75% less volume than DACs, these AECs enable CLOS cabling densities up to 1,000 cables per rack.

- Credo HiWire SPAN AECs are a plug and play replacement of AOC for high-speed interconnects. Intended for rack-to-rack connectivity, these cables support up to 7-meter reach, consume up to 50% less power than AOCs, cost less than AOCs and offer a 10-year service life.

- Credo's HiWire SHIFT AECs provide breakout functionality to enable a single high-speed port to connect to two or four lower-speed ports. In some cases, this involves speed shifting functionality where lane speeds are changed (e.g., one lane of 112G becomes 2 lanes of 56G), modulation schemes are changed(e.g., PAM4 symbol becomes two non-return-to-zero (NRZ) symbols) and forward error correction is terminated and/or generated to ensure a plug and play bridge between two different speed hosts.

- Credo HiWire SWITCH AECs enable a NIC to connect to two ToRs in an Active/Standby configuration for sub-millisecond failover that is fully network operating system managed. This enables the simplicity of a single NIC-ToR connector for the server and user with reliability and convergence times that are superior to legacy link aggregation structures.

Optical DSPs: Credo optical digital signal processors (DSPs) are a key building block inside optical transceivers that are used in AI clusters, hyperscale data centers, service provider networks, enterprise networks and 5G wireless infrastructure. Optical transceivers and active optical cables (AOCs) based on Credo DSPs provide Ethernet connectivity from 5m up to 10km+ and span rates from 50Gb/s to 800Gb/s and beyond.

Now in their fifth generation, Credo DSPs operating at 50G/lane and 100G/lane PAM4 offer an exceptional combination of performance, energy efficiency and value by integrating such features as laser drivers, DSP based signal equalization, non-linear distortion compensation, transmitter signal conditioning and long reach capable host side SerDes.

The Credo Seagull family of DSPs operate at 50G/lane. This comprehensive product family includes 1x50G, 2x50G, 4x50G and 8x50G product variants that enable transceivers and AOCs from 50Gb/s to 400Gb/s. Also included in the Seagull family is a unique product optimized for 64G Fibre Channel, used in storage networks.

The Credo Dove family of DSPs operate at 100G/lane. This product family includes 4x100G and 8x100G DSPs each with a range of integrated laser driver options for silicon photonics, EMLs and VCSELs. The range of laser drivers makes these DSPs suitable for both multi-mode and single-mode fiber applications operating at either 400Gb/s or 800Gb/s. The Dove 850 is the industry's first unidirectional 8x100G DSP specifically for Linear Receive Optics (LRO). LRO is an innovative new concept that removes DSP functionality from the module receiver to dramatically improve energy efficiency in high volume AI deployments.

In April of 2025, Credo introduced its Lark family of DSPs. The Lark 800 is a high-performance, high-reliability, low-power DSP designed to enable a new generation of full retimed 800G transceivers destined for deployment in the exceedingly challenging power and cooling envelopes of the world's largest and most dense AI data centers. The Lark 850 is specifically designed for 800G LROs, with power consumption under 10W.

Line Card PHYs: We are enabling data connectivity and security in hyperscale and enterprise data centers with leading edge, low-power line card PHY solutions. Our Retimers, Gearboxes and MACsec devices facilitate PAM4/NRZ backplane and line card connectivity at up to 112G per lane. Our components enable platforms with capabilities reaching 52.1 Terabits per second (Tbps), featuring 800G ports. Dedicated and multi-function Retimers, Gearboxes and MACsec PHYs, each built around our low-power, high-performance SerDes IP, enable our customers to meet performance, power and price objectives.

Our Line Card PHY product families include our Bald Eagle, Black Hawk and Screaming Eagle products for Retimer and Gearboxes, as well as our Owl and Osprey products for MACsec applications.

SerDes Chiplets: SerDes technology enables data transmission at high rates while minimizing the number of interconnects required. As the bandwidth of interconnects increase, the complexity of the design for signal transmission increases. Our SerDes architecture has made it possible to deliver cost- and power-effective SerDes solutions in mature process nodes and make them available in chiplet form (multiple SerDes lanes in a single die) for integration with MCM, System-on-Chips (SoCs), overcoming the need for matching core logic and SerDes IP in the same process node. Our SerDes Chiplets are designed for high performance and low power from mature processes, allowing customers to fabricate their core logic in advanced processes and combine them in their MCM SoC.

SerDes IP: SerDes IP is designed for the easy SoC integration of tens to hundreds of SerDes lanes. The IP range in performance from 1G to 112G per lane. Additionally, we developed USB4 Version 2 SerDes IP which has been adopted by a major OEM.

We designed our SerDes IP to optimally balance performance, power and manufacturing process costs and risks. Our patented mixed signal and DSP architectures are the foundation of our high-performance and low-power SerDes technology. Our architectural approach enables design in a mature fabrication process while delivering leading-edge performance and power efficiency, which has led to our more than 50 IP licensing engagements. Nevertheless, as part of our commitment to long-term innovation, we continuously develop technology in cutting-edge fabrication processes such as 3nm in order to enhance our competitive position, and to serve the market of IP licensing customers whose logic requires cutting-edge fabrication processes.

PCIe Retimers: Toucan PCI Express (PCIs) Gen6.x/CXL 3.x retimers, powered by Credo's low latency, low-power DSPs and SerDes technology, are designed to extend PCIe trace lengths between root-complex and endpoint devices such as GPUs, SMART NICs, NVMe SSDs, and CXL memory. Built using the 7nm process node, these retimers are optimized for cost-efficient production while delivering the highest performance, supporting cloud-scale datacenters and the growing demands of modern infrastructure with low latency and best-in-class signal integrity.

- Our PCIe Retimer devices are designed with our low power, industry-leading SerDes IP which has been optimized for low-latency PCIe.

- Built using the 7nm process node, these retimers are optimized for cost-efficient production while delivering the highest performance, supporting cloud-scale datacenters and the growing demands of modern infrastructure with low latency and best-in-class signal integrity.

- Enabled by our Toucan family of retimers, Credo's OSFP-XD PCIe AECs provide extended range up to 7m with lossless end-to-end x16 Gen6 PCIe connectivity, allowing for transfer rates of up to 1Tb/sec.

PILOT Software Platform: Credo's proprietary Predictive Integrity, Link Optimization and Telemetry (PILOT) software empowers network administrators to detect, diagnose, and resolve signal degradation before it impacts workloads—dramatically reducing link flaps and minimizing costly system maintenance and down-time. PILOT was released for evaluation on Credo's Toucan PCIe retimers in the first quarter of fiscal 2026 and Credo expects to make PILOT available across Credo's SerDes, retimers and system level AECs during fiscal year 2026.

Our Customers

We sell our products to hyperscalers, OEMs, ODMs and optical module manufacturers, as well as into the enterprise and HPC markets. We work closely and have engagements with industry-leading companies across these segments.

We currently rely and expect to continue to rely on a limited number of customers for a significant part of our revenue. In fiscal 2025, sales to our top 10 customers accounted for approximately 90% of our total revenue. Furthermore, we had one customer that accounted for 10% or more of our total fiscal 2025 (such one customer accounting for 67% of total fiscal 2025 revenue).

Sales and Marketing

We employ a two-pronged sales strategy targeting both the end users of our products, as well as the suppliers of our end users. By engaging directly with the end user, we are able to better understand the needs of our customers and cater our solutions to their most pressing connectivity requirements.

This strategy has enabled us to become the preferred vendor to a number of our customers across the world who, in turn, require their suppliers, OEMs, ODMs and optical module manufacturers to utilize our solutions.

We sell our solutions worldwide through our direct sales force. We have a sales presence in North America, Asia and Europe. Our direct sales force is supported by marketing, business development and Field Application Engineer teams across our regions. These teams are organized to align with our product verticals.

Manufacturing and Suppliers

We utilize a fabless business model, working with a network of third parties to manufacture, assemble and test our connectivity products. This approach allows us to focus our engineering and design resources on our core competencies and to control and reduce our fixed costs and capital expenditures.

We subject our third-party manufacturing contractors to qualification requirements to meet the high quality and reliability standards required of our products. We qualify our contractors and their processes before applying technology to our products. Our engineers work closely with our third-party foundry vendor and other contractors to increase yield, lower manufacturing costs and improve product quality.

- *Wafer Fabrication:* We currently utilize a wide range of semiconductor process generations to develop and manufacture our products. In fiscal year 2025, we exclusively used Taiwan Semiconductor Manufacturing Company Limited (TSMC) for semiconductor wafer production.

- *Package, Assembly and Testing:* Upon the completion of processing at the foundry, we use third-party contractors for packaging, assembly and testing, including Amkor Technology Inc. (Amkor) and Advanced Semiconductor Engineering, Inc. (ASE) for packaging our IC products, King Yuan Electronics Company (KYEC) and Sigurd Microelectronics Corp. (Sigurd) for testing our IC products and BizLink Technology, Inc. (BizLink) for manufacturing our AEC products.

Research and Development

We view our technology as a competitive advantage and devote substantial resources to the research and development of new products and the improvement of existing products. We have committed, and plan to continue to commit, significant resources to technology and product innovation and development. We have assembled a team of highly skilled engineers with deep signal processing expertise who are located in San Jose, California, mainland China and Taiwan. As of May 3, 2025, we employed 507 engineers. Research and development expenses for fiscal 2025 and 2024 were $146.0 million and $95.5 million, respectively.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain intellectual property protection for our brand and technology, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties and prevent third parties from infringing, misappropriating or otherwise violating our intellectual property rights. We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks and contractual protections, to protect our core technology.

As of May 3, 2025, we owned 78 issued patents and 21 pending patent applications in the United States, and 48 issued patents and 22 pending patent applications in mainland China. Our patent and patent application portfolio primarily relates to four main areas: Ethernet standard, network cable technology, chip manufacturing and MCM and SerDes cores. These issued patents, and any patents granted from such applications, are expected to expire between 2029 and 2045, without taking potential patent term extensions or adjustments into account. We continually review our development efforts to assess the existence and patentability of new intellectual property.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent's term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent. It may also be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. We cannot be sure that our pending patent applications that we have filed or may file in the future will result in issued patents, and we can give no assurance that any patents that have issued or might issue in the future will protect our current or future products, will provide us with any competitive advantage, and will not be challenged, invalidated or circumvented.

Moreover, we rely, in part, on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. However, trade secrets can be difficult to protect. While we take steps to protect and preserve our trade secrets, including by entering into confidentiality agreements with our employees, consultants and contractors and by maintaining physical security of our premises and physical and electronic security of our information technology systems, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

Competition

We believe we are the only company in our industry offering a complete suite of high-performance connectivity solutions. Our competitors typically compete with us with respect to some, but not all, of our solutions. Our principal competitors with respect to our products include Broadcom Ltd. (Broadcom), Marvell Technology, Inc. (Marvell) and Astera Labs, Inc. (Astera), as well as various cable suppliers. The principal competitive factors in our market include:

- success in identifying new and emerging markets, applications and technologies;

- product performance, power efficiency and cost-effectiveness;

- ability to provide a broad range of connectivity products and solutions;

- ability to deliver products in large volume on a timely basis at a competitive price;

- ability to offer products and features previously not available in the marketplace; and

- extent of IP protection and enforcement of rights.

We believe competition will increase as our market grows and connectivity technology advances. New entrants could enter our market, creating additional competition in the future. Although we believe we compete favorably with respect to the above factors, our future competitiveness will depend upon our ability to continue to design, develop and market compelling solutions.

Sustainability

Our sustainability initiatives are a corporate priority and strongly supported by our Board of Directors (Board) and leadership team. More information can be found on the Environmental, Social and Governance (ESG) section of our website and in our annual ESG Report. Information contained on our website or in our annual ESG Report is not incorporated by reference into this or any other report we file with the U.S. Securities and Exchange Commission. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of risks and uncertainties we face related to sustainability.

Employees and Human Capital Resources

As of May 3, 2025, approximately 507 of our 622 full-time equivalent employees were engineers. Of our employees, 170 were located in North America and 337 were located in Asia. None of our employees are represented by a labor union or subject to a collective bargaining agreement, and we have never experienced a labor-related work stoppage.

Our success has been built on attracting, motivating and retaining a talented and driven workforce, particularly on our design and technical teams, but also our senior management and support personnel. Our employees are our most valuable assets. Our core philosophy is that our employees are our most important backers, investing their time and professional reputations in the company. We continually assess our business to identify our talent needs. We have a diverse workforce that represents many cultures and we celebrate our workforce by fostering inclusion across our multinational organization.

Our objective is to attract and retain talented and experienced employees, advisors and consultants. Our team members often leverage their professional networks, and we also use online search tools, specialized recruiting firms, internships and university hires to ensure a varied outreach approach for candidates. We offer competitive benefits tailored to local markets and laws and designed to support employee health, welfare and retirement; examples of such benefits may include paid time off; 401(k), pension or other retirement plans; basic and voluntary life, disability and supplemental insurance; medical, dental and vision insurance; and flexible spending accounts. Our global training and development program focuses on harassment-free workplace and diversity topics, as well as ethics and compliance.

Our company-wide compensation structure is intended to align incentives with the success of Credo. We believe that this fosters collaboration within the company, as all teams are working together towards the same goals. We offer a combination of competitive market-based base salary, time- and performance-based equity incentives and discretionary bonuses, generally linked to individual and company financial performance designed to motivate and reward our employees. For more details regarding our executive compensation, refer to information incorporated by reference from the information set forth under the captions "Executive Compensation" and "Compensation Discussion and Analysis" in our upcoming 2025 Proxy Statement.

We also comply with applicable laws and regulations regarding workplace safety and are subject to audits by entities such as the Occupational Safety and Health Administration in the United States. We rely on third parties to manufacture our products and require our suppliers to maintain a safe work environment, as described in further detail under "—Manufacturing and Suppliers." More information can be found on the ESG section of our website and in our annual ESG Report. Information contained on our website or in our annual ESG Report is not incorporated by reference into this or any other report we file with the U.S. Securities and Exchange Commission.

Government Regulations

Our business activities are international and subject us to various federal, state, local and foreign laws in the countries in which we operate, and our products and services are subject to laws and regulations affecting the sale of our products.

As our business operates in many global jurisdictions, the import and export of our products and services are subject to laws and regulations including international treaties, United States export controls and sanctions laws, customs regulations and local trade rules around the world which vary widely across different countries and may change from time to time. Such laws, rules and regulations may delay the introduction of some of our products or impact our competitiveness through restricting our ability to do business in certain places or with certain entities and individuals, or by requiring us to comply with laws concerning transfer and disclosure of sensitive or controlled technology. For example, the United States and other governments have imposed restrictions on the import and export of, among other things, certain telecommunications products and components. The consequences of any failure to comply with domestic and foreign trade regulations could limit our ability to conduct business in certain areas or with certain customers.

For additional information concerning regulatory compliance and a discussion of the risks associated with governmental regulations that may materially impact us, refer to Item 1A "Risk Factors" of this Annual Report on Form 10-K.

Available Information

Founded in 2008, Credo has an international footprint with offices in North America and Asia. Our registered mailing address is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our principal website is www.credosemi.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K.

We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports, available free of charge on our website investors.credosemi.com as soon as reasonably practicable after they have been filed with, or furnished to, the SEC. The SEC maintains a website that contains the materials we file with or furnish to the SEC at www.sec.gov.

Item 1A. Risk Factors

Investors in our ordinary shares hold shares of a holding company incorporated as an exempted company under the laws of the Cayman Islands rather than equity securities of our subsidiaries that have substantive business operations. Credo Technology Group Holding Ltd is a holding company incorporated as an exempted company under the laws of the Cayman Islands with no operations of its own. We conduct substantially all of our operations through our indirect, wholly-owned subsidiaries in the United States and internationally. Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this filing, including our audited consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before investing in our ordinary shares. If any of the following risks are realized, in whole or in part, our business, results of operations and financial condition could be materially and adversely affected. In that event, the price of our ordinary shares could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair the operation of our business.

Risks Related to Our Business

We depend on a limited number of customers for a substantial portion of our revenue. The loss of, or a significant reduction in sales to, one or more of our major customers could negatively impact our revenue and operating results.

In fiscal 2025, we had one customer that accounted for 10% or more of our total revenue (such one customer accounting for 67% of total fiscal 2025 revenue). In addition, in fiscal 2025, sales to our top 10 customers accounted for approximately 90% of our total revenue. We believe our operating results for the foreseeable future will continue to depend on sales to a relatively small number of customers. In the future, these customers may decide not to purchase our products or solutions at all, may purchase fewer products or solutions than they did in the past or may alter their purchasing patterns. For example, in February 2023, we announced that our largest customer at the time reduced its demand forecast for certain of our products for reasons we understand were unrelated to our performance, which negatively impacted our fiscal 2023 fourth quarter revenue and our fiscal 2024 revenue expectations. Further, the amount of revenue attributable to any single customer or our general customer concentration, may fluctuate in any given period.

In addition, our relationships with some customers may deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing customers, we may offer these customers favorable terms, including the right to terminate or delay orders on little notice, exclusivity or most favored nation pricing on our products. Such agreements could impair our operating results. In the event of pricing reductions or financial incentives for key customers, our average selling prices and gross margins would decline. The loss of a key customer, any reduction in sales to any key customer or our inability to attract new significant customers could negatively impact our revenue and materially and adversely affect our business or results of operations.

We do not have long-term purchase commitments from our customers, and if our customers cancel or change their purchase orders, our revenue and operating results could suffer.

Substantially all of our product sales to date have been made on a purchase order basis. We generally do not obtain long-term commitments with our customers or commitments for minimum purchases from our customers. Our arrangements with our customers permit our customers to cancel, change or delay their product purchase orders upon specified notice and subject to negotiated limitations. In some cases, our customers may cancel purchase orders on relatively short notice to us and without penalty to them. In addition, customers may delay delivery of orders to a subsequent fiscal quarter. Our revenue and operating results have, and could in the future, fluctuate materially and have, and could in the future, be materially and disproportionately impacted by the purchasing decisions of our customers, especially our larger customers. Our customers may decide to purchase fewer units than they have in the past, alter their purchasing patterns at any time with limited notice, change the terms on which they are prepared to do business with us or decide not to continue to purchase our products at all, any of which could cause our revenue to decline materially and materially harm our business, financial condition and results of operations. For example, in February 2023, we announced that that our largest customer reduced its demand forecast for certain of our products for reasons we understand are unrelated to our performance, which negatively impacted our fiscal 2023 fourth quarter revenue and our fiscal 2024 revenue expectations. Cancellations of, reductions in or rescheduling of customer orders could also result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses, as a substantial portion of our expenses are fixed at least in the short term. In addition, changes in forecasts or the timing of orders expose us to the risks of inventory shortages or excess inventory. Any of the foregoing events could materially and adversely affect our business, financial condition and results of operations.

We face macroeconomic risks, including, but not limited to, recessions, inflation, stagflation and other economic conditions.

Customer demand for our products may be impacted by weak economic conditions, inflation, stagflation, recessionary or lower-growth environments, rising interest rates, equity market volatility, geopolitical tensions, war, trade restrictions, tariffs and sanctions or other negative economic factors in the U.S. or other nations. For example, under these conditions or as a result of expectation of such conditions, our customers may cancel orders, delay purchasing decisions or reduce their use of our services. In addition, these economic conditions could result in higher inventory levels and the possibility of resulting excess capacity charges from our manufacturing partners if we need to slow production to reduce inventory levels. Further, in the event of a recession or threat of a recession our manufacturing partners, suppliers, distributors or other third-party partners may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment or become insolvent, which could harm our ability to meet our customer demands or collect receivables or otherwise harm our business. Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our manufacturing partners, customers, suppliers and creditors and might cause us to not be able to continue to access preferred sources of liquidity when we would like, and our borrowing costs could increase. Thus, if general macroeconomic conditions, conditions in the semiconductor industry, or conditions in our customer end markets deteriorate or experience a sustained period of weakness or slower growth, our business and financial results could be materially and adversely affected.

Recently, the president of the United States has imposed new tariffs and substantially increased other tariffs on a variety of products and countries that could materially affect macroeconomic conditions. In particular, in April 2025 the United States announced an across-the-board 10% tariff on all countries and individualized higher tariffs on certain countries, including China. If an environment of significantly increased U.S. tariffs and trade restrictions, together with reciprocal or retaliatory tariffs from other countries, continues or further escalates in a "trade war," the global economy could be adversely affected, including through higher costs, higher interest rates or lower demand for our products, any of which could materially affect our business, financial condition, results of operations and prospects.

In addition, we are also subject to risk from inflation and increasing market prices of certain components, supplies and commodity raw materials, which are incorporated into our end products or used by our manufacturing partners or suppliers to manufacture our end products. These components, supplies, and commodities have from time to time become restricted and general market factors and conditions (such as inflation or supply chain constraints) have in the past and may in the future affect the pricing of such components, supplies and commodities.

Changes in global trade policies could have a material adverse effect on our business.

Recently, the President of the United States has increased tariffs on a variety of products and countries that could materially affect our business. In particular, in April 2025 the United States announced an across-the-board 10% tariff on all countries and individualized higher tariffs on certain countries, including China. A great deal of uncertainty surrounds the state of tariffs and other trade measures worldwide. While the current U.S. administration has been actively focused on trade, the exact implementation, amount, scope and nature of these tariffs remains unclear. It also remains unclear how other countries will respond to the United States' trade proposals and actions.

As of now, high reciprocal tariffs are in effect between China and the United States and the United States has announced, but temporarily paused the effective date of, tariffs on goods imported from many other countries, including Mexico, Canada, Taiwan and the European Union. Significant trade partners such as Mexico, Canada and the European Union have announced retaliatory tariffs. Further, while the United States has exempted certain technology products such as semiconductors and electronics from the reciprocal tariffs announced on April 2, 2025 such that our products are not subject to the announced tariffs, it has also initiated Section 232 investigations on such products, possibly leading to the imposition of specific tariffs on these products or on products that incorporate them.

Although we continue to evaluate the impact of these tariffs on our business, these tariffs may result in significantly higher costs to acquire the materials and components used in our products. These tariffs and other trade restrictions could also limit the availability of components and raw materials.

Given this dynamic and rapidly evolving environment, it is not possible to know with any degree of certainty what the negative direct and indirect consequences of tariffs could be on our business and financial results.

We have incurred net losses in prior periods and have an accumulated deficit, and we may incur additional net losses in the future.

Prior to fiscal 2025, we had a history of net losses. While we generated net income of $52.2 million in fiscal 2025, we incurred net losses of $28.4 million in fiscal 2024 primarily attributable to increased operating expenses, such as investments in research and development, including share-based compensation. As of May 3, 2025, we had an accumulated deficit of $83.2 million.

We cannot assure you that we will generate sufficient revenue to offset the cost of growing our business in the future. Our revenue or revenue growth rate may decline in the future because of a variety of factors, including increased competition, reduced demand for our products and the maturation of our business. You should not consider our historical revenue growth or operating expenses as indicative of our future performance.

Additionally, we also expect our costs to increase in future periods. We expect to continue to expend substantial financial and other resources on research and development, expansion into new markets, marketing and general administration (including expenses related to being a public company). These investments may not result in increased revenue or growth in our business.

If our revenue or revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected. We will need to generate and sustain increased revenue levels in future periods in order to maintain or increase our level of profitability. If we cannot successfully grow our revenue at a rate that exceeds the increases in costs associated with our business, we will not be able to achieve or maintain profitability or generate positive cash flow on a sustained basis, and the trading price of our ordinary shares could decline.

We are subject to order and shipment uncertainties, and differences between our estimates of customer demand and product mix and our actual results could negatively affect our business, financial condition and results of operations.

Our product sales are primarily generated on the basis of purchase orders with our customers rather than long-term purchase commitments. However, we place orders with our suppliers based on forecasts of customer demand and, in some instances, may establish buffer inventories to accommodate anticipated demand, which may not materialize. Due to our lengthy product development cycle, it is critical for us to anticipate changes in demand for our various product features and the applications they serve to allow sufficient time for product development and design. We have limited visibility into future customer demand and the product mix that our customers will require, which could adversely affect our revenue forecasts and operating margins. Moreover, because some of our target markets are relatively new, many of our customers have difficulty accurately forecasting their product requirements and estimating the timing of their new product introductions, which ultimately affects their demand for our products. Our failure to accurately forecast demand can lead to product shortages that can impede production by our customers and harm our customer relationships. Conversely, our failure to forecast declining demand or shifts in product mix can result in excess or obsolete inventory. In addition, the rapid pace of innovation in our industry could also render significant portions of our inventory obsolete. Excess or obsolete inventory levels could result in unexpected expenses or increases in our reserves that could adversely affect our business, financial condition and results of operations. In contrast, if we were to underestimate customer demand or if sufficient manufacturing capacity were unavailable, we could forego revenue opportunities, potentially lose market share and damage our customer relationships. In addition, any significant future cancellations or deferrals of product orders or the return of previously sold products due to manufacturing defects could materially and adversely impact our profit margins, increase our write-offs due to product obsolescence and restrict our ability to fund our operations.

We face intense competition and expect competition to increase in the future.

The global semiconductor market in general, and the data infrastructure market in particular, are highly competitive. We expect competition to increase and intensify as more and larger competitor companies enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, financial condition and results of operations. In addition, our future growth will depend in part on our ability to successfully enter and compete in new markets.

Currently, our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets. Our principal competitors with respect to our products include Broadcom Ltd. (Broadcom), Marvell Technology, Inc. (Marvell) and Astera Labs, Inc. (Astera), as well as various cable suppliers. We expect competition will increase as our market grows, connectivity technology advances and existing competitors improve or expand their product offerings. In addition, new companies could enter our market, creating additional competition in the future.

Our ability to compete successfully depends, in part, on factors that are outside of our control, including industry and general economic trends. Many of our competitors are substantially larger, have greater financial, technical, marketing, distribution, customer support, government support and other resources, are more established than we are and have better brand recognition and broader product offerings, and may be able to bundle their products to gain market share. This may enable them to better withstand adverse economic or market conditions, such as those caused by uncertainty as a result of the recent macroeconomic environment, which has been characterized by rising interest rates and inflation, geopolitical instability, public health measures and supply chain uncertainty. These factors cause companies across the semiconductor industry to reduce spending and tighten inventory controls, which could negatively impact our business, financial condition and results of operations. Our ability to compete successfully will depend on a number of factors, including:

- our ability to define, design and regularly introduce new products and solutions that anticipate the functionality and integration needs of our customers' next-generation products and applications;

- our ability to build strong and long-lasting relationships with our customers and other industry participants;

- our ability to capitalize on, and prevent losses due to, vertical integration by significant customers;

- our products' performance, power efficiency and cost-effectiveness relative to those of competing products;

- our ability to achieve design wins;

- the effectiveness and success of our customers' products utilizing our products or solutions within their competitive end markets;

- our research and development capabilities to provide innovative products and solutions and maintain our product roadmap;

- the strength of our sales and marketing efforts and our brand awareness and reputation;

- our ability to secure capacity with our foundry and assembly partners to manufacture and assemble our products;

- our ability to deliver products in large volume on a timely basis at competitive prices;

- our ability to withstand or respond to significant price competition;

- our ability to grow and maintain international operations in a cost-effective manner;

- our ability to obtain, maintain, protect and enforce our intellectual property rights, including obtaining intellectual property rights from third parties that may be necessary to meet the evolving demands of the market;

- our ability to defend against potential patent infringement claims from third parties;

- our ability to promote and support our customers' incorporation of our products or solutions into their products; and

- our ability to retain high-level talent, including our management team and engineers.

Industry consolidation may lead to increased competition. Our competitors may also establish cooperative relationships among themselves or with third parties or may acquire companies that provide similar products to ours. As a result, new competitors or alliances may emerge that could capture significant market share. There has been a trend toward industry consolidation in our markets for several years. We expect this trend to continue as companies attempt to improve the leverage of growing research and development costs, strengthen or hold their market positions in an evolving industry or are unable to continue operations. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us. Industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers.

Any of these factors, alone or in combination with others, could lead to an increase in pricing pressure, more variability in our operating results, a loss of market share and could harm our business, financial condition and results of operations.

We may incur substantial expenses to develop, market and qualify products that may not generate any revenue.

Our business can be dependent on us winning competitive bid selection processes, known as "design wins." We are focused on securing design wins that enable us to sell our products and solutions. We consider a design win to occur when a customer notifies us that it has selected our products or technology to be incorporated into a product or system under development, often as part of a competitive technology review and bid process. While not legally enforceable contractual obligations, we believe design wins are an important step towards the adoption of our products or technologies by a customer, as competition for design wins is a highly selective process and generally results in the customer devoting substantial resources in partnering with us in development. These selection processes typically are lengthy and can require us to incur significant design and development expenditures and dedicate our limited engineering resources in pursuit of a single customer opportunity. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. Failure to obtain a design win could prevent us from offering an entire generation of a product to a particular customer. This could cause us to lose revenue and require us to write off obsolete inventory, and could weaken our position in future competitive selection processes. Further, because of the significant costs associated with qualifying new suppliers, customers are likely to use the same or an enhanced version of semiconductor products from existing suppliers across a number of similar and successor products for a lengthy period of time. As a result, if we fail to secure an initial design win for any of our products to any particular customer, we may lose the opportunity to make future sales of those products to that customer for a significant period of time or at all and experience an associated decline in net sales relating to those products.

Even when we do achieve a design win, we may never generate any revenue despite incurring development expenditures. For example, despite achieving a design win, the customer may determine not to proceed with a contemplated project and cancel the project with little notice to us, resulting in a loss of projected revenue. In addition, our design cycle from initial engagement to volume shipment is typically two to three years, so even after securing a design win, we may experience delays in generating revenue from our products as a result of the lengthy development cycle.

Our customers may take several months or more than a year to evaluate our products and solutions. For example, prior to purchasing our products, our customers may require that both our products and our third-party contractors undergo extensive qualification processes, which involve testing of our products in the customers' systems, as well as testing for reliability. This qualification process may continue for several months or more. However, qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision in our third-party contractors' manufacturing process or our selection of a new supplier may require a new qualification process with our customers, which may result in delays and in our holding excess or obsolete inventory. After our products are qualified, it can take several months or more before the customer commences volume production of components or systems that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualify our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, sales of those products to the customer may be precluded or delayed, which may impede our growth and materially and adversely affect our business, financial condition and results of operations.

The delays inherent in a lengthy sales cycle increases the risk that a customer will decide to cancel, curtail, reduce or delay its product plans or adopt a competing design from one of our competitors, which could cause us to lose anticipated revenue if we continue development but are unable to secure a new design win. Any delay or cancellation of a customer's plans could materially and adversely affect our financial results, as we may have incurred significant expense without generating any revenue. Moreover, our customers' failure to successfully market and sell their products could reduce demand for our products and materially and adversely affect our business, financial condition and results of operations.

Because of an extended sales cycle, our revenue in future years is highly dependent on design wins we are awarded in prior years. It is typical that a design win will not result in meaningful revenue until one or more years later, if at all. If we do not continue to achieve design wins in the short term, our revenue in the following years will deteriorate.

Further, a significant portion of our revenue in any period may depend on a single product design win with a large customer. As a result, the loss of any key design win or any significant delay in the ramp of volume production of the customer's products for which our product is designed could adversely affect our business, financial condition and results of operations. We may not be able to maintain sales to our key customers or continue to secure key design wins for a variety of reasons, and our customers can stop incorporating our products into their data infrastructure or product offerings with limited notice to us and suffer little or no penalty.

If we fail to anticipate or respond to technological shifts or market demands, or to timely develop new or enhanced products or technologies in response to the same, it could result in decreased revenue and the loss of design wins to our competitors. Due to the interdependence of various components in the systems within which our products and the products of our competitors operate, customers are unlikely to change to another design, once adopted, until the next generation of a technology. As a result, if we fail to introduce new or enhanced products that meet the needs of our customers or penetrate new markets in a timely fashion, and our designs do not gain acceptance, we will lose market share and our competitive position would be harmed.

We rely on a limited number of third parties to manufacture, assemble and test our products, and the failure to successfully manage our relationships with such third-party contractors could adversely affect our revenue and operating results.

We operate an outsourced manufacturing business model. As a result, we rely on third-party foundry wafer fabrication and assembly and test capacity. We currently outsource all of our IC manufacturing to TSMC, with the assembly and testing processes outsourced to other subcontractors primarily in Asia. We also use third-party contract manufacturers for a significant majority of our assembly and test operations, including Amkor, ASE, KYEC and TeraPower for our IC products, and BizLink for our AEC products. The failure to manage our relationships with our third-party contractors successfully could adversely affect our ability to market and sell our products and our reputation. Our revenue and operating results would suffer if these third parties fail to deliver products or components in a timely manner and at reasonable cost or if manufacturing capacity is reduced or eliminated, as we may be unable to obtain alternative manufacturing capacity.

Relying on third-party manufacturing, assembly and testing presents significant risks to us, including the following:

- failure by us, our customers or their end customers to qualify a selected supplier;

- capacity shortages during periods of high demand;

- reduced control over delivery schedules and quality;

- shortages of materials;

- third parties infringing, misappropriating or otherwise violating our intellectual property rights;

- impairment of the operation or security of our products if errors or other defects occur in the third-party technologies we use, and difficulties correcting such errors or defects because the development and maintenance of those technologies is not within our control;

- limited warranties on wafers or products supplied to us; and

- potential increases in prices or reduced yields.

The ability and willingness of our third-party contractors to perform is largely outside our control. If one or more of our contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, if that manufacturing capacity is reduced or eliminated at one or more facilities, including as a response to a general decline in the semiconductor or electrical cable industry, or any of those facilities are unable or unwilling to keep pace with the growth of our business, we could have difficulties fulfilling our customer orders and our revenue could decline. In addition, if these third parties fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders, which could materially and adversely affect our business, financial condition and results of operations.

We do not generally have long-term contracts with our suppliers and substantially all of our purchases are on a purchase order basis. Suppliers may extend lead times, limit supplies, place products on allocation or increase prices due to commodity price increases, capacity constraints or other factors that could lead to interruption of supply or increased demand in the industry. For example, public health crises, trade sanctions, the armed conflict in Ukraine and other factors have led to worldwide supply constraints, including with respect to wafers and substrates. Additionally, the supply of these materials may be negatively impacted by an unfavorable macroeconomic environment, including as a result of increased trade tensions between the U.S. and its trading partners, particularly the PRC. In the event that we cannot timely obtain materials in sufficient quantities or at reasonable prices, the quality of the material deteriorates or we are not able to pass on higher materials costs to our customers, our business, financial condition and results of operations could be adversely impacted.

Additionally, as our fabrication and assembly and test contractors are located in the Pacific Rim region, principally in Taiwan, our manufacturing capacity may be similarly reduced or eliminated due to natural disasters, including earthquakes, drought or typhoons, political unrest, trade restrictions, war or undeclared armed conflict, including terrorism, labor strikes, work stoppages or public health crises. This could cause significant delays in shipments of our products until we are able to shift our manufacturing, assembly or testing from the affected contractor to another third-party vendor. There can be no assurance that alternative manufacturing capacity could be obtained on favorable terms, if at all.

The success of our products is dependent in part on our customers' ability to develop products that achieve market acceptance, and our customers may fail to do so.

The success of our products is heavily dependent on the timely introduction, quality and market acceptance of our customers' products incorporating our products, which are impacted by factors beyond our control. Our customers' products are often very complex and subject to design complexities that may result in design flaws, as well as potential defects, errors and bugs. We have in the past been subject to delays and project cancellations as a result of design flaws in the products developed by our customers, changing market requirements, such as a customer adding a new feature, or because a customer's product fails their end customer's evaluation or field trial. In other cases, customer products are delayed due to incompatible deliverables from other vendors. We incur significant design and development costs in connection with designing our products for customers' products that may not ultimately achieve market acceptance. If our customers discover design flaws, defects, errors or bugs in their products, or if they experience changing market requirements, failed evaluations or field trials or incompatible deliverables from other vendors, they may delay, change or cancel a project, and we may have incurred significant additional development costs and may not be able to recoup our costs, which in turn would adversely affect our business, financial condition and results of operations.

The complexity of our products could result in undetected defects; we may be subject to warranty claims and product liability, which could result in a decrease in customers and revenue,

unexpected expenses and loss of market share, and our product liability insurance may not adequately cover our costs arising from product defects or otherwise.

Highly complex products such as ours may contain defects, errors and bugs when they are first introduced or as new versions are released. We have in the past and may in the future experience these defects, errors and bugs. If any of our solutions have reliability, quality or compatibility problems, we may not be able to successfully correct these problems in a timely manner or at all. In addition, if any of our proprietary features contain defects, errors or bugs when first introduced or as new versions of our products are released, we may be unable to timely correct these problems. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers, and could adversely affect our financial results. In addition, these defects, errors or bugs could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new product, we may incur significant additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or others.

Generally, we attempt to limit our liability to the replacement of the part or to the revenue received for the product through our negotiated agreements, as well as our standard terms and conditions, but these limitations on liability may not be effective or sufficient in scope in all cases. If a customer's equipment fails in use, the customer may incur significant monetary damages including an equipment recall or associated replacement expenses, as well as lost revenue. The customer may claim that a defect in our products caused the equipment failure and assert a claim against us to recover monetary damages. The process of identifying a defective or potentially defective product in systems that have been widely distributed may be lengthy and require significant resources, and may divert the attention of our engineering personnel from our product development efforts. We may test the affected product to determine the root cause of the problem and to determine appropriate solutions. We may find an appropriate solution or a temporary fix while a permanent solution is being determined. If we are unable to determine the root cause, find an appropriate solution or offer a temporary fix, we may delay shipment to customers. As a result, we may incur significant replacement costs, customers may bring contract damage claims and our reputation may be harmed. In certain situations, we may incur costs or expenses related to a recall of one of our products in order to avoid the potential claims due to a design or manufacturing process defect. Defects in our products could harm our relationships with our customers and damage our reputation. Customers may be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers. In addition, the cost of defending these claims and satisfying any arbitration award or judicial judgment with respect to these claims could harm our business prospects and financial condition. Although we carry product liability insurance, we cannot be sure that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance or that we will have sufficient resources to satisfy any asserted claims arising from defects in our products or otherwise.

We may not accurately anticipate market trends and changing industry standards, and if we fail to develop and introduce products to adequately address these trends or prevailing industry standards on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

We operate in industries characterized by rapidly changing technologies and industry standards as well as technological obsolescence. We have developed products that may have long product life cycles of seven years or more. We believe that our future success depends on our ability to develop and introduce new technologies and products that generate new sources of revenue to replace, or build upon, existing product revenue streams that may be dependent upon limited product life cycles. If we are not able to repeatedly introduce, in successive years, new products that ship in volume, our revenue will likely not grow and may decline significantly and rapidly.

To compete successfully, we must design, develop, market and sell new or enhanced products that provide increasingly higher levels of performance and reliability while meeting industry standards and the cost expectations of our customers. The introduction of new products by our competitors, the delay or cancellation of a system or platform for which any of our products are designed, the market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future products uncompetitive from a pricing standpoint, obsolete or otherwise unmarketable. Our failure to anticipate or timely develop new or enhanced products or technologies in response to technological shifts or changes in industry standards could result in decreased revenue and our competitors achieving design wins over us. In particular, we may experience difficulties with product design, manufacturing, marketing or certification that could delay or prevent our development, introduction or marketing of new or enhanced products. Although we believe our products are fully compliant with applicable industry standards, proprietary enhancements may not in the future result in full conformance with existing industry standards under all circumstances. Due to the interdependence of various components in the systems within which our products and the products of our competitors operate, customers are unlikely to change to another design, once adopted, until the next generation of a technology. Moreover, products for our target markets are based on industry standards that are continually evolving, and industry standards are often developed and promoted by larger companies who are industry leaders and provide other components of the systems in which our products are incorporated. If larger companies do not support the same industry standards that we do, or if competing standards emerge, it could render our products incompatible with products developed by other suppliers or make it difficult for our products to meet the requirements of certain customers. As a result, if we fail to introduce new or enhanced products that meet prevailing industry standards and the needs of our customers or penetrate new markets in a timely fashion, and our designs do not gain acceptance, we will lose market share and our competitive position, potentially on an extended basis, and our operating results will be adversely affected. Our pursuit of necessary technological advances will also require substantial time and expense.

We generally do not maintain long-term supply contracts with TSMC or other third-party manufacturers or suppliers, and any disruption in our supply of products or materials, including raw material price fluctuations could have a material adverse effect on our business, financial condition and results of operations.

Except for our agreement with BizLink for the manufacture of certain AEC products, we do not maintain long-term supply contracts with TSMC or generally with any of our third-party contract manufacturers or other suppliers. We make substantially all of our purchases on a purchase order basis. Our suppliers are not typically required to supply us products for any specific period or in any specific quantity, and we negotiate pricing with our main vendors on a purchase order-by-purchase order basis. We expect that it would take approximately 9 to 12 months to transition from our current foundry or assembly services to new providers. Such a transition would likely result in increased production costs and require a qualification process by our customers or their end customers. None of TSMC, BizLink or our third-party manufacturers or other suppliers have provided contractual assurances to us that adequate capacity will be available to us to meet our anticipated future demand for our solutions. We generally place orders for products with some of our suppliers several months prior to the anticipated delivery date, with order volumes based on our forecasts of demand from our customers. If we inaccurately forecast demand for our products, we may be unable to obtain adequate and cost-effective foundry or assembly capacity from TSMC or our other third-party manufacturers or suppliers to meet our customers' delivery requirements, or we may accumulate excess inventories. Moreover, even if we accurately forecast demand for our products, we cannot be sure that TSMC or our other third-party manufacturers or suppliers will allocate sufficient capacity to satisfy our requirements.

These third-party manufacturers often serve customers that are larger than us or require a greater portion of their services, which may decrease our relative importance and negotiating leverage with these third parties. TSMC and our assembly and test vendors may allocate capacity to the production of other companies' products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than us or that have long-term agreements with TSMC or our assembly and test vendors may cause TSMC or our assembly and test vendors to reallocate capacity to those customers, decreasing the capacity available to us. If we enter into costly arrangements with suppliers that include nonrefundable deposits or loans in exchange for capacity commitments, commitments to purchase specified quantities over extended periods or investment in a foundry, our operating results could be harmed. We may not be able to make any such arrangement in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility and be on terms that are not favorable to us. Moreover, even if we are able to secure committed foundry capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results. To date, we have not entered into such arrangements with TSMC or our assembly and test suppliers. If we need another foundry or assembly and test subcontractor because of increased demand, or if we are unable to obtain timely and adequate deliveries from our providers, we might not be able to cost effectively and quickly retain other vendors to satisfy our requirements.

Supply of raw materials may be negatively impacted by an unfavorable macroeconomic environment, including as a result of increased tensions and tariff measures between the United States and its trading partners, particularly the PRC. In the event that we cannot timely obtain sufficient quantities of materials or at reasonable prices, the quality of the material deteriorates or we are not able to pass on higher materials or energy costs to our customers, our business, financial condition and results of operations could be adversely impacted.

Further, the cost of raw materials is a key element in the cost of our products. Our inability to offset material price inflation through increased prices to customers, suppliers, productivity actions or through commodity hedges could adversely affect our business, financial condition and results of operations. Many major components, product equipment items and raw materials are procured or subcontracted on a single or sole-source basis. Although we maintain a qualification and performance surveillance process and we believe that sources of supply for raw materials and components are generally adequate, it is difficult to predict what effects shortages or price increases may have in the future. Our inability to fill our supply needs would jeopardize our ability to fulfill obligations under our contracts, which could, in turn, result in reduced sales and profits, contract penalties or terminations and damage to our customer relationships.

Furthermore, increases in the price of silicon wafers, copper cables, printed circuit boards (PCBs), testing costs and commodities, which may result in increased production costs, mainly assembly and packaging costs, may result in a decrease in our gross margins. Moreover, our suppliers may pass the increase in raw materials and commodity costs onto us, which would further reduce the gross margin of our products. In addition, as we are a fabless company, global market trends such as a shortage of capacity to fulfill our fabrication needs also may increase our raw material costs and thus decrease our gross margin.

We rely on the ability to use and the success of third-party technologies to develop our products, and our inability to use such technologies in the future would harm our ability to remain competitive.

We rely on third parties for technologies that are integrated into our products, such as wafer fabrication and assembly and test technologies used by our contract manufacturers, as well as licensed architecture technologies. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner or at all, and our ability to remain competitive would be harmed. In addition, if we are unable to successfully license technology from third parties to develop future products, we may not be able to develop such products in a timely manner or at all. The operation or security of our products could be impaired if errors or other defects occur in the third-party technologies we use, and it may be more difficult for us to correct any such errors and defects in a timely manner, if at all, because the development and maintenance of these technologies is not within our control. Any impairment of the technologies or of our relationship with these third parties could harm our business.

We may not be able to meet manufacturing yields that allow us to meet customer demand and maintain our gross margins.

We depend on satisfactory wafer foundry manufacturing capacity, wafer prices and production yields, as well as timely wafer delivery to meet customer demand and enable us to maintain satisfactory gross margins. The fabrication of our products is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields and, in some cases, cause production to be suspended. Our IC foundry vendor, TSMC, other manufacturers with which we contract and any foundries we may employ in the future may experience manufacturing defects and reduced manufacturing yields from time to time. If these vendors were to extend lead times, limit supplies or the types of capacity we require or increase prices due to capacity constraints or other factors, our revenue and gross margin may materially decline. Further, any new foundry vendors we employ may present additional and unexpected manufacturing challenges that could require significant management time and focus. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by the foundries that we employ could result in lower than anticipated production yields or unacceptable performance of our devices. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time-consuming and expensive to correct. Poor production yields from the foundries that we employ, or defects, integration issues or other performance problems in our solutions could significantly harm our customer relationships and financial results and give rise to financial or other damages to our customers.

Manufacturing yields for new products initially tend to be lower as we complete product development and commence volume manufacturing, and typically increase as we bring the product to full production. Our business model includes the assumption of improving manufacturing yields and, as a result, material variances between projected and actual manufacturing yields will have a direct effect on our gross margin and profitability. The difficulty of accurately forecasting manufacturing yields and maintaining cost competitiveness through improving manufacturing yields will continue to be magnified by the increasing process complexity of manufacturing semiconductor products.

We may be unable to develop or maintain our relationships with industry and technology leaders to enhance our product offerings.

We develop many of our products for applications in systems that are driven by industry and technology leaders in the data infrastructure market. We also work with customers, system manufacturers and standards bodies to define industry conventions and standards within our target markets. We believe these relationships enhance our ability to achieve market acceptance and widespread adoption of our products. If we are unable to continue to develop or maintain these relationships, our products and solutions would become less desirable to our customers, our sales would suffer and our competitive position could be harmed.

Average selling prices of our products generally decrease over time, which could negatively impact our revenue and gross margins.

Average selling prices of semiconductor products in the markets we serve have historically decreased over time, and we expect such declines to occur for our products over time. Accordingly, if competition increases in our target markets, we may need to reduce the average unit price of our products in anticipation of competitive pricing pressures, new product introductions by us or our competitors and for other reasons. Our gross margins and financial results will suffer if we are unable to offset reductions in our average selling prices by reducing our costs, developing new or enhanced products on a timely basis with higher selling prices or gross margins, or increasing our sales volumes.

We seek to offset the anticipated reductions in our average selling prices by reducing the cost of our products through improvements in manufacturing yields and lower wafer, assembly and testing costs, developing new products, enhancing lower-cost products on a timely basis and increasing unit sales. Because we do not operate our own manufacturing or assembly facilities or most of our testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities, and our costs may even increase, which could further reduce our gross margins. We rely primarily on obtaining yield improvements and volume-based cost reductions to drive cost reductions in the manufacture of existing products, introducing new products that incorporate advanced features and optimize die size and other price and performance factors that enable us to increase revenue while maintaining gross margins. To the extent that such cost reductions or revenue increases do not occur at a sufficient level and in a timely manner, our business, financial condition and results of operations could be adversely affected. If we are unable to offset these anticipated reductions in our average selling prices, our business, financial condition and results of operations could be negatively affected.

Our gross margins may fluctuate due to a variety of factors.

Our gross margins may fluctuate due to a number of factors, including customer and product mix, revenue mix between various offerings, market acceptance of our new products, timing and seasonality of end-market demand, yield, wafer pricing, packaging and testing costs, competitive pricing dynamics and geographic and market pricing strategies.

To attract new customers or retain existing customers, we have in the past and will in the future offer certain customers favorable prices, which would decrease our average selling prices and likely impact gross margins. Further, we may also offer pricing incentives to our customers on earlier generations of products which could negatively affect our gross margins. In addition, in the event our customers, including our larger customers, exert more pressure with respect to pricing and other terms with us, it could put downward pressure on our margins.

In addition, we maintain an inventory of our products at various stages of production and in finished goods inventory. We hold these inventories in anticipation of customer orders. If those customer orders do not materialize in a timely manner, we may have excess or obsolete inventory which we would have to reserve or write-down, and our gross margins would be adversely affected.

We may not receive timely payments from our customers, which could adversely affect our business, financial condition and results of operations.

Our ability to receive timely payments from our customers could adversely impact our collection of accounts receivable, and, as a result, our revenue. We regularly review the collectability and creditworthiness of our customers to determine an appropriate allowance for credit losses. Based on our review of our customers, we had no reserve for credit losses as of May 3, 2025 and April 27, 2024. If our credit losses were to exceed our current or future allowance for credit losses, our business, financial condition and results of operations would be adversely affected.

We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing to fund our operations.

We may need to raise additional funds in the future. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities or convertible debt, investors may experience significant dilution of their ownership interest, and the newly-issued securities may have rights senior to those of the holders of our ordinary shares. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to incur additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may have to scale back our operations or limit our production activities, and we may not be able to expand our business, develop or enhance our products or solutions, take advantage of business opportunities or respond to competitive pressures, which could negatively impact our business, financial condition and results of operations.

We may not be able to effectively manage our growth without incurring significant expenditures necessary to address the additional operational and control requirements of our growth.

To effectively manage our growth, we must continue to expand our operational, engineering and financial systems, procedures and controls and to improve our accounting and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. In addition, in connection with operating as a public company, we incur additional significant legal, accounting and other expenses that we did not incur as a private company. If our revenue does not increase to offset these increases in our expenses, we may not achieve or maintain profitability in future periods. Any failure to successfully implement systems enhancements and improvements will likely have a negative impact on our ability to manage our expected growth as well as our ability to ensure uninterrupted operation of key business systems and compliance with the rules and regulations applicable to public companies.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new or improved products or solutions, and we may fail to satisfy customer product or support requirements, maintain the quality of our products or solutions, execute our business plan or respond to competitive pressures, any of which could negatively affect our business, financial condition and results of operations.

If we fail to retain any distributors upon which we rely to assist in selling our products, or if any of these parties fail to perform as expected, it could reduce our future sales.

To the extent we rely on distributors, we may be unable to predict the extent to which these distributors will be successful in marketing and selling our products. Moreover, many of these distributors are also likely to market and sell competing products, which may affect the extent to which they would promote our products. Even where our relationships are formalized in contracts, distributors have the right to terminate their relationships with us at any time. Our future performance may also depend, in part, on our ability to attract distributors who would be able to market and support our products effectively, especially in markets in which we have not previously sold our products. If we cannot retain distributors or find replacement distributors, our business, financial condition and results of operations could be harmed. Moreover, because we do not control the sales representatives and other employees of our distributors, any actions by the sales representatives and other employees of our distributors that do not comply with our sales process or priorities or applicable regulatory requirements could harm the reputation of our company or our products, result in legal liability to us or result in sales that are below our expectations, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our compliance with applicable environmental, health and safety laws, as well as sustainability initiatives and climate change regulations, could increase our costs, restrict our operations and require expenditures that could negatively affect our results of operations and financial condition.

We and our manufacturers and other suppliers are subject to a variety of international laws and regulations relating to the use, disposal, clean-up of and human exposure to hazardous materials. Compliance with environmental, health and safety requirements could, among other things, restrict our ability to expand our facilities or require us to acquire pollution control equipment, all of which can be very costly. Any failure by us to comply with such requirements could result in the limitation or suspension of the manufacture of our products and could result in litigation against us and the payment of significant fines and damages by us in the event of a significant adverse judgment. In addition, complying with any cleanup or remediation obligations for which we are or become responsible could be costly and have a material adverse effect on our business, financial condition and results of operations.

Changing requirements relating to the materials composition of our semiconductor products, including the restrictions on lead and certain other substances in electronic products sold in various countries, including the United States, the PRC and Japan, and in the European Union, increase the complexity and costs of our product design and procurement operations and may require us to re-engineer our products. Such re-engineering may result in excess inventory or other additional costs and could have a material adverse effect on our results of operations. We may also experience claims from employees from time to time with regard to exposure to hazardous materials or other workplace related environmental claims.

Increasingly, regulators, customers, investors, employees and other stakeholders are focusing on sustainability matters. While we have certain sustainability initiatives at the Company there can be no assurance that regulators, customers, investors and employees will determine that these programs are sufficiently robust. In addition, there can be no assurance that we will be able to accomplish our announced goals related to our sustainability initiatives, as statements regarding our sustainability goals reflect our current plans and aspirations and are not guarantees that we will be able to achieve them within the timelines we announce or at all. Actual or perceived shortcomings with respect to our sustainability initiatives and reporting can impact our ability to hire and retain employees, increase our customer base, reelect our board of directors or attract and retain certain types of investors. In addition, many of our stakeholders are increasingly focused on specific disclosures and frameworks related to sustainability matters. Collecting, measuring and reporting sustainability information and metrics can be costly, difficult and time consuming, is subject to evolving reporting standards, and can present numerous operational, reputational, financial, legal and other risks, any of which could have a material impact on us, including on our reputation and stock price. Inadequate processes to collect and review this information prior to disclosure could subject us to potential liability related to such information.

There is a risk that we will be a passive foreign investment company for the current or any future taxable year, which generally would result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company (PFIC) for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents or royalties (other than certain rents or royalties earned in the conduct of an active business) and investment gains. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the manner in which we currently conduct our business, our current and expected composition of our income and assets and the estimated value of our assets, we believe that we were not a PFIC for our taxable year ending on May 3, 2025. However, our PFIC status for any year is based on an annual determination for such year, and there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer held ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain distributions and additional reporting requirements.

Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments.

We are affected by various taxes imposed in different jurisdictions, including direct and indirect taxes imposed on our global activities. Significant judgment is required in determining our provisions for taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. The amount of income tax we pay is subject to ongoing audits by tax authorities. If audits result in payments or assessments, our future results may include unfavorable adjustments to our tax liabilities, and we could be adversely affected. Any significant changes to the tax system in the jurisdictions where we operate could adversely affect our business, financial condition and results of operations.

Cybersecurity breaches, cyberattacks and other disruptions to information technology systems could disrupt our operations, compromise the confidentiality of our data or our intellectual property, and adversely affect our business, reputation, operations and financial results.

We rely on our information technology systems, and those of our vendors, suppliers and customers, including hardware, software, cloud services, infrastructure, networks and systems, for the effective operation of our business and for secure maintenance and storage of confidential data relating to our business. Additionally, in the ordinary course of business we collect, store and otherwise process sensitive data, including intellectual property and proprietary business information as well as personal information of our customers and employees, on information technology systems, including systems that may be controlled or maintained by third parties. The secure operation of these information technology systems, and the processing and maintenance of the information processed by these systems, is critical to our business operations. While we strive to implement various controls and defenses, cybersecurity attacks and threats have continued to become more prevalent and sophisticated. These threats are constantly evolving, making it increasingly difficult to successfully defend against or implement adequate preventive measures. Geopolitical tensions or conflicts have in the past led to, and may in the future lead to, increased risk of cybersecurity attacks. Additionally, AI technologies also may be used to implement certain cybersecurity attacks or to increase their intensity, which may further increase risk. Notwithstanding defensive measures, experienced programmers, hackers, state actors or others may be able to penetrate our security controls, or those of our vendors, suppliers or customers, through attacks such as, but not limited to, phishing or other forms of social engineering, impersonating authorized users, ransomware, spyware, viruses, worms and other malicious software programs, software supply chain attacks, exploitation of compromised commercial software, bugs and other cybersecurity weaknesses and vulnerabilities, covert introduction of malware to computers and networks. Any attack on the information technology systems of us or one of our vendors, suppliers or customers may be difficult to detect, designed to remain dormant until a triggering event or may continue undetected for an extended period of time. In addition, our information technology systems and those of our vendors, suppliers, and customers may be vulnerable to damage, disruptions or shutdowns due to errors, negligence or malfeasance by employees, contractors, or others.

Cybersecurity breaches, cyberattacks and other disruptions to our information technology systems or those of our vendors, suppliers or customers could compromise the confidentiality, operational integrity, and accessibility of our information technology systems, or those of our vendors, suppliers or customers, which could result in the compromise or unauthorized access to, or publication, loss or other processing of, our data (including personal information) or intellectual property, as well as interruptions or delays in our business operations, loss of existing or future customers and damage to our reputation, which could adversely affect our business, reputation and financial results. In addition, such events could result in violations of privacy, data protection, cybersecurity or other laws or regulations, increase the risk of litigation or regulatory investigation, or cause us to incur losses, including if attackers initiate wire transfers or access our bank or investment accounts. We expect ongoing and increasing costs related to investments in technology, controls, processes and practices, however these investments may not be sufficient to shield us from significant losses or liability in the event of a cybersecurity breach, cyberattack or other disruption to our information technology systems.

Our business may be impacted by information technology system failures or network disruptions, and lack of redundancy.

Our ability to operate our business depends on the efficient operation of internal and third-party information technology systems, including cloud computing, data centers, hardware, software and applications, to manage our company. We strive to use quality and secure systems, work with reputable system vendors and implement procedures intended to enable us to protect our systems.

Our information technology systems and operations could be damaged or interrupted due to events such as natural or human-caused disasters, extreme weather, geopolitical events and security issues, computer viruses, cybersecurity breaches, cyberattacks, disruptions, telecommunication failures and similar events, which could adversely affect our business, financial condition and results of operations. Our systems are not fully redundant and depending on the severity of the damage or interruption, our disaster recovery plan and procedures may be inadequate or ineffective. These events could also damage our reputation, and result in increased costs or loss of sales.

Risks Related to Our Industry

Our target customer and product markets may not grow or develop as we currently expect.

Within the data infrastructure industry, our target markets include networking OEMs, optical module OEMs, hyperscalers, 5G communications, IoT, HPC and artificial intelligence markets. Any deterioration in our target customer or product markets or reduction in capital spending to support these markets could lead to a reduction in demand for our products, which would adversely affect our business, financial condition and results of operations. Further, these markets are relatively new and still developing, and if our target customer markets do not grow or develop in ways that we currently expect, demand for our products and solutions may not materialize as expected, which would also negatively impact our business, financial condition and results of operations.

We may be unable to predict the timing or development of trends in our target markets with any accuracy. If we fail to accurately predict market requirements or market demand for these products and solutions, our business will suffer. A market shift towards an industry standard that we may not support could significantly decrease the demand for our products and solutions.

Our future revenue growth, if any, will depend in part on our ability to expand within our existing markets, our ability to continue to penetrate emerging markets, such as the 5G communications market, and our ability to enter into new markets. Each of these markets presents distinct and substantial challenges and risks and, in many cases, requires us to develop new customized solutions to address the particular requirements of that market. Meeting the technical requirements and securing design wins in any of these new markets will require a substantial investment of our time and resources. We cannot assure you that we will secure design wins from these or other new markets, or that we will achieve meaningful revenue from sales in these markets. If any of these markets do not develop as we currently anticipate or if we are unable to penetrate them and scale in them successfully, our revenue may not increase or could decline.

The market demand for 100G/200G/400G/800G/I.6T solutions may not sufficiently develop or may develop more slowly than expected.

We are currently investing significant resources to develop semiconductor solutions supporting 100G/200G/400G/800G/1.6T data transmission rates in order to increase the number of such solutions in our product line. If we fail to accurately predict market requirements or market demand for 100G/200G/400G/800G/1.6T semiconductor solutions, or if our 100G/200G/400G/800G/1.6T semiconductor solutions are not successfully developed or competitive in the industry, our business will suffer. If 100G/200G/400G/800G/1.6T networks are deployed to a lesser extent or more slowly than we currently anticipate, we may not realize any benefits from our investment. As a result, our business, financial condition and results of operations would suffer.

Our business is dependent on continued capital expenditures by data centers and service providers, and any downturn that such centers or providers experience could negatively impact our business, financial condition and results of operations.

Our business depends on continued capital expenditures by data center service providers and is subject to the cyclicality of such expenditures. If the demand for our customers' products declines or fails to increase, as a result of lower capital expenditures by service providers or any other factors, demand for our products will be similarly affected. Global economic downturns have caused in the past, and may cause in the future, a significant reduction in capital spending on data infrastructure equipment, which could materially and adversely affect our business, financial condition and results of operations.

We may be unable to make the substantial and productive research and development investments, which are required for our business to remain competitive.

The data infrastructure industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Our products originated with our research and development efforts and have provided us with a significant competitive advantage. Our research and development expenses were $146.0 million for fiscal 2025. We are committed to investing in new product development in order to remain competitive in our target markets. We do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive. In addition, there is no assurance that the technologies which are the focus of our research and development expenditures will become commercially successful. Increased investments in research and development or unsuccessful research and development efforts could cause our cost structure to fall out of alignment with demand for our products, which would have a negative impact on our financial results.

The general compute and Artificial Intelligence and Machine Learning (AI/ML) infrastructure market is an emerging market that will depend on the success of generative AI technologies, and this market may not develop as we currently expect, including due to regulatory uncertainty.

Our hyperscale customers are increasingly pursuing AI/ML infrastructure, and we believe the AI/ML infrastructure market is a significant growth opportunity for our connectivity solutions. Our business operations and future prospects in the AI/ML infrastructure market will depend, in part, on the successful development, deployment, and market acceptance of generative AI technologies. Generative AI involves the use of advanced algorithms and machine learning techniques to create content, generate ideas or simulate human-like behaviors. While we believe generative AI presents significant opportunities for our connectivity solutions, there are inherent risks and challenges that could hinder our success in this domain, including but not limited to:

- Uncertain Commercial Viability: The development and adoption of generative AI technologies are still in their early stages, and their commercial viability remains uncertain. There is a risk that the demand for connectivity solutions for such technologies may not meet our expectations or that market acceptance may be slower than anticipated. Failure to achieve widespread acceptance and generate significant revenues from generative AI technologies could negatively impact our financial condition and results of operations.

- Technical Limitations and Failures: The development of generative AI technologies is complex, and there are technical challenges associated with achieving the desired level of accuracy, efficiency, and reliability. The algorithms and models utilized in generative AI systems may have limitations, including biases, errors, or inability to handle certain data types or scenarios. Furthermore, there is a risk of system failures, disruptions, or vulnerabilities that could compromise the integrity, security, or privacy of the generated content. These limitations or failures could result in reputational damage, legal liabilities, or loss of user confidence which, in turn, could result in lower than anticipated demand from hyperscalers for connectivity solutions in the AI/ML infrastructure market.

- Regulatory and Compliance Risks: Generative AI technologies, and the perceived risks in the use and development of generative AI technologies, is emerging as a source of significant media attention and societal and political debate. The regulatory landscape surrounding generative AI technologies is evolving, and there is ongoing uncertainty regarding the extent of actions taken by governmental authorities, self-regulatory institutions or other regulatory authorities to curtail the development or use of generative AI technologies. For example, most recently the European

Union approved the EU Artificial Intelligence Act (the EU AI Act), which establishes a comprehensive, risk-based governance framework for artificial intelligence in the EU market and went into effect on August 2, 2024. Moreover, laws, regulations or industry standards that develop in response to generative AI technologies,like the EU AI Act, may be burdensome or may prohibit the deployment of generative AI technologies for one or more uses, any of which could result in lower than anticipated demand from hyperscalers for connectivity solutions in the AI/ML infrastructure market.

• Ethical Considerations and Public Perception: Generative AI technologies raise ethical concerns related to privacy, transparency, fairness, and potential misuse. Public perception of AI and its societal impacts could affect the adoption and acceptance of generative AI systems. Negative media coverage, public backlash, or ethical controversies involving AI technologies, whether related to any company's specific products or the industry as a whole, could harm the reputation of companies providing generative AI systems, limit their market opportunities or result in additional regulatory scrutiny, any of which could result in lower than anticipated demand from hyperscalers for connectivity solutions in the AI/ML infrastructure market.

These risks are not exhaustive, and additional factors that are currently unknown or beyond our control may also impair the development, deployment or commercialization of generative AI technologies, which in turn would result in lower than anticipated demand from hyperscalers for connectivity solutions in the AI/ML infrastructure market and could materially and adversely affect our growth prospects and results of operations.

We are subject to the cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles, and wide fluctuations in product supply and demand. From time to time, these factors, together with changes in macroeconomic conditions, can cause significant upturns and downturns in the semiconductor industry, and in our business. The industry has experienced significant downturns during recent global recessions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could negatively impact our business and operating results. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to third-party foundry and assembly capacity. We are dependent on the availability of this capacity to manufacture and assemble our products. Neither our third-party foundry nor our assembly contractors has provided assurances that adequate capacity will be available to us in the future. We cannot predict the duration or timing of any downturn or upturn in the semiconductor industry.

Social and environmental responsibility regulations, policies and provisions, as well as customer and investor demands, may make our supply chain more complex and may adversely affect our relationships with customers and investors.

There is an increasing focus on corporate social and environmental responsibility in the semiconductor industry. A number of our customers have adopted, or may adopt, procurement policies that include social and environmental responsibility provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. An increasing number of investors are also requiring companies to disclose corporate social and environmental policies, practices and metrics. Legal and regulatory requirements, as well as investor expectations, on corporate social responsibility practices and disclosure, are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with, given the complexity of our supply chain and our significant outsourced manufacturing. If we are unable to comply, or are unable to cause our suppliers to comply, with such policies or provisions or meet the requirements of our customers and our investors, it could harm our reputation, such customers may stop purchasing products from us, which would harm our revenue and results of operations, or such investors may sell their shares, which could cause the trading price of our ordinary shares to decline.

In addition, as part of their corporate social and environmental responsibility programs, as well as the Dodd-Frank Wall Street Reform and Consumer Protection Act, which imposes disclosure requirements regarding the use in components of products of "conflict minerals" mined from the Democratic Republic of Congo and adjoining countries, whether the components of such products are manufactured by them or third parties, an increasing number of OEMs are seeking to source products that do not contain minerals sourced from areas where proceeds from the sale of such minerals are likely to be used to fund armed conflicts, such as in the Democratic Republic of Congo. This could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of semiconductor devices, including our products. As a result, we may face difficulties in satisfying these customers' demands, which may harm our sales and operating results. In addition, there are additional costs to us associated with complying with these disclosure requirements and customer requests, such as costs related to our due diligence to determine the source of any conflict minerals used in our products. Compliance with these requirements could be expensive and we may face reputational challenges if we are unable to verify the origins for all "conflict minerals" used in products through the procedures we have implemented.

Risks Related to Our International Operations

Our business, financial condition and results of operations could be adversely affected by worldwide economic conditions, as well as political and economic conditions in the countries in which we conduct business.

We outsource the fabrication and assembly of all of our products to third parties that are primarily located in Asia. In addition, we conduct research and development activities in the United States, mainland China, Taiwan and Hong Kong. We also conduct marketing and administrative functions in the United States and mainland China. In addition, members of our sales force are located in the United States, mainland China, Taiwan, Japan and Canada. Accordingly, our business and operating results are impacted by worldwide economic conditions. Uncertainty about current global economic conditions, which has been characterized by rising interest rates and inflation, tariffs, geopolitical instability, public health crises, such as the COVID-19 pandemic and supply chain uncertainty, has caused, and may continue to cause, businesses to postpone or reduce spending. This in turn could have a material adverse effect on our supply chain or the demand for our products or the systems into which our products are incorporated. Multiple factors relating to our international operations and to particular countries in which we operate could negatively impact our business, financial condition and results of operations. These factors include:

- complexity and costs of managing international operations, including manufacturing, assembly and testing of our products and associated costs;

- compliance with local laws and regulations and unanticipated changes in local laws and regulations, including tax laws and regulations;

- reduced protection of intellectual property rights and heightened exposure to intellectual property theft;

- trade and foreign exchange restrictions and higher tariffs, including the ongoing trade tensions between the United States and the PRC that has resulted in higher tariffs on certain semiconductor products;

- timing and availability of import and export licenses and other governmental approvals, permits and licenses, including export classification requirements;

- restrictions, including economic sanctions, imposed by the U.S. government or foreign governments on our ability to do business with certain companies or in certain countries as a result of international political conflicts, war, climate change or public health epidemics, and the complexity of complying with those restrictions;

- transportation delays and other consequences of limited local infrastructure, and disruptions, such as large scale outages or interruptions of service from utilities or telecommunications providers;

- difficulties in staffing international operations;

- changes in immigration policies which may impact our ability to hire personnel;

- local business and cultural factors that differ from our normal standards and practices;

- differing employment practices and labor relations;

- heightened risk of wars or undeclared armed conflict, terrorist acts, civil disturbances or political instability;

- regional health issues and the impact of public health epidemics on employees and the global economy, such as the worldwide COVID-19 pandemic;

- power outages and natural disasters;

- changes in political, regulatory legal or economic conditions, particularly in locations where we have substantial assets and where conditions could rapidly change;

- disruptions of capital and trading markets;

- difficulty funding and providing liquidity to our international operations, particularly in light of stringent PRC regulations;

- difficulty securing the ability of our PRC subsidiaries to pay dividends or make other distributions to us in the event we rely on our subsidiaries to fund financing requirements, considering restrictions under PRC regulations; and

- difficulty in obtaining distribution and support.

These risks could harm our international operations, delay new product releases, increase our operating costs and hinder our ability to grow our operations and business and, consequently, our business, financial condition and results of operations could suffer. For example, we rely on TSMC in Taiwan as the foundry for all of our semiconductor products. If political tensions between the PRC and Taiwan were to increase further, it could disrupt our business and adversely affect our financial condition and results of operation.

Our global operations expose us to numerous legal and regulatory requirements and failure to comply with such requirements, including unexpected changes to such requirements, could adversely affect our results of operations.

We service our customers around the world. We are subject to numerous, and sometimes conflicting, legal regimes of the United States and foreign national, state and provincial authorities on matters as diverse as anti-corruption, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, environmental impact, securities regulation, anti-competition, data protection, cybersecurity, privacy, labor relations, wages and severance and health care requirements. For example, our operations in the United States are, and our operations outside of the United States may also be, subject to U.S. laws on these diverse matters. U.S. laws may be different in significant respects from the laws of the PRC or Taiwan, where we have significant operations, and jurisdictions where we seek to expand. U.S. laws could also directly conflict with PRC laws, forcing businesses to choose between compliance with conflicting legal regimes. For example, in January 2021, the Ministry of

Commerce of the People's Republic of China (MOFCOM) issued MOFCOM Order No. 1 of 2021 on Rules Counteracting Unjustified Extraterritorial Application of Foreign Legislation and Other Measures (Order No. 1). MOFCOM's Order No. 1 established a blocking regime aimed at counteracting the impact of foreign sanctions on Chinese persons and entities. It allows MOFCOM to prohibit Chinese persons and entities from complying with identified foreign laws and creates a private right of action for Chinese entities and persons affected by those laws to seek damages. Order No. 1 will become operational once the Chinese government identifies the specific extraterritorial legislation and other measures to which it applies. These measures could include U.S. export controls and sanctions. We also may seek to expand operations in emerging market jurisdictions where legal systems are less developed or familiar to us.

In addition, there can be no assurance that the laws or administrative practices relating to taxation (including the current position as to income and withholding taxes), foreign exchange, export controls, economic sanctions or otherwise in the jurisdictions where we have operations will not change. Changes in tax laws in some jurisdictions may also have a retroactive effect and we may be found to have paid less tax than required in such regions. Compliance with diverse legal requirements is costly, time consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our customers also could result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage and allegations by our customers that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.

We are subject to government regulation, including import, export and economic sanctions laws and regulations that may expose us to liability and increase our costs.

We are subject to government regulation, including import, export and economic sanctions (Trade Controls) laws and regulations that may expose us to liability and could increase our costs of doing business. The export or reexport of certain products, software and other technology may require export authorizations, including by license, a license exception or other appropriate government authorizations and conditions, including annual or semi-annual reporting. Export control and economic sanctions laws also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons and entities. Trade Controls laws, are complex and can change frequently and with limited notice and have generally become more stringent and have intensified over time, especially in light of ongoing trade tensions between the United States and the PRC. We may be required to incur significant expense to comply with, or to remedy violations of, these regulations.

For example, we sell to markets in Asia where multiple companies are subject to export restrictions, resulting in license requirements for or, in some instances, the prohibition of, exports of items subject to control under Trade Controls laws of the United States and other countries to those entities. We are taking steps to continuously improve our compliance programs to prevent and, if necessary, detect violations of Trade Controls laws. However, despite our efforts, we have in the past and may again in the future determine that certain exports may have been made in violation of Trade Controls laws. While we have sought to address the deficiencies that resulted in the apparent violations through additional training, system enhancements and enhanced export controls, we cannot assure you that our policies and procedures relating to Trade Controls compliance will prevent violations in the future. If we fail to comply with Trade Controls laws, we and our employees could be subject to civil or criminal penalties, including the possible loss of export privileges, monetary penalties and, in extreme cases, imprisonment of responsible individuals for knowing and willful violations of these laws. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets or otherwise.

In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products and solutions or could limit our users' ability to access our products and solutions in those countries. Changes in our products and solutions, or future changes in Trade Controls regulations of the United States or other countries, may prevent our users with international operations from utilizing our products and solutions globally or, in some cases, prevent the export or import of our products and solutions to certain countries, governments or persons altogether. For example, in May 2019, the PRC government announced the establishment of the Unreliable Entity List, a framework for economic sanctions that could restrict or prohibit China-related export or import activities for listed entities, among other measures. In September 2020, the PRC government issued the Regulations on Unreliable Entity List, setting out principles for administration of the Unreliable Entity List framework. Any future change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products and solutions by, or in our decreased ability to export or sell products and solutions to, existing or potential customers with international operations. Any decreased use of our products or solutions or limitation on our ability to export or sell our products and solutions would likely adversely affect our business, financial condition and results of operations.

We cannot predict whether any material suits, claims or investigations relating to these laws may arise in the future. Regardless of the outcome of any future actions, claims or investigations, we may incur substantial costs relating to the investigation and defense of claims of potential violations and such actions may cause a diversion of management time and attention. Also, it is possible that we may be required to pay substantial damages, penalties or settlement costs which could have a material adverse effect on our business, financial condition and results of operations.

Our business is affected by new U.S. government regulations restricting outbound investments in China.

On November 15, 2024, the Office of Investment Security of the U.S. Department of the Treasury published in the Federal Register a final rule to implement President Biden's August 2023 Executive Order on Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern (the EO). The EO provided for the establishment of a new and targeted national security regulatory framework directed at controlling outbound investment from the United States in certain sensitive industry sectors in the People's Republic of China (PRC) and the Special Administrative Regions of Hong Kong and Macau (collectively, China). This final rule (the Outbound Investment Rule) went into effect January 2, 2025.

As implemented by the Outbound Investment Rule, the new framework imposes notification requirements and prohibitions on specified investments by U.S. persons in the semiconductor and microelectronics sector, quantum information technologies, and artificial intelligence (AI) systems.

Within the semiconductor and microelectronics sector, prohibited investments include certain covered investments in electronic design automation software; certain fabrication and advanced packaging tools; the design, fabrication, or packaging of certain advanced integrated circuits, and supercomputers. Notifiable investments include any covered investments related to the design, fabrication, or packaging of integrated circuits not otherwise covered by the prohibition.

The Outbound Investment Rule captures entities that are not based in China or Chinese-owned if certain financial thresholds are met. Certain of our subsidiaries that are organized and conduct substantial operations in China engage in certain covered activities under the Outbound Investment Rule. Given the breadth of the notification requirement as applicable within the semiconductor industry, we will likely be subject to increased regulatory burden to engage in certain investments in China. Such a mechanism could negatively impact our ability to realize value from certain existing and future investments, including by limiting our capital expenditures in our Chinese subsidiaries. Moreover, the Outbound Investment Rule ostensibly applies to "indirect" investments by U.S. persons in entities that are persons of a country of concern, which currently inhibits our ability to raise capital through equity financings with U.S. investors as our Chinese subsidiaries meet the applicable financial thresholds to be a covered foreign person.

Accordingly, the outbound investment reporting requirements and prohibitions could adversely affect our business, financial condition, and operating results.

We face significant economic and political risks associated with doing business in Taiwan, particularly due to the geopolitical tension between Taiwan and mainland China, that could negatively affect our business and the trading price of our ordinary shares.

We conduct a portion of our business in Taiwan, and our Taiwanese suppliers are critical within our supply chain. Accordingly, our business, financial condition and results of operations and the market price of our ordinary shares may be affected by changes in governmental policies, taxation, inflation or interest rates in Taiwan and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. In particular, the unique political status of Taiwan and its evolving relationship with mainland China has the potential to disrupt our business and the business of our suppliers. Past developments related to the interactions between mainland China and Taiwan, especially in relation to trade activities such as bans on exports of goods from time to time, have on occasion depressed the transactions and business operations of certain Taiwanese companies and Taiwan's overall economic environment. We cannot predict whether there will be escalation of the tensions between mainland China and Taiwan, which may lead to new bans or tariffs on exports or even conflict. A substantial amount of our revenue is derived from products manufactured in Taiwan and as a result, disruptions to business in Taiwan could also adversely impact our business and results of operations.

We are subject to potential political, legal and economic instability in Hong Kong.

We generated 56% of our revenue in Hong Kong in fiscal 2025, and 43% of our assets (by book value) were held in Hong Kong as of fiscal 2025. Accordingly, political and economic conditions in Hong Kong and the surrounding region may directly affect our business.

On May 28, 2020, the National People's Congress of the People's Republic of China approved a proposal to impose a new national security law for Hong Kong and authorized the Standing Committee of the National People's Congress to proceed to work out details of the legislation to be implemented in Hong Kong. On June 30, 2020, The Law of the People's Republic of China on Safeguarding National Security Law in the Hong Kong Special Administrative Region (the Hong Kong National Security Law) became effective. Among other things, it criminalizes separatism, subversion, terrorism and foreign interference in Hong Kong.

As a result of the Hong Kong National Security Law, in July 2020, the U.S. government enacted the Hong Kong Autonomy Act, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to "materially contribute" to the erosion of Hong Kong's autonomy. The Hong Kong Autonomy Act further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. On the same day, the U.S. President also issued Executive Order 13936 pursuant to which existing license exceptions and preferential status for Hong Kong under relevant U.S. export control laws and regulations were revoked. The combined effect of the Hong Kong National Security Law, the Hong Kong Autonomy Act and Executive Order 13936 have caused, and may continue to cause, substantial market uncertainties for businesses operating in Hong Kong. It is difficult to predict the full impact of the Hong Kong National Security Law and the resulting sanctions and other measures by the U.S. and foreign governments against Hong Kong. We cannot rule out the possibility of additional sanctions or other forms of penalties by the U.S. and foreign governments against Hong Kong, which may impact our ability to business in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law (i.e., Hong Kong's constitutional document) which provides Hong Kong with a high degree of autonomy and ensures its executive and legislative systems and independent judicial powers under the principle of "one country, two systems". However, there is no assurance that there will not be any changes in the political arrangement between the PRC and Hong Kong, thereby affecting the economic, political and legal environment in Hong Kong in the future. We cannot rule out the possibility of such change, which may impact our ability to conduct business in Hong Kong.

We could be adversely affected by violations of applicable anti-corruption laws or violations of our internal policies designed to ensure ethical business practices.

We operate in a number of countries throughout the world. We are subject to the risk that we, our U.S. employees or our employees located in other jurisdictions or any third parties that we engage to do work on our behalf in foreign countries may take action determined to be in violation of anti-corruption laws in any jurisdiction in which we conduct business, including the U.S. Foreign Corrupt Practices Act of 1977 (FCPA). In addition, we operate in certain countries in which the government may take an ownership stake in an enterprise and such government ownership may not be readily apparent, thereby increasing the risk of potential FCPA violations. Any violation of the FCPA or any similar anti-corruption law or regulation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions and might adversely affect our business, results of operations or financial condition. In addition, we have internal ethics policies that we require our employees to comply with in order to ensure that our business is conducted in a manner that our management deems appropriate. If these anti-corruption laws or internal policies were to be violated, our reputation and operations could be substantially harmed.

Any failure to comply with foreign exchange registration requirements may expose us or our PRC resident beneficial owners or PRC participants of employee stock incentive plans to liability and penalties under PRC law.

In July 2014, the State Administration of Foreign Exchange of the PRC (SAFE) promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (SAFE Circular 37). SAFE Circular 37 requires PRC residents (including PRC citizens, PRC corporate entities and other persons that are deemed PRC residents) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information and material matters of the offshore special purpose vehicle, including an increase or decrease of capital contribution by the PRC residents, share transfer or exchange, or mergers or divisions. However, due to inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not always be practically available in all circumstances as provided in those regulations. While it is uncertain whether we will be deemed a "special purpose vehicle" as regulated by SAFE Circular 37, our shareholders or beneficial owners who are PRC residents may be required to conduct the registration, which registrations are yet to be completed, sometimes due to reasons beyond their control.

Further, PRC citizens and certain PRC residents who participate in share incentive plans in overseas listed companies are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. Our employees who are PRC citizens or residents and who have been or will be granted incentive shares or options may be subject to these regulations. Failure to complete the SAFE registrations may subject our PRC subsidiaries or our executive officers and other employees to fines and legal sanctions.

We may not at all times be fully informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities, or all of our executive officers and other employees who are PRC citizens or residents and who have been or will be granted incentive shares or options, have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure or inability by our shareholders or beneficial owners who are PRC residents or by our executive officers and other employees who are PRC citizens or residents and who have been or will be granted incentive shares or options to comply with SAFE regulations, failure by us to conduct or amend the foreign exchange registrations of our PRC subsidiaries, or failure to disclose or a misrepresentation of the controller(s) or ultimate shareholders of the foreign invested enterprise that is established through round trip investment, could subject us to fines or legal sanctions, such as restrictions on our overseas or cross-border investment activities or our PRC subsidiaries' ability to make distributions or pay dividends to us. As a result, our ability to contribute capital to fund our business operations in the PRC and our ability to receive distributions from our PRC subsidiaries could be materially and adversely affected. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

We are subject to fluctuations in exchange rates between and among the currencies of the countries in which we do business.

Our sales have been historically denominated in U.S. dollars and, in mainland China, the Renminbi. An increase in the value of the U.S. dollar or of the Renminbi relative to the currencies of the countries in which our customers operate could impair the ability of our customers to cost-effectively purchase or integrate our solutions into their product offerings, which may materially affect the demand for our products or solutions and cause these customers to reduce their orders, which in turn would adversely affect our business, financial condition and results of operations. If we increase operations in other currencies in the future, we may experience further foreign exchange gains or losses due to the volatility of other currencies compared to the U.S. dollar and the Renminbi. Certain of our employees are located in Hong Kong and Taiwan. Accordingly, a portion of our payroll as well as certain other operating expenses are paid in currencies other than the U.S. dollar and the Renminbi. Our results of operations are denominated in U.S. dollars, and the difference in exchange rates in one period compared to another may directly impact period-to-period comparisons of our results of operations. Furthermore, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations may make it difficult for us to predict our results of operations.

We have not implemented any hedging strategies to mitigate risks related to the impact of fluctuations in currency exchange rates. Even if we were to implement hedging strategies, not every exposure can be hedged and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts which may vary or which may later prove to have been inaccurate. Failure to hedge successfully or anticipate currency risks accurately could adversely affect our operating results.

Risks Related to Our Intellectual Property

We may face claims of intellectual property infringement, misappropriation or other violations, which could be time-consuming or costly to defend or settle, result in the loss of significant rights or harm our relationships with our customers or reputation in the industry.

The semiconductor and data infrastructure industries are characterized by companies that hold patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. From time to time, third parties may assert against us and our customers their patent and other intellectual property rights to technologies that are important to our business.

We may in the future, particularly as a public company with an increased profile and visibility, receive communications from others alleging our infringement, misappropriation or other violation of patents, trade secrets or other intellectual property rights. In addition, in the event that we recruit employees from other technology companies, including certain potential competitors, and these employees are involved in the development of products that are similar to the products they assisted in developing for their former employers, we may become subject to claims that such employees have improperly used or disclosed trade secrets or other proprietary information. We may also in the future be subject to claims by our suppliers, employees, consultants or contractors asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf.

Claims that our products, processes or technology infringe, misappropriate or otherwise violate third-party intellectual property rights, regardless of their merit or resolution, could be time-consuming or costly to defend or settle and could divert the efforts and attention of our management and technical personnel. Infringement claims also could harm our relationships with our customers and might deter future customers from doing business with us. We do not know whether we will prevail in these proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

- cease the manufacture, use or sale of the infringing products, processes or technology;

- pay substantial damages for infringement, misappropriation or other violation;

- expend significant resources to develop non-infringing products, processes or technology, which may not be successful;

- license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

- cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

- pay substantial damages to our customers or end-users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology, if available.

Additionally, even if successful in such proceedings, our rights in our products, processes or technology may be invalidated, or narrowed. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

Any potential dispute involving patents or other intellectual property could affect our customers and vendors which could trigger our indemnification obligations to them and result in substantial expense to us.

In any potential dispute involving patents or other intellectual property, our customers and vendors could also become the target of litigation. Our agreements with customers and vendors generally include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for certain losses suffered or incurred as a result of claims of intellectual property infringement. Large indemnity payments could harm our business, financial condition and results of operations. From time to time, customers require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their intellectual property and trade secrets. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any litigation against our customers could trigger technical support and indemnification obligations under some of our agreements, which could result in substantial expense to us.

In addition, other customers and vendors may ask us to indemnify them if a claim is made as a condition to awarding future design wins to us. Because some of our counterparts are larger than we are and have greater resources than we do, they may be more likely to be the target of an infringement claim by third parties than we would be, which could increase our chances of becoming involved in a future lawsuit. If any such claims were to succeed, we might be forced to pay damages on behalf of our customers or vendors that could increase our expenses, disrupt our ability to sell our solutions and reduce our revenue. Any dispute with a customer or vendor with respect to such obligations could have adverse effects on our relationship with such customer or vendor and other current and prospective customers or vendors and reduce demand for our solutions. In addition to the time and expense required for us to supply support or indemnification to our customers, any such litigation could severely disrupt or shut down the business of our customers or vendors, which in turn could hurt our relations with them and cause the sale of our products to decrease. Any of the foregoing could harm our business, financial condition and results of operations.

We face risks related to the protection of our intellectual property, particularly outside the United States. We use a significant amount of intellectual property in our business. Monitoring unauthorized use of our intellectual property can be difficult and costly and if we are unable to obtain, maintain and protect our intellectual property, our business could be adversely affected.

Our success depends in part upon our ability to obtain and maintain patent and other intellectual property protection with respect to our products and the technology we develop. To accomplish this, we rely on a combination of intellectual property rights, including patents, copyrights and trademarks in the United States and in selected foreign countries where we believe filing for such protection is appropriate. We also rely on trade secret laws, as well as confidentiality and non-disclosure and other contractual protections, to protect our proprietary know-how.

We cannot assure that any patents from any pending or future patent applications will be issued, and even if our pending patent applications are granted, the scope of the rights granted to us may not be meaningful, may not provide us with a commercial advantage and may be subject to reinterpretation after issuance. The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Failure to timely seek patent protection on products or technologies generally precludes us from seeking future patent protection on these products or technologies. Even if we do timely seek patent protection, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted after issuance. We cannot guarantee that:

- any of our present or future patents or patent claims will not lapse or be invalidated, narrowed, circumvented, challenged or abandoned;

- our intellectual property rights will provide competitive advantages to us;

- our ability to assert our intellectual property rights against others (including potential competitors) or to settle current or future disputes will not be limited by our agreements with third parties;

- any of our pending or future patent applications will be issued or have the coverage originally sought;

- our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protections may be weak;

- any of the trademarks, copyrights, trade secrets or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, narrowed, circumvented, challenged, abandoned or otherwise diminished or eliminated; or

- we will not lose the ability to assert our intellectual property rights against or to license our technology to others and collect royalties or other payments.

In addition, our competitors or others may design around our protected patents or other intellectual property rights. Effective intellectual property protection may be unavailable or more limited in foreign jurisdictions relative to those protections available in the United States, or may not be applied for in one or more relevant jurisdictions. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies, and our business, financial condition and operations could be adversely affected.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may have occurred or may occur in the future. Although we have taken steps to minimize the risk of this occurring, any such failure to identify unauthorized use and otherwise adequately protect our intellectual property would adversely affect our business. From time to time, we may need to commence litigation or other legal proceedings in order to:

- assert claims of infringement of our intellectual property rights;

- defend our products from piracy;

- protect our trade secrets or know-how; or

- determine the enforceability, scope and validity of the propriety rights of others.

Lawsuits or other proceedings that we initiate to protect or enforce our patents or other intellectual property rights could be expensive, time consuming and unsuccessful. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property or alleging that our intellectual property is invalid or unenforceable. Moreover, if we are required to commence litigation, whether as a plaintiff or defendant, we would also be forced to divert our attention and the efforts of our employees, which could, in turn, result in lower revenue and higher expenses. If we pursue litigation to assert our intellectual property rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations. Legal fees related to such litigation will increase our operating expenses and may reduce our net income.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect and some courts are less willing or unwilling to protect trade secrets. We rely on contractual protections with our customers, suppliers, employees and consultants, and we implement cybersecurity measures designed to protect our trade secrets. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. The semiconductor industry is generally subject to high turnover of employees, so the risk of trade secret misappropriation may be amplified. Unauthorized copying or other misappropriation of our trade secrets and other intellectual property could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business. We cannot assure you that our contractual protections and cybersecurity measures have not been or will not be breached or that we will have adequate remedies for any such breach. Accordingly, we cannot guarantee that we have secured, or will be able to secure, effective protections for all of our trade secrets or other proprietary information that we use or claim rights to.

Many of our products include intellectual property licensed from third parties, and we are party to a number of third-party intellectual property license agreements. Some of these license agreements require us to make one-time payments or ongoing royalty payments. We cannot guarantee that the third-party patents and technology we license will not be licensed to our competitors or others in the semiconductor industry. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of our licenses. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all. In that event, we may be required to expend significant time and resources to redesign our technology, products or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. Any disputes with our licensing partners with respect to such agreements could narrow what we believe to be the scope of our rights to the relevant intellectual property, increase our obligations under such agreements or restrict our ability to develop and market our current or new products and services. Any of these events could negatively impact our business, financial condition and results of operations.

Further, certain of our agreements contain provisions permitting the other party to become a party to, or a beneficiary of, a source code escrow agreement under which we place certain proprietary source code in escrow with a third party. Under these source code escrow agreements, our source code may be released to the party upon the occurrence of specified events, such as in situations of our bankruptcy or insolvency or our failure to support or maintain our source code. Disclosing the content of our source code may limit the intellectual property protection we can obtain or maintain for our source code or our software containing such source code and may facilitate intellectual property infringement, misappropriation or other violation claims against us.

In addition, from time to time, we enter into agreements with select customers, vendors and others to customize and otherwise develop technologies and intellectual property, and we expect to enter into new, similar arrangements from time to time in the future. Some of these agreements contain terms that allocate ownership of, and rights to use and enforce, technologies and intellectual property rights. As a result of these agreements, we may be required to limit use of, or refrain from using, certain of such related technologies and intellectual property rights in parts of our business. Determining inventorship and ownership of technologies and intellectual property rights resulting from development activities can be difficult and uncertain. Disputes may arise with customers, vendors and other third parties regarding ownership of and rights to use and enforce these technologies and intellectual property rights or regarding interpretation of our agreements with these third parties, and these disputes may result in claims against us or claims that intellectual property rights, which we believe we own, are not owned by us, are not enforceable, or are invalid. The cost and effort to resolve these types of disputes, or the loss of intellectual property rights if we lose these types of disputes, could harm our business and financial condition.

A breach of our information technology systems or physical security systems, or any actual or perceived violation of privacy, data protection or cybersecurity laws, could harm our business and operating results.

We rely on our information technology systems, as well as those of our vendors, suppliers and customers, to transmit, store and otherwise process electronic information (including sensitive data such as confidential business information and personal information relating to employees, customers and other business partners), and to manage or support a variety of critical business processes and activities. We and our vendors, suppliers and customers face various cybersecurity threats, including threats to our information technology infrastructure and attempts to gain access to our sensitive or proprietary information, denial-of-service attacks, requests for money transfers, ransomware, as well as threats to the physical security of our facilities and employees. In addition, we face cybersecurity threats from entities that may seek to target us through our customers, vendors, subcontractors, employees and other third parties with whom we do business. We may experience cybersecurity threats such as viruses and attacks by hackers targeting our information technology systems. We can provide no assurance that our current information technology systems, or those of the third parties upon which we rely, are fully protected against such cyber security threats. Although such events have not had a material impact on our financial condition, results of operations or liquidity or reputation to date, future threats could, among other things: cause harm to our business and our reputation; disrupt our operations; expose us to potential liability, regulatory actions and the loss of business; as well as impact our results of operations materially. We believe such attempts are increasing in number and in technical sophistication. In some instances, we, our customers, and the users of our products and services might be unaware of an incident or its magnitude and effects. Due to the evolving nature of these cybersecurity threats, we cannot predict the potential impact of any future incident.

While we take measures to protect the security of, and prevent unauthorized access to, our information technology systems and personal and proprietary information, the cybersecurity controls for our information technology systems, or those of our vendors, suppliers or customers, as well as other cybersecurity practices we follow, may not prevent unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of or loss of our data or the data of others (including personal information and proprietary information). Any actual or perceived cybersecurity incident could harm our business and operating results and could result in, among other things, unfavorable publicity, governmental inquiry and oversight, difficulty in marketing our services, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties including our customers and possible financial obligations for damages related to the theft or misuse of such information or inventory, any of which could negatively impact our business, financial condition and results of operations.

Furthermore, privacy, data protection and cybersecurity are subject to frequently changing and complex laws and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services. We are subject to a variety of local, state, national and international laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal information in the different jurisdictions in which we operate. Privacy, data protection and cybersecurity laws and regulations, including the European Union's General Data Protection Regulation and the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (CPRA) (collectively, CCPA), pose increasingly complex compliance challenges, which may increase compliance costs, and any failure to comply with privacy, data protection or cybersecurity laws and regulations could result in significant penalties. Compliance with U.S. and international privacy, data protection and cybersecurity laws and regulations could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Any inability or perceived inability to adequately address privacy, data protection or cybersecurity concerns, even if unfounded, or to successfully negotiate privacy, data protection or cybersecurity contractual terms with customers, or to comply with applicable laws and regulations relating to privacy, data protection or cybersecurity, could result in additional cost and liability to us, harm our reputation and brand, and could negatively impact our business, financial condition and results of operations. Furthermore, the PRC regulatory authorities have promulgated the Personal Information Protection Law of the PRC and the PRC Data Security Law, to ensure cybersecurity, data and personal information protection. The PRC Data Security Law is a comprehensive data security legislation in mainland China and aims to regulate a wide range of issues in relation to the collection, storage, processing, use, provision, transaction and publication of any kind of data. There is significant uncertainty in how PRC regulators will interpret and enforce these cybersecurity and data privacy laws, but they contain provisions that allow substantial government oversight and include fines for failure to obtain required approval from or complete required filing procedures with China's cyber and data protection regulators for certain cross-border personal data-related data transfers.

The laws outlined above are only a sample of the governmental laws, regulations and other legal obligations related to privacy, data protection and cybersecurity to which we may be subject. Various aspects of these laws, including their interpretation and enforcement, remain unclear, resulting in further uncertainty and potentially requiring us to modify our data practices and policies and to incur substantial additional costs and expenses in an effort to comply. Because the interpretation and application of many such laws and regulations, remain uncertain and continue to evolve, it is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our data management practices or the features of our products or solutions, and we could face fines, lawsuits, regulatory investigations and other claims and penalties, and we could be required to fundamentally change our products or our business practices, all of which could have a material adverse effect on our business. Any inability, or perceived inability, to adequately address privacy and data protection concerns, or to comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations, even if unfounded, could result in additional cost and liability to us, damage our reputation, inhibit sales and have a material adverse effect on our business, results of operations and financial condition.

We use certain software governed by open-source licenses, which under certain circumstances could materially adversely affect our business, financial condition, operating results and cash flow.

Certain of our software, as well as that of our customers and vendors, may be derived from so-called "open source" software that is generally made available to the public by its authors and/or other third parties. Open-source software is made available under licenses that impose certain obligations on us in the event we were to distribute derivative works of the open-source software. These obligations may require us to make source code for the derivative works available to the public and/or license such derivative works under a particular type of license, rather than the forms of license we customarily use to protect our intellectual property. In the event that the copyright holder of any open-source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work if the license is terminated, which could adversely impact our business and results of operations.

While we take steps to monitor the use of all open-source software in our products, processes and technology and try to ensure that no open-source software is used in such a way as to require us to disclose the source code to the related product, processes or technology when we do not wish to do so, such use could inadvertently occur. Additionally, if a third party software provider has incorporated certain types of open-source software into software we license from such third party for our products, processes or technology, we could, under certain circumstances, be required to disclose the source code to our products, processes or technology. This could harm our intellectual property position and have a material adverse effect on our business, results of operations and financial condition.

Further, although some open-source vendors provide warranty and support agreements, it is common for such software to be available "as-is" with no warranty, indemnity or support. Although we monitor our use of such open-source code to avoid subjecting our products to unintended conditions, such use, under certain circumstances, could materially adversely affect our business, financial condition and operating results and cash flow, including if we are required to take remedial action that may divert resources away from our development efforts.

Risks Relating to Investments in Cayman Islands Companies

We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Cayman Islands Companies Act (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.

The Cayman Islands Companies Act provides that a shareholder of a Cayman company shall be entitled to payment of the fair value of that person's shares upon dissenting from a merger or consolidation. However, such rights are not available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent where, upon the merger or the consolidation, the shareholder receives, amongst other things, either:

(a) shares of a surviving or consolidated company, or depository receipts in respect thereof; or

(b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.

The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly defined as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less prescriptive body of corporate laws than most jurisdictions in the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

Because we are incorporated under the laws of the Cayman Islands, you may find it difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us in the Cayman Islands or against our PRC or Hong Kong subsidiaries.

Credo Technology Group Holding Ltd is a holding company incorporated as an exempted company under the laws of the Cayman Islands. We conduct substantially all of our operations through our indirect, wholly-owned subsidiaries in the United States and internationally. As such, it may be difficult for investors to enforce judgments obtained in the United States courts against our directors or officers. The courts of the Cayman Islands are unlikely:

(i) to recognize or enforce against the Company judgments of courts of the United States predicated upon certain civil liability provisions of the securities laws of the United States or any state; and

(ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as liabilities imposed by those provisions are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and/or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Provisions in our amended and restated memorandum and articles of association may have the effect of discouraging lawsuits against our directors and officers.

Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, breach of fiduciary duty, unconscionable behavior or behavior which falls within the broad stable of conduct identifiable as 'equitable' fraud on the part of the director or officer in question. Our amended and restated memorandum and articles of association provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful neglect or willful default. Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

Risks Related to Ownership of Our Ordinary Shares

Our share price may be volatile and may decline, resulting in a loss of some or all of your investment.

The trading price and volume of our ordinary shares is likely to be volatile and could fluctuate significantly in response to numerous factors, many of which are beyond our control, including but not limited to:

- actual or anticipated fluctuations in our results of operations due to, among other things, changes in customer demand, product life cycles, pricing, ordering patterns and unforeseen operating costs;

- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- failure of securities analysts or industry analysts to initiate or maintain coverage of us, publish negative research or reports, changes in financial estimates or ratings by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

- announcements by our significant customers of changes to their product offerings, business plans or strategies;

- announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

- changes in operating performance and stock market valuations of other technology companies generally, or those in the data infrastructure or semiconductor industry;

- timing and seasonality of the end-market demand;

- cyclical fluctuations in the data infrastructure market and semiconductor industry;

- price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

- actual or anticipated developments in our business or our competitors' businesses or the competitive landscape generally;

- new laws or regulations or new interpretations of existing laws, or regulations applicable to our business;

- changes in our management;

- general economic and market conditions;

- lawsuits threatened or filed against us; and

- other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the market for technology stocks and the stock markets in general have experienced extreme price and volume fluctuations. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, financial condition, and results of operations.

Substantial future sales of our ordinary shares could cause the market price of our ordinary shares to decline.

The market price of our ordinary shares could decline as a result of substantial sales of our ordinary shares, particularly sales by our directors, executive officers and significant shareholders, or the perception in the market that holders of a large number of shares intend to sell their shares. As of May 3, 2025, we had outstanding a total of 171.2 million ordinary shares. All of these shares are freely tradable in the public market without restriction, except for any shares held by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. As of May 3, 2025, we also had outstanding a warrant to purchase up to 4.1 million of our ordinary shares and options and restricted stock units covering 13.0 million of our ordinary shares. All of the ordinary shares that are issuable upon exercise of the outstanding options and restricted stock units have been registered for public resale under the Securities Act. The warrants and ordinary shares will become eligible for sale in the public market to the extent such warrants and options are vested and exercised or such restricted stock units are settled, subject to compliance with applicable securities laws. Moreover, certain of our shareholders have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our shareholders.

Our actual operating results may not meet our guidance and investor expectations, which would likely cause our share price to decline.

From time to time, we may release guidance in our earnings releases, earnings conference calls or otherwise, regarding our future performance that represent our management's estimates as of the date of release. If given, this guidance, which will include forward-looking statements, will be based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. The principal reason that we expect to release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. With or without our guidance, analysts and investors may publish expectations regarding our business, financial condition and results of operations. We do not accept any responsibility for any projections or reports published by any such third parties. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. If our actual performance does not meet or exceed our guidance or investor expectations, the trading price of our ordinary shares is likely to decline.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, inventory valuation, income taxes, impairment of long-lived assets, share-based compensation, operating leases and fair value of ordinary shares. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

Our executive officers, directors and their affiliates, if they choose to act together, have the ability to control or significantly influence all matters submitted to shareholders for approval.

As of May 3, 2025, our executive officers, directors and their affiliates, in the aggregate, beneficially owned approximately 12.5% of our outstanding ordinary shares. As a result, such persons, acting together, will have the ability to control or significantly influence all matters submitted to our board of directors or shareholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit shareholders' opportunity to sell their ordinary shares at a premium.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. These provisions include, among other things:

- a classified board of directors with staggered three-year terms;

- the authorization of the issuance of "blank check" preferred shares that our board of directors could use to implement a shareholder rights plan;

- restrictions on the ability of our shareholders to call meetings or make shareholder proposals;

- our amended and restated memorandum and articles of association may only be amended by a vote of shareholders representing at least two-thirds of the outstanding ordinary shares or by a unanimous written consent;

- shareholders are not permitted to increase the size of our board, fill vacancies on our board or remove directors without cause; and

- the ability of our board of directors, without action by our shareholders, to issue 50,000,000 preferred shares and to issue additional ordinary shares that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change in control.

These provisions could deter, delay or prevent a third party from acquiring control of us in a tender offer or similar transactions, even if such transaction would benefit our shareholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our ordinary shares if they are viewed as discouraging future takeover attempts.

If a United States person is treated as owning 10% or more of our outstanding equity, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our outstanding equity, such person may be treated as a "United States shareholder" with respect to each controlled foreign corporation, or CFC, in our group. Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of such CFC's "Subpart F income," "global intangible low-taxed income," and investments in U.S. property, regardless of whether we make any distributions to the United States shareholder. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder's U.S. federal income tax return for the year for which reporting was due from starting. We are not required to assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to us or our non-U.S. subsidiaries or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

General Risk Factors

We may acquire businesses, enter into licensing arrangements or make investments in other companies or technologies that disrupt our business, are difficult to integrate, impair our operating results, dilute our shareholders' ownership, result in the incurrence of debt, divert management resources or cause us to incur significant expense.

We may pursue in the future acquisitions of businesses and assets, as well as technology licensing arrangements, that we believe will complement our products, solutions or technologies. We also may pursue strategic alliances that leverage our core technology and industry experience to expand our product offerings or distribution, or make investments in other companies. Any acquisition involves a number of risks, many of which could harm our business, including:

- difficulty in integrating the operations, technologies, products, existing contracts, accounting and personnel of the acquired company or business;

- not realizing the anticipated benefits of any acquisition;

- difficulty in transitioning and supporting customers of the acquired company;

- difficulty in transitioning and collaborating with suppliers of the acquired company;

- diversion of financial and management resources from existing operations;

- the risk that the price we pay or other resources that we devote to the acquisition may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

- potential loss of key employees, customers and strategic alliances from either our current business or the acquired company's business;

- inability to successfully bring newly acquired products to market or achieve design wins with such products;

- fluctuations in industry trends that change the demand or purchasing volume of newly acquired products;

- assumption of unanticipated problems or latent liabilities, such as problems with the quality of the acquired products;

- inability to generate sufficient revenue to offset acquisition costs;

- the dilutive effect on our ordinary shares as a result of any acquisitions financed through the issuance of equity;

- inability to successfully complete transactions with a suitable acquisition candidate; and

- in the event of international acquisitions, risks associated with accounting and business practices or regulatory requirements that are different from applicable U.S. practices and requirements.

Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments, which could harm our financial results. If we fail to properly evaluate acquisitions or investments, it may impair our ability to achieve the anticipated benefits of any such acquisitions or investments, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business, financial condition and results of operations.

To finance any acquisitions or investments, we may choose to issue equity or equity-linked securities as consideration, which could dilute the ownership of our shareholders. If the price of our ordinary shares is low or volatile, we may not be able to acquire other companies for equity or equity-linked consideration. In addition, newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility, and would also require us to incur interest expense. Additional funds for acquisitions also may not be available on terms that are favorable to us, or at all.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract or retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our executive officers and other key employees, including our engineering and sales and marketing personnel. From time to time, there may be changes in our executive management team or other key personnel, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time and with little or no notice. The loss of one or more of our executive officers or other key employees could have an adverse effect on our business, financial condition and results of operations.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense, especially for engineers with applications, or analog circuit technology design expertise. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. Further, changes in immigration policies may negatively impact our ability to attract and retain personnel, including personnel with specialized technical expertise. If we fail to attract new personnel or fail to retain or motivate our current personnel, our business, financial condition and results of operations could be adversely affected.

Catastrophic events may disrupt our business.

Our corporate headquarters, our foundry vendor and some of our suppliers are located in areas that are in active earthquake zones or are subject to power outages, natural disasters, political, social or economic unrest and other potentially catastrophic events, any or all of which may increase as the result of climate change. In the event of a major earthquake, hurricane, flooding or other catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war, terrorist attack, political, social or economic unrest or disease outbreak, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our product development, cybersecurity breach or loss or other unauthorized processing of data, any of which could have an adverse effect on our business, financial condition or results of operations.

Litigation and other legal proceedings may adversely affect our business.

From time to time we may become involved in legal proceedings relating to patent and other intellectual property matters, product liability claims, employee claims, tort or contract claims, federal regulatory investigations, securities class action and other legal proceedings or investigations, which could have an adverse impact on our business, financial condition and results of operations and divert the attention of our management from the operation of our business. Litigation is inherently unpredictable and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could have a material adverse effect on our business, financial condition and results of operations. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

Market conditions and changing circumstances, some of which may be beyond our control, could impair our ability to access our existing cash, cash equivalents and investments and to timely pay key vendors and others.

Market conditions and changing circumstances, some of which may be beyond our control, could impair our ability to access our existing cash, cash equivalents and investments and to timely pay key vendors and others. For example, on March 10, 2023, Silicon Valley Bank (SVB) was placed into receivership with the Federal Deposit Insurance Corporation (FDIC), which resulted in all funds held at SVB being temporarily inaccessible by SVB's customers. While we did not maintain any accounts with SVB, if other banks and financial institutions with whom we have banking relationships enter receivership or become insolvent in the future, we may be unable to access, and we may lose, some or all of our existing cash, cash equivalents and investments to the extent those funds are not insured or otherwise protected by the FDIC. In addition, in such circumstances we might not be able to timely pay key vendors and others. We regularly maintain cash balances that are not insured or are in excess of the FDIC's insurance limit. Any delay in our ability to access our cash, cash equivalents and investments (or the loss of some or all of such funds) or to timely pay key vendors and others could have a material adverse effect on our operations and cause us to need to seek additional capital sooner than planned.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have developed and continue to refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission (SEC) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and will continue to expend, significant resources, including accounting-related costs and significant management oversight. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. If these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq.

Section 404 of the Sarbanes-Oxley Act requires us to include in our annual reports on Form 10-K an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, we are required to have our independent public accounting firm attest to and report on management's assessment of the effectiveness of our internal control over financial reporting because we ceased to qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act (JOBS Act) as of April 29, 2023. In the future, if we are unable to conclude that we have effective internal control over financial reporting or, if our independent auditors are unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decline in the trading price of our ordinary shares.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We have established policies and processes for assessing, identifying and managing material risk from cybersecurity threats. These policies and processes are intended to protect the confidentiality, integrity and availability of our critical information systems and our critical data, including intellectual property and confidential information that is proprietary, strategic or competitive in nature.

We conduct periodic risk assessments to identify cybersecurity threats. These risk assessments include identifying reasonably foreseeable potential internal and external risks, the likelihood of occurrence and any potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, controls and other safeguards in place to manage such risks. We also use third-party service providers from time to time in connection with our risk assessment processes.

As part of our overall risk management program, we provide training to employees at all levels on cybersecurity awareness and the protection of confidential information. In addition, we have established a cybersecurity incident response process that includes procedures for detecting and responding to cybersecurity incidents. The Company also participates in a cybersecurity risk insurance policy.

As of the date of this Annual Report on Form 10-K, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. See Item 1A, "Risk Factors," in this annual report on Form 10-K , including the risk factors entitled "Cybersecurity breaches, cyberattacks and other disruptions to information technology systems could disrupt our operations, compromise the confidentiality of our data or our intellectual property, and adversely affect our business, reputation, operations and financial results" and "Our business may be impacted by information technology system failures or network disruptions and lack of redundancy" in this Annual Report on Form 10-K for additional information about our cybersecurity-related risks.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its overall risk oversight function and has delegated to the Nominating and Corporate Governance Committee of the Board (the NCG Committee) overall oversight of cybersecurity matters and other policies and internal controls regarding cybersecurity risks. The Audit Committee of the Board (the Audit Committee) is responsible for oversight of disclosure controls with respect to potential cybersecurity incidents as well as the Company's compliance with SEC rules applicable to cybersecurity risk management.

In fiscal 2025 the Audit Committee and the NCG Committee received reports on our cybersecurity risk management initiatives. In addition, our management team updates the Board with respect to the Company's overall cybersecurity risk posture and initiatives in order to improve our cybersecurity risk controls. As necessary, the Audit Committee will oversee management's responses to any significant cybersecurity incidents including any disclosures required by law. The full Board also receives a briefing from management on our cyber risk management program at least annually.

Our management team, which includes our IT management team, is responsible for day-to-day implementation, management and evaluation of our cybersecurity risk assessment and management processes. The IT management team has primary responsibility for our overall cybersecurity risk management program, including monitoring the prevention, detection, mitigation and remediation of cybersecurity incidents, and works in partnership with our other business leaders, including our Chief Legal Officer, Chief of Staff and internal audit function, as needed. Our IT management team supervises

58

both our internal cybersecurity personnel and any retained external cybersecurity consultants. Our Director of IT has served in various roles in information technology and information security for over 15 years.

Our cybersecurity incident response process is designed to escalate significant cybersecurity incidents to a team of business leaders, including, but not limited to, our Chief of Staff, Chief Legal Officer and Chief Financial Officer. In the case of a cybersecurity incident, this team of business leaders will work with our incident response team to help determine the severity of the impact of a cybersecurity incident, as well as to help mitigate and remediate cybersecurity incidents of which they are notified. The incident response team will also work under the oversight of legal counsel and the Audit Committee to determine whether an incident is material for disclosure purposes under applicable law.

Item 2. Properties

The following table presents the approximate square footage of our significant leased facilities as of May 3, 2025:

Locations	Primary Use	(Square Feet) Leased Facilities (1)
United States	Research and design, sales and marketing, administration and operations	88,896
Mainland China	Research and design, administration and operations	85,446
Taiwan	Research and design, administration and operations	69,150
Hong Kong	Administration and operations	7,088
	Total	250,580

(1) Lease terms expire in various years from 2025 through 2030, and generally include renewals at our option.

We also lease smaller facilities in various domestic and international locations, which are occupied by administrative and sales personnel. We believe that our existing facilities are sufficient for our current needs. We intend to add new facilities and expand our existing facilities as we continue to add employees and grow our business. We believe that new spaces will be available at reasonable terms in the future in order to meet our needs.

Item 3. Legal Proceedings

From time to time, we are involved in various legal proceedings arising in the ordinary course of our business. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on us. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

The information set forth under "Note 7 - Commitments and Contingencies" in our notes to the consolidated financial statements set forth in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference. For a discussion of certain risks associated with legal proceedings, please see Part I, Item 1A, "Risk Factors" above.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Since our initial public offering in January 2022, our ordinary shares have been traded on the Nasdaq Global Select Market under the symbol "CRDO". Prior to that time, there was no public market for our ordinary shares.

Holders

On June 13, 2025, there were 58 shareholders of record holding our ordinary shares. We cannot estimate the number of beneficial owners since many brokers and other institutions hold our ordinary shares on behalf of shareholders.

Dividends

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so in the foreseeable future.

Share Price Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or incorporated by reference into any filings under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The graph below compares the cumulative total return on our ordinary shares with the cumulative total return of the NASDAQ Composite Index and the Philadelphia Semiconductor Index during the period from January 27, 2022 to May 3, 2025. The graph compares a $100 investment on January 27, 2022 in our ordinary shares with a $100 investment on January 27, 2022 in each index and assumes that any dividends were reinvested. Shareholder returns over the indicated periods should not be considered indicative of future share prices or shareholder returns.



Comparison of Three Year Cumulative Total Return
Among CRDO, the Nasdaq Composite Index, and the PHLX Semiconductor Index
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Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in those forward-looking statements. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled "Risk Factors."

A discussion regarding our financial condition and our results of operations for the fiscal year ended May 3, 2025 compared to the fiscal year ended April 27, 2024 is presented below. A discussion regarding our results of operations for the fiscal year ended April 27, 2024 compared to the fiscal year ended April 29, 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended April 27, 2024, filed with the SEC on June 24, 2024.

Overview

At Credo, our mission is to redefine high-speed connectivity by delivering breakthrough solutions that enable the next generation of AI-driven applications. We are committed to enabling faster, more reliable, more energy-efficient, and scalable solutions that support the ever-expanding demands of AI, cloud computing and hyperscale networks. Our connectivity solutions are optimized for optical and electrical Ethernet and PCIe applications, including the 100G (or Gigabits per second), 200G, 400G, 800G and emerging 1.6T (or Terabits per second) ethernet markets and the 32G PCIe5 and upcoming 64G PCIe6 markets. Our products are based on our Serializer/Deserializer (SerDes) and Digital Signal Processor (DSP) technologies. Our product families include integrated circuits (ICs), Active Electrical Cables (AECs) and SerDes Chiplets. Our intellectual property (IP) solutions consist primarily of SerDes IP licensing.

Data generation has increased dramatically over the past ten years, creating new and complicated challenges in both circuit and system design. Our proprietary SerDes and DSP technologies enable us to achieve similar performance to leading competitors' products but at a lower cost and more highly available legacy node (n-1 advantage). Beyond power and performance, Credo continues to innovate to address customers' system level requirements. We partner with Microsoft on our HiWire Switch AEC and open-source implementation that helps realize Microsoft's vision for a highly reliable network-managed dual-Top-of-Rack (ToR) architecture (a network architecture design in which computing equipment located within the same or an adjacent rack are, for redundancy, connected to two in-rack network switches, which are, in turn, connected to aggregation switches via fiber optic cables), overcome complex and slow legacy enterprise approaches, simplify deployment and improve connection reliability in the data center.

The multibillion-dollar data infrastructure market that we serve is driven largely by hyperscale data centers (hyperscalers), as well as general compute, AI/ML infrastructure, multi-service operators (MSOs) and mobile network operators (MNOs). The demands for increased bandwidth, improved power and cost efficiency and heightened security have simultaneously and dramatically expanded as work, education and entertainment have rapidly digitized across myriad endpoint users.

We design, market and sell both product, software and IP solutions. We help define industry conventions and standards within the markets we target by collaborating with technology leaders and standards bodies. We contract with a variety of manufacturing partners to build our products based on our proprietary SerDes and DSP technologies. We develop standard solutions we can sell broadly to our end markets and also develop tailored solutions designed to address specific customer needs. Once developed, these tailored solutions can generally be broadly leveraged across our portfolio and we are able to sell the part or license the IP to the broader market.

During fiscal 2025 and 2024, we generated $436.8 million and $193.0 million in total revenue, respectively. Product sales and product engineering services revenue comprised 97% and 85% of our total revenue in fiscal 2025 and 2024, respectively, and IP license revenue represented 3% and 15% of our total revenue in fiscal 2025 and 2024, respectively. Geographically, 15% and 31% of our total revenue in fiscal 2025 and 2024 was generated from customers in North America, and 85% and 69% of our total revenue in fiscal 2025 and 2024 was generated from customers in the rest of the world, primarily in Asia. During fiscal 2025 and 2024, we generated $52.2 million of net income and $28.4 million of net loss, respectively.

We derive the substantial majority of our revenue from a limited number of customers. We anticipate we will continue to derive a significant portion of our revenue from a limited number of customers for the foreseeable future. We expect that as our products are more widely adopted and as our number of customers increase, customer concentration will decrease.

We sell our products to hyperscalers, original equipment manufacturers (OEMs), original design manufacturers (ODMs) and optical module manufacturers, as well as to companies in the enterprise and HPC markets. We work closely and have engagements with industry-leading companies across these segments. A relatively small number customers have historically accounted for and continue to account for a significant portion of our revenue. We report revenue by customer in our financial statement disclosure based on the contracting parties who place purchase orders or sign revenue contracts with us. See Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. However, certain of our end customers have their contract manufacturing partners place orders with us. As a result, the contract manufacturers, rather than the end customers, are reported as our customers for financial reporting purposes. As a supplement to our financial statement footnote disclosure, and to provide further insight into our end customer concentration, the following table summarizes our revenue by customer as a percentage of total revenue based on end customer profile, rather than based on the contracting parties who place purchase orders or sign revenue contracts with us:

	Year Ended	
	May 3, 2025	April 27, 2024
Revenue:		
Customer E	63 %	20 %
Customer F	*	26 %
Customer B	*	15 %

 * Less than 10% of total revenue.

Our Business Model

We are a product-focused business with a strong foundation in IP, pioneering comprehensive connectivity solutions that deliver bandwidth, scalability and end-to-end signal integrity for next-generation platforms. We also develop IP solutions to address the specific and complex needs of our customers. We earn revenue from these IP solutions primarily through licensing fees and royalties. In addition to product sales and IP license revenue, we also generated revenue from providing engineering services as part of our product and license arrangements with certain customers. Over time, we expect to generate an increased proportion of our revenue from sales of our products. We expect to see a long-term benefit from improvements in our operating leverage as our business continues to gain scale.

We utilize a fabless business model, working with a network of third parties to manufacture, assemble and test our connectivity products. This approach allows us to focus our engineering and design resources on our core competencies and to control our fixed costs and capital expenditures.

We employ a two-pronged sales strategy targeting both the end users of our products, as well as the suppliers of our end users. By engaging directly with the end user, we are able to better understand the needs of our customers and cater our solutions to their most pressing connectivity requirements.

This strategy has enabled us to become the preferred vendor to a number of our customers who, in turn, in some cases, require their suppliers, OEMs, ODMs and optical module manufacturers to utilize our solutions.

Components of Our Operating Results

Revenue

Our revenues consist of sales of our products, licensing of and providing engineering services related to our IP and providing product engineering services. Product sales primarily consist of shipments of our ICs and AEC products. IP license revenue includes fees from licensing of our SerDes IP and related engineering and support fees and royalties. Product engineering consists of engineering fees associated with integration of our technology solutions into our customers' products. Our customers are primarily OEMs who design and manufacture end market devices for the communications and enterprise networks markets. Our revenue is driven by various trends in these markets. Our revenue is also impacted by changes in the number and average selling prices of our IC products.

We recognize revenue upon transfer of control of promised goods and services in an amount that reflects the consideration we expect to receive in exchange for those goods and services. Where an arrangement includes multiple performance obligations, the transaction price is allocated to these on a relative standalone selling price (SSP) basis. We also consider the constraint on estimates of variable consideration when estimating the total transaction price. Our policy is to record revenue net of any applicable sales, use or excise taxes. Changes in our contract assets and contract liabilities primarily result from the timing difference between our performance and the customer's payment. We fulfill our obligations under a contract with a customer by transferring products or services in exchange for consideration from the customer. We recognize a contract asset when we transfer products or services to a customer and the right to consideration is conditional on something other than the passage of time. Accounts receivable are recorded when the customer has been billed or the right to consideration is unconditional. We recognize deferred revenue when we have received consideration or an amount of consideration is due from the customer and we have a future obligation to transfer products or services.

Product Sales - We transact with customers primarily pursuant to standard purchase orders for delivery of products and generally allow customers to cancel or change purchase orders within limited notice periods prior to the scheduled shipment date. We offer standard performance warranties of twelve months after product delivery and offer limited product return rights to certain distributors. We recognize product sales when we transfer control of promised goods in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods, net of accruals for estimated sales returns and rebates.

Product Engineering Services Revenue - Some product revenue contracts include non-recurring engineering services deliverables. We recognize revenue from these agreements over time as services are provided or at a point in time upon completion and acceptance by the customer of contract deliverables, depending on the terms of the arrangement. Revenue is deferred for any amounts billed or received prior to delivery of services. We believe the input method, based on time spent by our engineers, best depicts the efforts expended to transfer services to the customers.

IP License Revenue - Our IP license revenue consists of perpetual licenses, support and maintenance, engineering services and royalties. We enter into perpetual semiconductor IP license agreements that have a fixed fee, whereby licensees pay a fixed fee for the right to incorporate our IP technologies into the licensee's products. The IP license agreements do not typically grant the customer the right to terminate for convenience. Where such rights exist, termination is prospective, with no refund of fees already paid by the customer.

IP revenue recognition is dependent on the nature and terms of each agreement. We recognize IP license revenue at the point of time of the delivery of the IP. In connection with the license arrangements, we offer support to assist customers in qualifying their final product. Revenue from customer support is deferred and recognized ratably over the support period, which is typically one year. Some IP license revenue contracts also include non-recurring engineering services deliverables, which were not material for any of the periods presented. We recognize revenue from these agreements similar to the method described under the caption "Product Engineering Services Revenue" above.

In certain cases, we also charge licensees royalties related to the distribution or sale of products that use our technologies. Such royalties are reported to us on a quarterly basis. We estimate the sales-based royalties earned each quarter primarily based on our customers' reporting of sales activity incurred in that quarter. We recognize the estimated royalty revenue when it is probable that reversal of such amounts will not occur. Any differences between actual royalties owed by a customer and the quarterly estimates are recognized when updated information becomes available.

Cost of Revenue

Cost of revenue includes cost of materials, such as wafers processed by third-party foundries, cost associated with packaging and assembly, testing and shipping, cost of personnel, including share-based compensation, depreciation of equipment associated with manufacturing support, logistics and quality assurance, warranty cost, amortization of intellectual property purchased from third parties, write-down of inventories and amortization of production mask costs. Costs of revenue includes cost of product sales revenue, cost of product engineering services revenue and cost of IP license revenue.

Research and Development Expenses

Research and development expenses consist of costs incurred in performing research and development activities and includes salaries, share-based compensation, employee benefits, occupancy costs, pre-production engineering mask costs, overhead costs and prototype wafer, packaging and test costs. Research and development costs are expensed as incurred.

We believe that continued investments in our products are important to our future growth and, as a result, we expect our research and development expenses to continue to increase in absolute dollars.

Selling, General and Administrative Expenses

Selling expenses consist of personnel costs including salaries, benefits and share-based compensation expense, field application engineering support, samples to customers, shipping costs and travel and entertainment costs.

General and administrative expenses consist primarily of personnel costs including salaries, benefits and share-based compensation, related to corporate, finance, legal and human resource functions, contractor and professional services fees, audit and compliance expenses, insurance costs and general corporate expenses including allocated facilities expenses.

Impairment Charges

Impairment charges consist primarily of impairment of property and equipment and third-party IP licenses for assets no longer in service or for future products that did not reach production qualification.

Other Income and Expense, Net

Other income and expense, net consists primarily of interest income from cash and cash equivalents and short-term investments and interest expense relating to certain purchases of computer equipment and software.

Provision for Income Taxes

Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

We account for uncertain tax positions in accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes*. We recognize the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date and only in an amount more likely than not to be sustained upon review by the tax authorities. Interest and penalties related to uncertain tax positions are classified in the consolidated financial statements as income tax expense.

Results of Operations

Years Ended May 3, 2025 and April 27, 2024

The following table sets forth information derived from our consolidated statements of operations expressed as a percentage of total revenue:

	Year Ended	
	May 3, 2025	April 27, 2024
Revenue:		
Product sales	94.4 %	75.2 %
Product engineering services	2.8 %	10.3 %
IP license	2.9 %	14.5 %
Total revenue	100.0 %	100.0 %
Cost of revenue:		
Cost of product sales revenue	34.9 %	36.5 %
Cost of product engineering services revenue	0.3 %	1.2 %
Cost of IP license revenue	— %	0.4 %
Total cost of revenue	35.2 %	38.1 %
Gross margin	64.8 %	61.9 %
Operating expenses:		
Research and development	33.4 %	49.5 %
Selling, general and administrative	22.6 %	31.2 %
Impairment charges	0.3 %	0.4 %
Total operating expenses	56.3 %	81.1 %
Operating income (loss)	8.5 %	(19.2)%
Other income (expense), net	4.1 %	7.4 %
Income (loss) before income taxes	12.6 %	(11.8)%
Provision (benefit) for income taxes	0.7 %	2.9 %
Net income (loss)	11.9 %	(14.7)%

Comparison of Years Ended May 3, 2025 and April 27, 2024

Revenue

	Year Ended		
	May 3, 2025	April 27, 2024	% Change
	(in thousands, except percentages)		
Product sales	$ 412,177	$ 145,048	184.2 %
Product engineering services	12,122	19,898	(39.1)%
IP license	12,476	28,024	(55.5)%
Total revenue	$ 436,775	$ 192,970	126.3 %

Revenue for fiscal 2025 increased by $243.8 million compared to fiscal 2024 primarily due to increases in product sales revenue of $267.1 million, offset by reductions in product engineering services revenue and IP license revenue of $7.8 million and $15.5 million, respectively.

The increase in product sales revenue was primarily due to a significant increase in volume unit shipments for AEC products which contributed over 95% of the increase in product sales revenue.

The decrease in product engineering services revenue was due to the completion of certain product engineering services arrangements resulting in a decrease in engineering time of 55%.

The decrease in IP license revenue was primarily due to fewer contracts entered into during fiscal 2025 as compared to fiscal year 2024.

Cost of Revenue

	Year Ended		% Change
	May 3, 2025	April 27, 2024	
	(in thousands, except percentages)		
Cost of product sales revenue	$ 152,381	$ 70,498	116.1 %
Cost of product engineering services revenue	1,314	2,225	(40.9)%
Cost of IP license revenue	171	816	(79.0)%
Total cost of revenue	$ 153,866	$ 73,539	109.2 %

Total cost of revenue increased by $80.3 million primarily due to an $81.9 million increase in cost of product sales revenue. The increase was driven by the significant increase of unit shipments for our AEC products discussed above.

Gross Profit and Gross Margin

	Year Ended		% Change
	May 3, 2025	April 27, 2024	
	(in thousands, except percentages)		
Gross profit	$ 282,909	$ 119,431	136.9 %
Gross margin	64.8 %	61.9 %	

Gross margin increased by 2.9 percentage points in fiscal 2025 primarily driven by our product sales business gaining scale from the improvements in our operating leverage.

Research and Development

	Year Ended		% Change
	May 3, 2025	April 27, 2024	
	(in thousands, except percentages)		
Research and development	$ 145,994	$ 95,531	52.8 %
% of total revenue	33.4 %	49.5 %	

Research and development expenses for fiscal 2025 increased by $50.5 million compared to fiscal 2024. The increase was due primarily to a $20.6 million increase in share-based compensation expense driven by increased amortization expense from new equity awards granted to employees, a $13.3 million increase in personnel costs primarily as a result of new hires for product development, a $10.0 million increase in design activities and higher engineering activities relating to testing and laboratory supplies for new product development and a $3.6 million increase in depreciation expense driven by increased computer equipment and software and laboratory equipment utilized in research and development activities.

Selling, General and Administrative

	Year Ended		% Change
	May 3, 2025	April 27, 2024	
	(in thousands, except percentages)		
Selling, general and administrative	$ 98,918	$ 60,193	64.3 %
% of total revenue	22.6 %	31.2 %	

Selling, general and administrative expenses for fiscal 2025 increased by $38.7 million compared to fiscal 2024. The increase was due primarily to a $17.7 million increase in share-based compensation expense driven by increased amortization expense from new equity awards granted to employees, a $10.3 million increase in personnel costs as a result of higher selling, general and administrative headcount and a $5.6 million increase in external consultation fees relating to general and administrative expenses.

Impairment Charges

	Year Ended		% Change
	May 3, 2025	April 27, 2024	
	(in thousands, except percentages)		
Impairment charges	$ 873	$ 765	14.1 %
% of total revenue	0.3 %	0.4 %	

Impairment charges incurred in fiscal 2025 and 2024 were primarily related to the impairments of property and equipment and third-party IP license that did not reach production qualification.

Provision for Income Taxes

	Year Ended		% Change
	May 3, 2025	April 27, 2024	
	(in thousands, except percentages)		
Provision for income taxes	$ 2,687	$ 5,624	(52.2)%
% of total revenue	0.7 %	2.9 %	

Provision for income taxes in fiscal 2025 decreased by $2.9 million compared to the same period in fiscal 2024. The decrease was primarily due to the tax expense related to the establishment of a full valuation allowance in the U.S. in fiscal 2024.

Liquidity and Capital Resources

Our activities consist primarily of selling our products, licensing our IP, providing IP customization services and conducting research and development of our products and technology. As of May 3, 2025 and April 27, 2024, we had cash and cash equivalents of $236.3 million and $66.9 million, respectively, and working capital of $605.8 million and $485.6 million, respectively. Our principal use of cash is to fund our operations and invest in research and development to support our growth. See also Note 7 to our consolidated financial statements included in this Annual Report on Form 10-K for a further discussion of our cash requirements under non-cancelable purchase obligations.

We believe our existing cash and cash equivalents and other components of working capital will be sufficient to meet our needs for at least the next 12 months and in the longer term. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our sales and marketing and research and development expenditures, customer demand and the continuing market acceptance of our solutions. In the event that we need to borrow funds or issue additional equity, we cannot be assured that any such additional financing will be available on terms acceptable to us, if at all. If we are unable to raise additional capital when we need it, our business, results of operations and financial condition would be adversely affected.

The following table summarizes our cash flows for the periods indicated.

	Year Ended			
	May 3, 2025		April 27, 2024	
	(in thousands)			
Net cash provided by operating activities	$	65,083	$	32,737
Net cash provided by (used in) investing activities	$	111,990	$	(249,485)
Net cash provided by (used in) financing activities	$	(7,728)	$	175,276

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was $65.1 million for fiscal 2025. The cash inflows from operating activities for fiscal 2025 were primarily due to net income of $52.2 million adjusted for the following non-cash items: share-based compensation expense of $77.4 million, depreciation and amortization of $21.9 million and other non-cash items of $22.0 million. This was offset by $108.4 million of cash outflows for working capital purposes. The cash outflows from working capital for fiscal 2025 were primarily driven by (a) an increase in accounts receivable of $102.5 million primarily due to increased sales in the fiscal 2025 compared to fiscal 2024 and timing of collection; (b) and an increase in inventory of $70.5 million to support unfulfilled backlog and related new product ramps. This was offset by increases in accounts payable of $41.9 million and accrued compensation and other liabilities of $15.9 million due to increased purchases of inventory to support growing demand for our products.

Net cash used in operating activities was $32.7 million for fiscal 2024. The cash inflows from operating activities for fiscal 2024 were primarily due to $28.4 million of net loss adjusted for the following non-cash items: share-based compensation expense of $39.0 million, depreciation and amortization of $13.8 million and other non-cash items of $9.0 million. This was offset by $0.7 million of cash outflows for working capital purposes. The cash outflows from working capital for fiscal 2024 were primarily driven by (a) an increase in accounts receivable of $10.1 million primarily due to increased sales in the fiscal 2024 compared to fiscal 2023 and timing of collection; (b) and an increase in contract assets of $12.1 million primarily driven by certain IP licensing and engineering services arrangements where certain billing milestones had not yet been reached but the criteria for revenue had been met. This was offset by a decrease in inventory of $15.8 million primarily driven by tightened production management and increased product sales compared to fiscal 2023.

Cash Flows Provided by (Used in) Investing Activities

Net cash provided by investing activities of $112.0 million for fiscal 2025 was attributable to maturities of investment in certificates of deposit of $406.8 million, partially offset by purchases of property and equipment of $36.1 million and investments in certificates of deposit of $258.7 million. Purchases of property and equipment primarily relate to mask sets purchases for new products introduced or in process of being introduced and computer equipment and software used for research and development purposes.

Net cash used in investing activities of $249.5 million for fiscal 2024 was attributable to purchases of property and equipment of $15.7 million and investment in certificates of deposit of $403.6 million, partially offset by maturities of investment in certificates of deposits of $169.8 million. Purchases of property and equipment primarily relate to mask sets purchases for new products introduced or in process of being introduced and computer equipment and software used for research and development purposes.

Cash Flows Provided by (Used in) Financing Activities

Net cash used in financing activities of $7.7 million for fiscal 2025 was primarily attributable to $9.3 million tax withheld related to RSU settlement and $6.3 million in payments for long-term technology license obligations, offset by $7.8 million in proceeds from exercises of employee share options and the issuance of shares under our employee share purchase plan.

Net cash provided by financing activities of $175.3 million for fiscal 2024 was primarily attributable to $173.4 million proceeds from issuance of ordinary shares in connection with our follow-on public offering, net of offering costs, $7.1 million in proceeds from exercises of employee share options and the issuance of shares under our employee share purchase plan, offset by $3.1 million in payments for long-term technology license obligations and $2.2 million tax withheld related to RSU settlement.

Critical Accounting Estimates

We prepare our financial statements in conformity with GAAP. The preparation of financial statements in accordance with GAAP requires certain estimates, assumptions and judgments to be made that may affect our consolidated financial statements. Accounting policies that have a significant impact on our results are described in Note 2 to our consolidated financial statements included elsewhere in this filing. The accounting policies discussed in this section are those that we consider to be the most critical. We consider an accounting policy to be critical if the policy is subject to a material level of judgment and if changes in those judgments are reasonably likely to materially impact our results.

We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future, given the available information. Estimates are used for, but not limited to, write-down for excess and obsolete inventories, variable consideration from revenue contracts, determination of the fair value of share awards, and the realization of tax assets and estimates of tax reserves. Actual results may differ from those estimates and such differences may be material to the financial statements.

We continue to monitor and assess our critical estimates in light of developments, and as events continue to evolve and additional information becomes available, our estimates may change materially in future periods.

Revenue Recognition

We recognize revenue upon transfer of control of promised goods and services in an amount that reflects the consideration we expect to receive in exchange for those goods and services. Our policy is to record revenue net of any applicable sales, use or excise taxes.

We transact with customers primarily pursuant to standard purchase orders for delivery of products and generally allow customers to cancel or change purchase orders within limited notice periods prior to the scheduled shipment date. We offer standard performance warranties of twelve months after product delivery and offer limited product return rights to certain distributors, other than returns due to warranty issues. We recognize product sales when we transfer control of promised goods in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods, net of accruals for estimated sales returns and rebates.

We account for the warrant issued to Amazon.com NV Investment Holdings LLC as an equity instrument, based on the specific terms of the warrant agreement. We analyze the probability of vesting of each tranche of the warrant based on the demand forecast from the customer. When we determine that it is probable that a tranche of the warrant will vest and we recognize the related revenue, the grant date fair value of the associated tranche will be recognized in shareholders' equity and the underlying expense is amortized as a reduction of revenue in proportion to the amount of related revenue recognized.

Inventory Valuation

We value our inventory, which includes raw materials, assembly and test, and other manufacturing costs, at the lower of cost and net realizable value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Net realizable value is the estimated selling price of our products in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We regularly review inventory quantities on hand and non-cancellable purchase commitments and record write-downs for excess and obsolete inventory based primarily on the shipment history and our estimated forecast of product demand. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction. If the future demand for our products is less favorable than our forecasts, the value of the inventories may be required to be reduced, which could result in additional expense to us and affect our results of operations. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that we use to calculate our inventory reserve. However, if estimates regarding customer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses or gains that could be material.

Recent Accounting Pronouncements

For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

The majority of our sales and expenses are denominated in U.S. dollars. Since we operate in many countries, a portion of our international operational expenses is denominated in foreign currencies and exchange volatility could positively or negatively impact those operating expenses. Increases in the value of the U.S. dollar relative to other currencies could make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices to continue doing business with us. Additionally, we may hold certain assets and liabilities, including potential tax liabilities, in local currency on our consolidated balance sheets. These tax liabilities would be settled in local currency. Foreign exchange gains and losses from remeasuring the tax liabilities are recorded to interest and other income, net. We do not believe that foreign exchange volatility has had a material impact on our current business or results of operations. However, fluctuations in currency exchange rates could have a greater effect on our business or results of operations in the future to the extent our expenses increasingly become denominated in foreign currencies.

Although we have not entered into foreign currency derivatives to hedge our foreign currency exposure to date, in the future, we may enter into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks associated with certain existing assets and liabilities, certain firmly committed transactions, forecasted future cash flows and net investments in foreign subsidiaries. However, we may choose not to hedge certain foreign exchange exposures for a variety of reasons, including, but not limited to, accounting considerations and the prohibitive economic cost of hedging particular exposures.

To provide an assessment of the foreign currency exchange risk associated with our foreign currency exposures within operating expense, we performed a sensitivity analysis to determine the impact that a hypothetical adverse change in exchange rates would have had on our financial statements, with all other variables held constant. If the U.S. dollar weakened by 10%, our operating expense in fiscal 2025 would have increased by approximately 2%.

Interest Rate Risk

We maintain an investment policy that requires minimum credit ratings and diversification of credit risk. We invest our excess cash primarily in money market mutual funds and time deposits. These investments are recorded on our consolidated balance sheets at fair market value with their related unrealized gain or loss reflected as a component of accumulated other comprehensive income (loss). Investments in both fixed-rate and floating-rate interest-earning securities carry a degree of interest rate risk. The fair market value of fixed-rate securities may be adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than predicted if interest rates fall.

Item 8. Financial Statements and Supplementary Data

CREDO TECHNOLOGY GROUP HOLDING LTD

CONSOLIDATED FINANCIAL STATEMENTS

Content

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Credo Technology Group Holding Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Credo Technology Group Holding Ltd (the Company) as of May 3, 2025 and April 27, 2024, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended May 3, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at May 3, 2025 and April 27, 2024, and the results of its operations and its cash flows for each of the three years in the period ended May 3, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of May 3, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated July 1, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Inventory Valuation

Description of the Matter	The Company's inventories totaled $90.0 million as of May 3, 2025, representing 11.1% of total assets. As explained in Note 2 to the consolidated financial statements, the Company values inventories at the lower of cost and net realizable value in each reporting period. Excess and obsolete inventory is written down to its estimated net realizable value if less than cost.
	Auditing management's estimates for net realizable value of excess and obsolete inventory involved subjective auditor judgment because management's assessment of whether a write down is required and the measurement of any excess of cost over net realizable value is judgmental and considers qualitative factors that are affected by market and economic conditions outside the Company's control. In particular, the excess and obsolete inventory calculations are sensitive to significant assumptions, including demand for the Company's products, which considers adjustments to sales forecasts for specific product considerations, including but not limited to new product launches.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's excess and obsolete inventory write-down process. This included controls over management's assessment of net realizable value, including the determination of forecasted usage of inventories.
	Our audit procedures included, among others, evaluating the product demand assumptions stated above and testing the completeness and accuracy of the underlying data used in management's excess and obsolete inventory valuation assessment. We evaluated inventory levels compared to forecasted product demand, historical sales and specific product considerations. We also assessed the historical accuracy of management's estimates and performed sensitivity analyses over the product demand assumptions to evaluate the changes in the excess and obsolete inventory estimates that would result from changes in the underlying assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2018.

San Jose, California

July 1, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Credo Technology Group Holding Ltd

Opinion on Internal Control Over Financial Reporting

We have audited Credo Technology Group Holding Ltd's internal control over financial reporting as of May 3, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Credo Technology Group Holding Ltd (the Company) maintained, in all material respects, effective internal control over financial reporting as of May 3, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of May 3, 2025 and April 27, 2024, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended May 3, 2025, and the related notes and our report dated July 1, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California

July 1, 2025

Credo Technology Group Holding Ltd
Consolidated Balance Sheets

(in thousands, except per share amounts)

	May 3, 2025	April 27, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 236,328	$ 66,942
Short-term investments	195,010	343,061
Accounts receivable	162,144	59,662
Inventories	90,029	25,907
Other current assets	30,023	34,693
Total current assets	713,534	530,265
Property and equipment, net	63,631	43,665
Right of use assets	15,234	13,077
Other non-current assets	16,858	14,925
Total assets	$ 809,257	$ 601,932
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 56,158	$ 13,417
Accrued compensation and benefits	16,097	9,000
Other current liabilities	35,456	22,203
Total current liabilities	107,711	44,620
Non-current operating lease liabilities	12,693	11,133
Other non-current liabilities	7,271	5,981
Total liabilities	127,675	61,734
Commitments and contingencies (Note 7)		
Shareholders' equity:		
Ordinary shares, $0.00005 par value; 1,000,000 shares authorized; 171,169 and 164,305 shares issued and outstanding at May 3, 2025 and April 27, 2024, respectively	8	8
Additional paid in capital	765,173	676,054
Accumulated other comprehensive loss	(437)	(519)
Accumulated deficit	(83,162)	(135,345)
Total shareholders' equity	681,582	540,198
Total liabilities and shareholders' equity	$ 809,257	$ 601,932

The accompanying notes are an integral part of these consolidated financial statements.

Credo Technology Group Holding Ltd
Consolidated Statements of Operations

(in thousands, except per share amounts)

	Year Ended		
	May 3, 2025	**April 27, 2024**	**April 29, 2023**
Revenue:			
Product sales	$ 412,177	$ 145,048	$ 141,475
Product engineering services	12,122	19,898	10,780
IP license	12,476	28,024	31,939
Total revenue	436,775	192,970	184,194
Cost of revenue:			
Cost of product sales revenue	152,381	70,498	75,143
Cost of product engineering services revenue	1,314	2,225	972
Cost of IP license revenue	171	816	1,885
Total cost of revenue	153,866	73,539	78,000
Gross profit	282,909	119,431	106,194
Operating expenses:			
Research and development	145,994	95,531	76,774
Selling, general and administrative	98,918	60,193	48,248
Impairment charges	873	765	2,407
Total operating expenses	245,785	156,489	127,429
Operating income (loss)	37,124	(37,058)	(21,235)
Other income, net	17,746	14,313	3,321
Income (loss) before income taxes	54,870	(22,745)	(17,914)
Provision (benefit) for income taxes	2,687	5,624	(1,367)
Net income (loss)	$ 52,183	$ (28,369)	$ (16,547)
Net income (loss) per share:			
Basic	$ 0.31	$ (0.18)	$ (0.11)
Diluted	$ 0.29	$ (0.18)	$ (0.11)
Weighted-average shares used in computing net income (loss) per share:			
Basic	167,505	155,091	146,556
Diluted	181,158	155,091	146,556

The accompanying notes are an integral part of these consolidated financial statements.

Credo Technology Group Holding Ltd
Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Year Ended		
	May 3, 2025	April 27, 2024	April 29, 2023
Net income (loss)	$ 52,183	$ (28,369)	$ (16,547)
Other comprehensive income (loss):			
Foreign currency translation income (loss)	82	(328)	(214)
Total comprehensive income (loss)	$ 52,265	$ (28,697)	$ (16,761)

The accompanying notes are an integral part of these consolidated financial statements.

Credo Technology Group Holding Ltd
Consolidated Statements of Shareholders' Equity
(in thousands)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity
	Number of Shares	Amount				
Balances at April 30, 2022	144,755	$ 7	$ 424,562	$ 23	$ (90,429)	$ 334,163
Ordinary shares issued under employee share incentive plans	3,896	—	5,497	—	—	5,497
Share-based compensation	—	—	23,516	—	—	23,516
Warrant contra revenue	—	—	1,220	—	—	1,220
Total comprehensive loss	—	—	—	(214)	(16,547)	(16,761)
Balances at April 29, 2023	148,651	$ 7	$ 454,795	$ (191)	$ (106,976)	$ 347,635
Issuance of common stock in connection with secondary public offering, net of offering costs	10,440	1	173,415			173,416
Ordinary shares issued under employee share incentive plans	5,329	—	7,055			7,055
Tax withheld related to RSU settlement	(115)	—	(2,158)			(2,158)
Share-based compensation	—	—	39,022			39,022
Warrant contra revenue	—	—	3,925			3,925
Total comprehensive loss	—	—	—	(328)	(28,369)	(28,697)
Balances at April 27, 2024	164,305	$ 8	$ 676,054	$ (519)	$ (135,345)	$ 540,198
Ordinary shares issued under employee share incentive plans	7,057	—	7,831			7,831
Tax withheld related to RSU settlement	(194)	—	(9,253)			(9,253)
Share-based compensation	—	—	77,355			77,355
Warrant contra revenue	—	—	13,186			13,186
Total comprehensive income	—	—	—	82	52,183	52,265
Balances at May 3, 2025	171,169	$ 8	$ 765,173	$ (437)	$ (83,162)	$ 681,582

The accompanying notes are an integral part of these consolidated financial statements.

Credo Technology Group Holding Ltd
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended		
	May 3, 2025	April 27, 2024	April 29, 2023
Cash flows from operating activities:			
Net income (loss)	$ 52,183	$ (28,369)	$ (16,547)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization	21,938	13,771	9,514
Share-based compensation	77,355	39,022	23,516
Warrant contra revenue	13,186	3,925	1,220
Write-downs for excess and obsolete inventory	7,952	4,354	5,693
Impairment of assets	873	765	2,407
Changes in operating assets and liabilities			
Accounts receivable	(102,482)	(10,121)	(20,017)
Inventories	(70,470)	15,762	(24,379)
Other current assets	4,596	(19,836)	2,121
Other non-current assets	2,089	(654)	(7,977)
Accounts payable	41,930	8,806	(3,843)
Accrued compensation and other liabilities	15,933	5,312	3,677
Net cash provided by (used in) operating activities	**65,083**	**32,737**	**(24,615)**
Cash flows from investing activities:			
Purchases of property and equipment	(36,061)	(15,652)	(21,713)
Purchases of short-term investments	(258,726)	(403,587)	(159,228)
Maturities of short-term investments	406,777	169,754	50,000
Net cash provided by (used in) investing activities	**111,990**	**(249,485)**	**(130,941)**
Cash flows from financing activities:			
Proceeds from issuance of ordinary shares in connection with public offering, net of offering costs	—	173,431	—
Payments on technology license obligations	(6,306)	(3,052)	(616)
Proceeds from employee share incentive plans	7,831	7,055	5,501
Tax withheld related to RSU settlement	(9,253)	(2,158)	—
Net cash provided by (used in) financing activities	**(7,728)**	**175,276**	**4,885**
Effect of exchange rate changes on cash	41	(169)	(68)
Net increase (decrease) in cash and cash equivalents	**169,386**	**(41,641)**	**(150,739)**
Cash and cash equivalents at beginning of the year	66,942	108,583	259,322
Cash and cash equivalents at end of the year	**$ 236,328**	**$ 66,942**	**$ 108,583**
Supplemental cash flow information:			
Income taxes paid	$ 1,447	$ 1,054	$ 1,204
Purchases of property and equipment included in accounts payable, accrued expenses and other liabilities	$ 8,877	$ 8,287	$ 10,909

The accompanying notes are an integral part of these consolidated financial statements.

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Credo Technology Group Holding Ltd was formed as an exempted company under the laws of the Cayman Islands in September 2014. Credo Technology Group Holding Ltd directly owns Credo Technology Group Ltd., which owns, directly and indirectly, all of the shares of its subsidiaries in mainland China, Hong Kong, and the United States (U.S.). References to the "Company" in these notes refer to Credo Technology Group Holding Ltd and its subsidiaries on a consolidated basis, unless otherwise specified.

The Company's mission is to redefine high-speed connectivity by delivering breakthrough solutions that enable the next generation of AI-driven applications. The Company is committed to enabling faster, more reliable, more energy-efficient, and scalable solutions that support the ever-expanding demands of AI, cloud computing, and hyperscale networks. The Company's connectivity solutions are optimized for optical and electrical Ethernet applications, including the 100G, 200G, 400G, 800G and emerging 1.6T markets. The Company's products are based on its Serializer/Deserializer (SerDes) and Digital Signal Processor (DSP) technologies. The Company's product families include integrated circuits (ICs), Active Electrical Cables (AECs) and SerDes Chiplets. The Company's intellectual property (IP) solutions consist primarily of SerDes IP licensing.

Basis of Presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The consolidated financial statements include the results of Credo Technology Group Holding Ltd and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company's fiscal year is a 52- or 53-week period ending on the Saturday closest to April 30. The additional week in a 53-week year is added to the first quarter, making such quarter consist of 14 weeks. Accordingly, every fifth or sixth fiscal year will have a 53-week period. The fiscal years ended April 27, 2024 (fiscal year 2024) and April 29, 2023 (fiscal year 2023) were both 52-week fiscal years. The fiscal year ended May 3, 2025 (fiscal year 2025) was a 53-week fiscal year.

Reclassifications

Certain prior period balances were reclassified to conform to the current period's presentation. None of these reclassifications had an impact on reported net loss or cash flows for any of the periods presented.

2. Significant Accounting Policies

Use of Estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes.

The Company bases its estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future, given the available information. Estimates are used for, but not limited to, write-down for excess and obsolete inventories, the standalone selling price for each distinct performance obligation included in customer contracts with multiple performance obligations, variable consideration from revenue contracts, determination of the fair value of share-based awards and customer warrant, the realizability of tax assets and estimates of tax reserves, impairment of long-lived assets, and incremental borrowing rate used in the Company's operating lease calculations. Actual results may differ from those estimates and such differences may be material to the financial statements. As new events continue to evolve and additional information becomes available, any changes to these estimates and assumptions will be recognized in the consolidated financial statements as soon as they become known.

Foreign Currency

All of the Company's subsidiaries use U.S. dollars as their functional currency, except for its entities located in Taiwan and mainland China. The functional currencies of these entities are their respective local currency. Foreign currency assets and liabilities are remeasured into the functional currencies at the end-of-period exchange rates except for non-monetary assets and liabilities, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at the exchange rates in effect during the period the transactions occurred, except for those expenses related to balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency transactions are included in the consolidated statements of operations as part of 'other income (expense), net'. Translation gains and losses are recorded in accumulated other comprehensive income as a component of shareholders' equity.

Cash, Cash Equivalents and Short-term Investments

Cash and cash equivalents are highly liquid investments with insignificant interest rate risk and maturities of three months or less at the time of acquisition. Cash and cash equivalents consist primarily of cash balances in the Company's bank checking and savings accounts, and government and institutional money market funds.

Investments not considered cash equivalents and with maturities of one year or less from the consolidated balance sheet date are classified as short-term investments. Short-term investments consist of certificates of deposit with original maturity dates between three and twelve months.

The classification of our short-term investments is determined at the time of purchase, and such determination is reevaluated at each balance sheet date. Our short-term investments include certificates of deposit, which are classified as held-to-maturity. These investments are recorded at amortized cost basis. If the cost of an individual investment exceeds its fair value, we evaluate, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and our intent and ability to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount, net of allowance for credit losses. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral from them. The Company assesses the collectability by reviewing accounts receivable on a customer-by-customer basis. To manage credit risk, management performs ongoing credit evaluations of the customers' financial condition, monitors payment performance, and assesses current economic conditions, as well as reasonable and supportable forecasts of future economic conditions, that may affect collectability of the outstanding receivables. Management does not believe that an allowance for credit losses is needed as of May 3, 2025 or April 27, 2024 based on review of credit worthiness of the customers and their payment histories.

Inventory

The Company values its inventory, which includes raw materials, assembly and test, and other manufacturing costs, at the lower of cost and net realizable value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Net realizable value is the estimated selling price of the Company's products in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company regularly reviews inventory quantities on hand and records write-downs for excess and obsolete inventory based primarily on the shipment history and its estimated forecast of product demand. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction. If the future demand for the Company's services and products is less favorable than the Company's forecasts, the value of the inventories may be required to be reduced, which could result in additional expense to the Company and affect its results of operations. Once inventory is written down, its new value is maintained until it is sold, scrapped, or written down for further valuation losses.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Additions, improvements and major renewals are capitalized, and maintenance, repairs and minor renewals are expensed as incurred. Assets are held in construction in progress until placed in service, upon which date, the Company begins to depreciate these assets. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of income in the period realized. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. Useful lives by asset category are as follows:

Asset Category	Useful Life (in years)
Computer equipment and software	3
Laboratory equipment	5
Production equipment	2 - 7
Leasehold improvements	5 or remaining lease term

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (ROU) assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. Operating lease ROU assets also include any initial direct costs and prepayments less lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. As the Company's leases do not provide an implicit rate, the Company uses its collateralized incremental borrowing rate based on the information available at the lease commencement date, including lease term, in determining the present value of lease payments. Lease expense for these leases is recognized on a straight line basis over the lease term.

Impairment of Long-lived Assets

The Company assesses the impairment of long-lived assets, which consist primarily of property and equipment, whenever events or changes in circumstances indicate that such assets might be impaired and the carrying value may not be recoverable. Events or changes in circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, significant underperformance relative to expected historical or projected future results of operations, a change in the extent or manner in which an asset is utilized, significant declines in the estimated fair value of the overall Company for a sustained period, shifts in technology, loss of key management or personnel, changes in the Company's operating model or strategy and competitive forces.

If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the asset.

Revenue Recognition

The Company's revenues consist of sales of its products, licensing of its IP and providing product and IP license engineering services. Product sales consist of shipments of its ICs and AEC products. IP license revenue includes fees from licensing of the Company's SerDes IP and related support and royalties. Product and IP license engineering services revenue consists of engineering fees associated with integration of the Company's technology solutions into its customers' products and IP, respectively. The Company's customers are primarily original equipment manufacturers who design and manufacture end market devices for the communications and enterprise networks markets. The Company's revenue is driven by various trends in these markets. The Company's revenue is also impacted by changes in the number and average selling prices of its IC products.

The Company recognizes revenue upon transfer of control of promised goods and services in an amount that reflects the consideration it expects to receive in exchange for those goods and services. The Company also considers the constraint on estimates of variable consideration when estimating the total transaction price. The Company's policy is to record revenue net of any applicable sales, use or excise taxes. Changes in the Company's contract assets and contract liabilities primarily result from the timing difference between the Company's performance and the customer's payment. The Company fulfills its obligations under a contract with a customer by transferring products or services in exchange for consideration from the customer. The Company recognizes a contract asset when it transfers products or services to a customer and the right to consideration is conditional on something other than the passage of time. Accounts receivable are recorded when the customer has been billed or the right to consideration is unconditional other than the passage of time. The Company recognizes deferred revenue when it has received consideration or an amount of consideration is due from the customer and it has a future obligation to transfer products or services.

Product Sales - The Company transacts with customers primarily pursuant to standard purchase orders for delivery of products and generally allows customers to cancel or change purchase orders within limited notice periods prior to the scheduled shipment date. The Company offers standard performance warranties of twelve months after product delivery and offers limited product return rights to certain distributors. The Company recognizes product sales when it transfers control of promised goods in an amount that reflects the consideration to which it expects to be entitled to in exchange for those goods, net of accruals for estimated sales returns and rebates. As of May 3, 2025 and April 27, 2024, the sales returns and rebate reserves were not material.

Product Engineering Services Revenue - Some product revenue contracts include non-recurring engineering services deliverables. The Company recognizes revenue from these agreements over time as services are provided or at point in time upon completion and acceptance by the customer of contract deliverables, depending on the terms of the arrangement. Revenue is deferred for any amounts billed or received prior to delivery of services. The Company believes the input method, based on time spent by its engineers, best depicts the efforts expended to transfer services to the customers.

IP License Revenue - The Company's IP license revenue consists of perpetual licenses, support and maintenance, engineering services and royalties. The Company enters into perpetual semiconductor IP license agreements, that have a fixed fee, whereby licensees pay a fixed fee for the right to incorporate the Company's IP technologies into the licensee's products. The IP license agreements do not typically grant the customer the right to terminate for convenience. Where such rights exist, termination is prospective, with no refund of fees already paid by the customer.

IP revenue recognition is dependent on the nature and terms of each agreement. The Company recognizes license revenue at the point of time of the delivery of the IP. In connection with the license arrangements, the Company offers support to assist customers in qualifying their final product. Revenue from customer support is deferred and recognized ratably over the support period, which is typically one year. Some IP license revenue contracts also include non-recurring engineering services deliverables, which were not material for any of the periods presented. The Company recognizes revenue from these agreements similar to the method described under the caption "Product Engineering Services Revenue" above.

In certain cases, the Company also charges licensees royalties related to the distribution or sale of products that use its technologies. Such royalties are reported to us on a quarterly basis. The Company estimates the sales-based royalties earned each quarter primarily based on its customers' reporting of sales activity incurred in that quarter. The Company recognizes the estimated royalty revenue when it is probable that reversal of such amounts will not occur. Any differences between actual royalties owed by a customer and the quarterly estimates are recognized when updated information becomes available.

Customer Warrant

The Company accounts for the warrant issued to Amazon.com NV Investment Holdings LLC as an equity instrument, based on the specific terms of the warrant agreement. When management determines that it is probable that a tranche of the warrant will vest and we recognize the related revenue, the grant date fair value of the associated tranche will be recognized in shareholders' equity and the underlying expense will be amortized as a reduction of revenue in proportion to the amount of related revenue recognized.

Cost of Revenue

Cost of revenue includes cost of materials, including wafers processed by third-party foundries, cost associated with packaging and assembly, testing and shipping, cost of personnel, including share-based compensation, depreciation of equipment associated with manufacturing support, logistics and quality assurance, warranty cost, amortization of intellectual property purchased from third-parties, write-down of inventories, and amortization and impairment of production equipment no longer in use. Cost of revenue includes cost of product sales revenue, cost of product engineering services revenue and cost of IP license revenue.

Shipping and Handling Costs

Shipping and handling costs incurred for delivery to customers are expensed as incurred and are included in selling, general and administrative expenses in the Company's Consolidated Statements of Operations.

Research and Development

Research and development expenses consist of costs incurred in performing research and development activities and includes salaries, share-based compensation, employee benefits, occupancy costs, pre-production engineering mask costs, and prototype wafer, packaging and test costs. Research and development costs are expensed as incurred.

Share-Based Compensation

The Company records compensation expense in connection with share-based awards granted to employees and non-employees in accordance with guidance related to share-based payments. This guidance requires that all share-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award. The Company generally amortizes share-based compensation expense under the straight-line attribution method over the vesting period of the share-based award. For performance-based awards, the Company amortizes share-based compensation expense under the graded vesting method over the vesting period of the award. The Company has elected to use the Black-Scholes option pricing model to determine the fair value of ordinary share options on the dates of grant. Calculating the fair value of share options using the Black-Scholes model requires inputs and assumptions, including the fair value of the Company's ordinary shares, the expected term of share options and share price volatility. The Company estimates the expected life of options granted based on the simplified method. The Company estimates the volatility of its ordinary shares on the date of grant based on the Company's historical stock price volatility. The Company has not paid and has no current plans to pay dividends. The Company accounts for forfeitures as they occur.

The fair value of each restricted share unit is estimated based on the market price of the Company's ordinary share on the date of grant. The fair value of each share issued under the Company's employee share purchase plan is estimated based on the Black-Scholes option pricing model.

Income Taxes

The Company is subject to income taxes in the United States and certain foreign jurisdictions. Significant judgment is required in determining the Company's provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

The Company uses the asset and liability method to account for income taxes. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforward. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes*. The Company recognizes the tax effects of an uncertain tax position only if such position is more likely than not to be sustained based solely on its technical merits as of the reporting date and only in an amount more likely than not to be sustained upon review by the tax authorities. Interest and penalties related to uncertain tax positions are classified in the consolidated financial statements as income tax expense.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary and potentially dilutive shares outstanding during the period using the treasury stock method. Under the treasury stock method, the effect of equity awards outstanding is not included in the computation of diluted net income (loss) per share for periods when their effect is anti-dilutive.

Segment Information

Operating segments are identified as components of an enterprise about which discrete financial information is available for evaluation by the chief operating decision-maker (CODM) in deciding resource allocation and assessing performance. The Company's Chief Executive Officer is its CODM. The Company's CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. Consequently, the Company has determined it operates and manages its business in one operating and one reportable segment. See "Note 13. Segment and Geographic Information" for the Company's revenue by country and location of long-lived assets.

Accounting Pronouncement Recently Adopted

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures,* which requires disclosure of incremental segment information on an annual and interim basis. This standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The Company adopted this guidance in the fourth quarter of fiscal year 2025 on a retrospective basis. The adoption did not have a material impact to the Company's consolidated financial statements. Refer to 'Note 13. Segment and Geographic Information' for further details.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) Improvements to Income Tax Disclosures*, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. This standard is effective for fiscal years beginning after December 15, 2024, and may be applied on a retrospective or prospective basis. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures, which requires disclosure of, in interim and annual reporting periods, additional information about certain expenses in the financial statements. This standard is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027 and may be applied on a retrospective or prospective basis. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements and disclosures.

3. Concentrations

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. Cash is placed in major financial institutions around the world. The Company's cash deposits exceed insured limits. Short-term investments are subject to counterparty risk up to the amount presented on the balance sheet.

Historically, a relatively small number of customers have accounted for a significant portion of the Company's revenue. The particular customers which account for revenue concentration have varied from period to period as a result of the addition of new contracts, completion of existing contracts, and the volumes and prices at which the customers have recently bought the Company's products. These variations are expected to continue in the foreseeable future.

The following table summarizes the significant customers' accounts receivable and revenue as a percentage of total accounts receivable and total revenue, respectively:

Accounts Receivable	May 3, 2025	April 27, 2024
Customer A	86 %	53 %
Customer B	*	23 %

	Year Ended		
Revenue	May 3, 2025	April 27, 2024	April 29, 2023
Customer A	67 %	39 %	46 %
Customer B	*	15 %	*
Customer C	*	*	13 %
Customer D	*	*	12 %

* Less than 10% of total accounts receivable or total revenue.

The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the high level of credit worthiness of its customers and the relatively short collection terms. The Company performs ongoing credit evaluations of its customers' financial conditions and limits the amount of credit extended when deemed necessary based upon payment history and the customer's current credit worthiness, but generally require no collateral.

The Company currently outsources all of its integrated circuit manufacturing to Taiwan Semiconductor Manufacturing Company Limited with the remaining assembly and testing processes outsourced to other subcontractors primarily in Asia. Any disruption of or interference with the Company's access to the goods or services from these subcontractors would impact the Company's operations.

4. Revenue Recognition

Contract Balances

The contract assets are primarily related to the Company's fixed-fee IP licensing arrangements and rights to consideration for performance obligations delivered but not billed as of May 3, 2025 and April 27, 2024.

Contract assets are presented within the "Other current assets" caption on the Consolidated Balance Sheet. The Company had a contract asset balance of $9.9 million as of May 3, 2025, compared to $22.3 million as of April 27, 2024. The decrease in contract assets of $12.4 million was primarily driven by IP licensing and engineering services arrangements where certain billing milestones were reached during fiscal 2025 while the criteria for recognition of revenue had previously been met.

Deferred revenue is presented within the "Other current liabilities" and "Other non-current liabilities" captions on the Consolidated Balance Sheet. The Company had a deferred revenue balance of $1.5 million as of May 3, 2025, compared to $4.0 million as of April 27, 2024. The decrease in deferred revenue of $2.5 million was primarily due to revenue recognized from a customer advance.

During the year ended May 3, 2025, the Company recognized $3.9 million of revenue that was included in the deferred revenue balance as of April 27, 2024. During the year ended April 27, 2024, the Company recognized $4.1 million of revenue that was included in the deferred revenue balance as of April 29, 2023. During the year ended April 29, 2023, the Company recognized $1.2 million of revenue that was included in the deferred revenue balance as of April 30, 2022.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents the transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. The contracted but unsatisfied performance obligation was approximately $4.8 million and the satisfied but unrecognized performance obligations was approximately $1.1 million as of May 3, 2025, which the Company expects to recognize over the next fiscal year. The Company applied constraints on the satisfied but unrecognized performance obligations due to uncertainty around the collectability of milestone payments.

Customer Warrant

During fiscal year 2022, the Company issued a warrant to Amazon.com NV Investment Holdings LLC (Holder) to purchase an aggregate of up to 4.1 million of our ordinary shares at an exercise price of $10.74 per share (the "Customer Warrant"). The exercise period of the Warrant is through the seventh anniversary of the issue date. The shares issuable vest in tranches over the contract term based on the amount of global payments by Holder and its affiliates to the Company, up to $201.0 million in aggregate payments. A total of 4.1 million and 1.1 million Warrant shares were vested as of May 3, 2025 and April 27, 2024, respectively.

The grant date fair value of the Warrant share was determined at $4.65 per share using the Black-Scholes option pricing model. The grant date fair value of the Warrant share was estimated using the following assumptions:

	At Grant Date
Expected volatility	40.00%
Weighted-average expected term (in years)	7
Risk-free interest rate	1.41%
Dividend yield	—%
Fair value per ordinary share	$10.74

During the fiscal years ended May 3, 2025, April 27, 2024 and April 29, 2023, the Company recognized $13.2 million, $3.9 million and $1.2 million, respectively, as contra revenue within the product sales revenue on the consolidated statements of operations. The contra revenue impact associated with the Warrant has been fully amortized as of May 3, 2025.

5. Fair Value Measurements

Fair value is an exit price representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs that are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company measures the fair value of money market funds using Level 1 inputs. The Company's certificates of deposit are classified as held to maturity securities as the Company intends to hold until their maturity dates. The certificates of deposit are valued using Level 2 inputs. Pricing sources may include industry standard data providers, security master files from large financial institutions, and other third-party sources used to determine a daily market value.

The following tables present the fair value of the financial instruments measured on a recurring basis, or measured at amortized cost which approximates fair value, as of May 3, 2025 and April 27, 2024 (in thousands).

	May 3, 2025			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 148,036	$ —	$ —	$ 148,036
Certificates of deposit	—	$ 65,137	—	$ 65,137
Short-term investments:				
Certificates of deposit	—	195,010	—	195,010
Total cash equivalents and short-term investments	$ 148,036	$ 260,147	$ —	$ 408,183

	April 27, 2024			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 57,175	$ —	$ —	$ 57,175
Short-term investments:				
Certificates of deposit	—	343,061	—	343,061
Total cash equivalents and short-term investments	$ 57,175	$ 343,061	$ —	$ 400,236

The carrying amount of the Company's financial instruments, including cash equivalents, short-term investments, accounts receivable and accounts payable, approximate their respective fair values because of their short maturities. As of May 3, 2025 and April 27, 2024, there were no unrealized loss or gains associated with the Company's financial instruments. The interest income recognized during the years ended May 3, 2025, April 27, 2024 and April 29, 2023 was $18.8 million, $15.3 million and $4.7 million, respectively.

6. Supplemental Financial Information

Inventories

Inventories consisted of the following (in thousands):

	May 3, 2025	April 27, 2024
Raw materials	$ 12,734	$ 9,415
Work in process	24,583	7,470
Finished goods	52,712	9,022
	$ 90,029	$ 25,907

Property and Equipment, Net

Property and equipment consisted of the following (in thousands):

	May 3, 2025	April 27, 2024
Production equipment	$ 44,789	$ 27,608
Computer equipment and software	27,901	18,271
Laboratory equipment	21,944	19,840
Leasehold improvements	3,222	2,525
Others	291	534
Construction in progress	9,687	3,616
	107,834	72,394
Less: accumulated depreciation and amortization	(44,203)	(28,729)
	$ 63,631	$ 43,665

Depreciation and amortization expense, excluding the asset impairment charges, for the years ended May 3, 2025, April 27, 2024 and April 29, 2023, was $21.9 million, $13.8 million, and $9.5 million, respectively. Construction in progress and production equipment primarily includes mask set costs capitalized relating to the Company's products.

During the years ended May 3, 2025, April 27, 2024 and April 29, 2023, the Company recorded impairment charges of $0.9 million, $0.8 million and $2.4 million, respectively. Generally, the impairment charges were related to impairment of property and equipment or third-party IP licenses for future products that did not reach production qualification.

Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	May 3, 2025	April 27, 2024
Accrued expenses	$ 12,202	$ 8,832
Accruals relating to inventory purchases	10,164	778
Current payables relating to purchases of property and equipment	8,420	5,950
Current portion of operating lease liabilities	3,342	2,741
Other	1,328	3,902
	$ 35,456	$ 22,203

Other Non-current Liabilities

Other non-current liabilities consisted of the following (in thousands):

	May 3, 2025	April 27, 2024
Non-current payables relating to purchases of property and equipment	$ 5,762	$ 4,950
Other non-current liabilities	1,509	1,031
	$ 7,271	$ 5,981

7. Commitments and Contingencies

Non-Cancelable Purchase Obligations

Total future non-cancelable purchase obligations as of May 3, 2025 were as follows (in thousands):

Fiscal Year	Purchase Commitments to Manufacturing Vendors		Technology License Fees		Total	
2026	$	34,675	$	11,795	$	46,470
2027		5,013		8,228		13,241
2028		3,800		350		4,150
2029		—		350		350
Total unconditional purchase commitments	$	43,488	$	20,723	$	64,211

Technology license fees include the liabilities under agreements for technology licenses between the Company and various vendors.

Under the Company's manufacturing relationships with its foundry partners, cancellation of outstanding purchase orders is allowed but requires payment of all costs and expenses incurred through the date of cancellation.

As of May 3, 2025, the total value of non-cancelable inventory purchase orders payable within the next one year that were committed with the Company's third-party subcontractors was approximately $30.3 million. Such purchase commitments are included in the preceding table.

The Company has a manufacturing supply capacity reservation agreement with an assembly subcontractor as of May 3, 2025. Under this arrangement, the Company has paid refundable deposits to the supplier in exchange for reserved manufacturing production capacity over the remaining term of the agreement, which approximates five years. In addition, the Company committed to certain purchase levels that were in line with the capacity reserved. If the Company does not meet the purchase level commitment, the agreement requires the Company to pay a fee equal to the difference between the actual purchase and the purchase commitment, up to the value of refundable deposits made. The Company currently estimates that it has made purchase level commitments of at least $13.2 million for the fiscal year 2026 through fiscal year 2028 under the capacity reservation agreement. Such purchase commitments are included in the preceding table. In addition, the Company had refundable deposits of $8.1 million as of May 3, 2025, of which $2.2 million was recorded in other current assets and $5.9 million was recorded in other non-current assets on the consolidated balance sheets.

Warranty Obligations

The Company has contractual commitments to various customers, which could require the Company to incur costs to repair an epidemic defect with respect to its products outside of the normal warranty period if such defect were to occur. The Company's products generally carry a standard one-year warranty. The Company's warranty expense has not been material in the periods presented.

Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company's breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnifications. Accordingly, the Company has no liabilities recorded for these agreements as of May 3, 2025 and April 27, 2024.

Legal Proceedings

From time to time, the Company may be a party to various litigation claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses, in conjunction with legal counsel, the need to record a liability for litigation and contingencies. Accrual estimates are recorded when and if it is determined that such a liability for litigation and contingencies are both probable and reasonably estimable. As of the date of issuance of the consolidated financial statements, the Company was not subject to any litigation. No accruals for loss contingencies or recognition of actual losses have been recorded in any of the periods presented.

8. Ordinary Shares

The Company filed the Amended and Restated Memorandum of Association with Cayman Islands, which authorized 1,000 million ordinary shares, par value $0.00005 per share and 50 million preferred shares.

Each ordinary share is entitled to one vote per share. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Company's board of directors, subject to the prior rights of holders of all other classes of shares outstanding.

9. Share Incentive Plan

2015 Stock Plan

The Company adopted the 2015 Stock Plan (the 2015 Plan) in February 2015. The 2015 Plan was an equity incentive program under which employees of the Company or its subsidiary corporations (including officers), non-employee members of the Company's board of directors, and consultants to the Company or its subsidiary corporations were offered an opportunity to acquire the Company's ordinary shares. The 2015 Plan provided both for the direct award or sale of ordinary shares (RSAs) and for the grant of options to purchase ordinary shares. Options granted under the 2015 Plan were Incentive Stock Options (ISOs) intended to qualify under Title 26 U.S. Code Section 422 or Non-qualified Stock Options (NSOs) which were not intended to so qualify. Only employees, outside directors and consultants of either the Company or a subsidiary of the Company, were eligible for the grant of NSO or the direct award or sale of ordinary shares. Only employees of either the Company or of a subsidiary of the Company, were eligible for the grant of ISOs.

As of January 27, 2022, the 2015 Plan has ceased to be available for grants of new awards. Prior to the aforementioned cessation of the 2015 Plan for new grants and as of April 30, 2022, 26.0 million ordinary shares were authorized for issuance under the 2015 Plan. Options under the 2015 Plan may be granted for periods of up to ten years and at prices no less than 100% of the estimated fair value of the shares on the date of grant as determined by the Company's Board of Directors. Both RSAs and options granted generally vest over four years and vest at a rate of 25% upon the first anniversary of the issuance date and 1/48th per month thereafter.

A summary of information related to share option activity, excluding options early exercised, is as follows:

	Outstanding Share Options (in millions)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Balances as of April 30, 2022	**11.4**	**$1.94**	**7.12**	**$ 103.4**
Options exercised and vested	(2.2)	$1.48		
Options canceled/ forfeited	(0.2)	$3.34		
Balances as of April 29, 2023	**8.9**	**$2.02**	**6.22**	**$ 0.1**
Options exercised and vested	(2.3)	$1.98		
Options canceled/ forfeited	(0.2)	$4.64		
Balances as of April 27, 2024	**6.4**	**$1.97**	**5.30**	**$ 106.5**
Options exercised and vested	(2.9)	$1.64		
Options canceled/ forfeited	—	$4.58		
Balances as of May 3, 2025	**3.5**	**$2.23**	**4.79**	**$ 162.8**
Vested or expected to vest as of May 3, 2025	**3.5**	**$2.23**	**4.79**	**$ 162.8**
Exercisable as of May 3, 2025	**3.5**	**$2.21**	**4.78**	**$ 161.6**

During the years ended May 3, 2025, April 27, 2024 and April 29, 2023, the total intrinsic value of options exercised was $130.5 million, $36.2 million and $22.2 million, respectively. The weighted-average grant date fair value of options vested was $1.64, $1.52 and $1.41 per share for the years ended May 3, 2025, April 27, 2024 and April 29, 2023, respectively.

The total grant date fair value of share options that vested was $6.8 million, $13.3 million and $15.6 million as of May 3, 2025,April 27, 2024 and April 29, 2023, respectively. As of May 3, 2025, the total unrecognized compensation cost was $0.1 million related to share options, which are expected to be recognized over a weighted-average period of 0.21 years.

2021 Long-Term Incentive Plan

In December 2021, the Company adopted the 2021 long-term incentive plan (the 2021 Plan). Upon the adoption, the 2021 Plan had 19.9 million ordinary shares reserved for issuance. Awards granted under the 2021 Plan may include, but are not limited to, options, time-based restricted share units (RSUs) and performance-based restricted share units (PSUs). RSU and PSU awards are denominated in ordinary shares, but may be settled in cash or shares upon vesting, as determined by the Company at the time of grant. None of the awards granted under the 2021 Plan as of May 3, 2025 allowed cash settlement. Awards under the 2021 Plan generally vest over 4 years. As of May 3, 2025, 18.9 million shares remained available for future issuance under the 2021 Plan.

A summary of time-based RSU activity is as follows:

	Number of shares (in millions)	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Balances as of 4/30/2022	**4.1**	**$10.26**	**1.65**	**$ 45.6**
Granted	5.5	$12.34		
Vested	(1.4)	$10.17		
Canceled/ forfeited	(0.4)	$10.80		
Balances as of 4/29/2023	**7.8**	**$ 11.66**	**1.65**	**$ 63.2**
Granted	5.4	$ 20.08		
Vested	(2.6)	$ 11.98		
Canceled/ forfeited	(0.4)	$ 11.49		
Balances as of 4/27/2024	**10.1**	**$ 16.11**	**1.52**	**$ 188.2**
Granted	3.9	$ 59.10		
Vested	(4.0)	$ 15.53		
Canceled/ forfeited	(0.6)	$ 20.05		
Balances as of 5/03/2025	**9.5**	**$ 33.88**	**1.39**	**$ 458.1**
Expected to vest as of May 03, 2025	9.5	$ 33.88	1.39	$ 458.1

As of May 3, 2025, unamortized compensation expense related to RSUs was $318.6 million. The unamortized compensation expense for RSUs will be amortized on a straight-line basis and is expected to be recognized over a weighted-average period of 2.66 years.

During fiscal year 2025, the Company granted 0.2 million PSUs to certain named executive officers which will be eligible to become earned between 0% and 200% of target levels based on the Company's achievement of specified revenue goals for the fiscal year ending May 2, 2026. At the end of such fiscal year, the Compensation Committee will measure the achievement of such goals and determine the number of Refresh PSUs that have become earned based on performance (the Achievement PSUs). The Achievement PSUs will then be subject to a service-based vesting requirement over an additional three-year period, with 25% on the number of Achievement PSUs vesting on each of June 10, 2026, June 10, 2027, June 10, 2028 and June 10, 2029. In the event of a termination of service due to an executive's death or disability, any unvested PSUs will vest in full as of the date of termination with respect to the number of Achievement PSUs (or target PSUs, if the number of Achievement PSUs has not yet been determined).

As of May 3, 2025, the PSUs remain unvested and there were no cancellations/forfeitures. The weighted-average grant date fair value of the PSUs was $43.70 with a weighted-average remaining contractual term of 2.5 years and aggregate intrinsic value of $10.1 million As of May 3, 2025, unamortized compensation expense related to PSUs was $17.1 million.

Employee Stock Purchase Plan

In January 2022, the Company adopted the Employee Stock Purchase Plan (ESPP). Under the ESPP, a total of 3.8 million shares have been authorized for the grant of shares and participants can purchase the Company's ordinary shares using payroll deductions, which may not exceed 15% of their total cash compensation. Pursuant to the terms of the ESPP, the "look-back" period for the share purchase price is 24 months. Offering and purchase periods begin on January 1 and July 1 of each year. Participants will be granted the right to purchase ordinary shares at a price per share that is 85% of the lesser of the fair market value of the shares at (i) the participant's entry date into the two-year offering period or (ii) the end of each six-month purchase period within the offering period.

During the years ended May 3, 2025, April 27, 2024 and April 29, 2023, 0.2 million, 0.3 million and 0.2 million shares were issued under the ESPP, respectively. As of May 3, 2025, 6.0 million shares remained available for future issuance under the ESPP.

The following weighted-average assumptions to calculate the fair value of ordinary shares to be issued under the ESPP on the date of grant using the Black-Scholes option pricing model in the periods presented:

	Year Ended		
	May 3, 2025	April 27, 2024	April 29, 2023
Grant date fair value	10.51	6.04	4.27
Expected volatility	74.99%	56.13%	34.00%
Expected term (in years)	1.18	1.33	0.93
Risk-free interest rate	4.74%	3.40%	1.54%
Expected dividend yield	—%	—%	—%

Summary of Share-based Compensation Expense

The following table summarizes share-based compensation cost included in the consolidated statements of operations (in thousands).

	Year Ended		
	May 3, 2025	April 27, 2024	April 29, 2023
Cost of revenue	$ 1,194	$ 1,131	$ 634
Research and development	41,930	21,359	13,326
Selling, general and administrative	34,231	16,532	9,556
	$ 77,355	$ 39,022	$ 23,516

10. Leases

The Company's leases include office space located in the United States and other international locations, which are all classified as operating leases. The Company's leases have remaining lease terms generally between 1 year and 6 years. Operating leases are included in right of use assets, other current liabilities, and non-current operating lease liabilities on the Company's consolidated balance sheets. The Company does not have any finance leases.

Lease expense and supplemental cash flow information are as follows (in thousands):

	Year Ended	
	May 3, 2025	April 27, 2024
Operating lease expenses	$ 4,186	$ 3,855
Cash paid for amounts included in the measurement of operating lease liabilities	$ 3,961	$ 3,495
Right-of-use assets obtained in exchange for lease obligation	$ 5,178	$ 978

The aggregate future lease payments for operating leases as of May 3, 2025 are as follows (in thousands):

Fiscal Year	Operating leases	
2026	$	4,092
2027		3,515
2028		3,496
2029		3,425
2030		2,824
Thereafter		1,199
Total lease payments		18,551
Less: Interest		2,516
Present value of lease liabilities	$	16,035

As of May 3, 2025, the weighted average remaining lease term for the Company's operating leases was 4.97 years and the weighted average discount rate used to determine the present value of the Company's operating leases was approximately 6.34%.

11. Income Taxes

Income (loss) before provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended					
	May 3, 2025		April 27, 2024		April 29, 2023	
United States	$	13,795	$	8,611	$	4,469
International		41,075		(31,356)		(22,383)
	$	54,870	$	(22,745)	$	(17,914)

The components of income tax expense (benefit) are summarized as follows (in thousands):

	Year Ended					
	May 3, 2025		April 27, 2024		April 29, 2023	
Current						
Federal	$	—	$	2	$	(24)
State		12		3		2
International		2,253		1,484		762
Total current tax expense		2,265		1,489		740
Deferred						
Federal		—		3,092		(2,005)
State		—		359		(218)
International		423		684		116
Total deferred tax expense (benefit)		423		4,135		(2,107)
Total tax expense (benefit)	$	2,687	$	5,624	$	(1,367)

The tax effects of significant items comprising the Company's deferred taxes are as follows (in thousands):

	May 3, 2025	April 27, 2024
Deferred tax assets:		
Accrued expense	$ 1,904	$ 1,063
Net operating losses	28,557	4,443
Research and development credits	35,641	15,990
Share compensation	3,667	2,310
Lease liability	3,063	3,154
Intangibles	141	157
Others	11	—
Total deferred tax assets	72,984	27,117
Deferred tax liabilities		
Property and equipment basis	(1,963)	(1,774)
Right of use assets	(2,890)	(2,980)
Others	—	(8)
Total deferred tax liabilities	(4,853)	(4,762)
Valuation allowance	(69,456)	(23,258)
Net deferred taxes	$ (1,325)	$ (903)

A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. As of May 3, 2025, the Company recorded $69.5 million of valuation allowance. In fiscal year 2025, the valuation allowance increased by $46.2 million. The Company continues to maintain a full valuation allowance on its U.S. net deferred tax assets. The Company will continue to assess the future realization of its deferred tax assets in each applicable jurisdiction and adjust the valuation allowance accordingly. As of May 3, 2025, the Company had U.S. federal and state net operating loss carryforwards of approximately $130.7 million and $15.4 million, respectively. The U.S. federal net operating loss carryforwards can be carried forward indefinitely. The state net operating loss carryforwards will begin to expire in fiscal 2043. As of May 3, 2025, the Company had U.S. federal and state research credits of $29.2 million and $19.0 million, respectively. The federal research credits will begin to expire in 2039. The state research credits have no expiration date. As of May 3, 2025, the Company had no foreign tax credit carryover. Internal Revenue Code Section 382 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event that we had a change of ownership, utilization of the net operating loss and tax credit carryforwards may be restricted.

A summary activity of the valuation allowance is as follows (in thousands):

	May 3, 2025	April 27, 2024	April 29, 2023
Beginning valuation allowance	$ 23,258	$ 9,306	$ 5,170
Additions	46,197	13,952	4,136
Ending valuation allowance	$ 69,456	$ 23,258	$ 9,306

Foreign earnings may be subject to withholding taxes in local jurisdictions if they are distributed. The amount of cumulative undistributed earnings that are permanently reinvested that could be subject to withholding taxes were $47.1 million as of May 3, 2025. The Company intends to reinvest these earnings indefinitely.

The Company consists of a Cayman Islands parent holding company with various international and U.S. subsidiaries. The applicable statutory rate in Cayman Islands is zero for the Company for the years ended May 3, 2025, April 27, 2024 and April 29, 2023. For purposes of the reconciliation between the provision for income taxes at the statutory rate and the effective tax rate, a U.S. statutory tax rate of 21% for the years ended May 3, 2025, April 27, 2024 and April 29, 2023 is applied as follows:

	Year Ended		
	May 3, 2025	April 27, 2024	April 29, 2023
Statutory federal tax expense rate	21 %	21 %	21 %
State tax, net of federal benefit	— %	(2)%	1 %
Research tax credits	(24)%	20 %	14 %
Share compensation	(53)%	24 %	18 %
Other	— %	(1)%	1 %
Foreign rate differential	(12)%	(34)%	(32)%
Change in valuation allowance	72 %	(49)%	(15)%
Withholding taxes	1 %	(4)%	(1)%
Effective tax rate	5 %	(25)%	8 %

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

	May 3, 2025	April 27, 2024
Beginning gross unrecognized tax benefits	$ 4,574	$ 2,865
Additions for tax positions taken in the current year	5,196	1,988
Subtractions for tax positions taken in the prior year	(278)	(210)
Lapses in statute of limitations	(52)	(69)
Ending gross unrecognized tax benefits	$ 9,440	$ 4,574

The Company recognizes the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely on such position's technical merits as of the reporting date and only in an amount more likely than not to be sustained upon review by the tax authorities.

Included in the balance of unrecognized tax benefits as of May 3, 2025 and April 29, 2024 were potential benefits of $9.4 million and $4.6 million, respectively, which if recognized, would potentially affect the effective tax rate. If the unrecognized tax benefits were recognized, it would result in additional deferred tax assets, which are expected to require a full valuation allowance based on the Company's current valuation allowance position. Unrecognized tax benefits are not expected to significantly increase or decrease within the next 12 months.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. For the years ended May 3, 2025, April 29, 2024 and April 29, 2023, the Company's current tax provision was not impacted by interest and penalties.

The Company files U.S. federal and state and non-U.S. income tax returns with varying statutes of limitations. The Company's tax returns continue to remain subject to examination by U.S. federal authorities for the years ended April 30, 2022 through 2024 and by state authorities for the years ended April 30, 2021 through 2024. For the Company's international subsidiaries, the tax years that remain open to examination vary based on the year that each entity began operating.

12. Net Income (Loss) Per Share

Net income (loss) per share was determined as follows for the years presented (in thousands, except per share amounts):

	Year Ended		
	May 3, 2025	April 27, 2024	April 29, 2023
Numerator:			
Net income (loss)	$ 52,183	$ (28,369)	$ (16,547)
Denominator:			
Weighted-average shares outstanding used in basic calculation	167,505	155,091	146,556
Effect of dilutive shares			
Share-based compensation awards	10,611	—	—
Customer Warrant	3,042	—	—
Weighted-average shares outstanding used in diluted calculation	181,158	155,091	146,556
Net income (loss) per share attributable to ordinary shareholders			
Basic	$ 0.31	$ (0.18)	$ (0.11)
Diluted	$ 0.29	$ (0.18)	$ (0.11)

Potential dilutive securities include dilutive ordinary shares from share-based awards attributable to the assumed exercise of share options, restricted share units and employee stock purchase plan shares using the treasury stock method. Under the treasury stock method, potential ordinary shares outstanding are not included in the computation of diluted net loss per share if their effect is anti-dilutive. The following potentially dilutive securities outstanding have been excluded from the computations of diluted weighted average shares outstanding for the years ended May 3, 2025, April 27, 2024 and April 29, 2023:

	Year Ended		
	May 3, 2025	April 27, 2024	April 29, 2023
Share-based compensation awards	3,349	16,777	15,194
Customer Warrant	—	4,080	4,080
	3,349	20,857	19,274

13. Segment and Geographic Information

As discussed in "Note 2. Significant Accounting Policies," the Company operates in one reportable segment. The CODM uses net income or loss for the purposes of making operating decisions, allocating resources and evaluating financial performance. The measure of segment assets is reported on the consolidated balance sheet as total assets, although the CODM does not evaluate asset information for purposes of allocating resources or evaluating performance. The table below provides information about the Company's revenue, significant segment expenses and other segment expenses (in thousands):

| | Year Ended | | |
	May 3, 2025	April 27, 2024	April 29, 2023
Revenue	$ 436,775	$ 192,970	$ 184,193
Less:			
Cost of revenue	153,866	73,538	78,000
Personnel related expenses	95,269	69,630	59,089
Share-based compensation	76,160	37,890	22,883
Other segment items*	59,297	40,281	40,768
Net income (loss)	$ 52,183	$ (28,369)	$ (16,547)

*Other segment items primarily include lease expenses, external professional services expenses, depreciation and amortization, interest income and tax provision (benefit).

The following table summarizes revenue disaggregated by primary geographical market based on destination of shipment for products, and location of contracting entity for IP and engineering services, which may differ from the end customer's principal offices (in thousands):

| | Year Ended | | |
	May 3, 2025	April 27, 2024	April 29, 2023
Hong Kong	$ 243,727	$ 70,162	$ 9,646
United States	65,097	49,569	44,253
Mainland China	80,055	28,264	96,935
Taiwan	3,624	21,286	5,363
Rest of World	44,272	23,689	27,997
	$ 436,775	$ 192,970	$ 184,194

The following table presents long-lived assets information based on the physical location of the assets by geographic region (in thousands):

	May 3, 2025	April 27, 2024
Property and equipment, net:		
Taiwan	$ 38,501	$ 24,874
United States	12,793	11,150
Hong Kong	8,047	5,208
Mainland China	4,290	2,433
	$ 63,631	$ 43,665

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), as appropriate, to allow for timely decisions regarding required disclosure.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting; Attestation Report of the Registered Public Accounting Firm.

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of May 3, 2025 based on the criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of May 3, 2025. The effectiveness of our internal control over financial reporting as of May 3, 2025 has been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in its report which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended May 3, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls, will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Credo have been detected.

Item 9B. Other Information

10b5-1 Plans

On March 19, 2025, David Zinsner, a member of the board of directors of the Company, resigned from the board and terminated the Rule 10b5-1 Trading Plan Mr. Zinsner adopted on December 26, 2024.

On April 4, 2025, Yat Tung (Job) Lam, Chief Operating Officer and a member of the board of directors of the Company terminated the Rule 10b5-1 Trading Plan Mr. Lam adopted on July 2, 2024.

On March 10, 2025, we reported in our Quarterly Report on Form 10-Q for the quarterly period ended February 1, 2025 that Mr. Brennan adopted a Rule 10b5-1 Trading Plan on January 10, 2025. However, such Rule 10b5-1 Trading Plan was not processed by the plan administrator and thus not actually entered into. On April 15, 2025, William J. Brennan, our Chief Executive Officer and a member of our board of directors, adopted a Rule 10b5-1 Trading Plan (the Plan), intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act, pursuant to which a maximum amount of: (i) 144,128 of our ordinary shares held directly by Mr. Brennan may be sold between August 1, 2025 and June 30, 2026 and (ii) 500,000 of our ordinary shares held by The Brennan Family Trust, DTD 09/06/2002 may be sold between August 1, 2025 and June 30, 2026. The plan terminates on the earlier of: (i) June 30, 2026, (ii) the first date on which all trades set forth in the plan have been executed or (iii) such date as the plan is otherwise terminated according to its terms. Mr. Brennan is a joint trustee with shared voting and investment power over the shares held by The Brennan Family Trust, DTD 09/06/2002.

Special Value Creation and Retention Incentive for Key Leadership

On June 30, 2025, the Board approved a special performance-based equity award program for designated executive officers and other key employees of the Company, under which such recipients received grants of performance-based restricted stock units (PSUs) under the Company's 2021 Long-Term Incentive Plan (the 2021 Plan) having the performance condition and vesting terms described below (the Special PSUs). The Special PSUs are intended to drive significant long-term shareholder value creation while providing retention incentives to the recipients to ensure leadership continuity through a key growth period for the Company.

The Special PSUs will be earned to the extent that the price per ordinary share of the Company (Ordinary Share) on each of the following measurement dates (measured based on the average closing prices per Ordinary Share over the immediately preceding 60 trading days) equals or exceeds $116 (the Stock Price Condition), as follows: (i) 25% of the Special PSUs will be earned if the Stock Price Condition is met on the first anniversary of the grant date, (ii) 50% of the Special PSUs will be earned if the Stock Price Condition is met on the second anniversary of the grant date (inclusive of any Special PSUs that were earned on the first measurement date), and (iii) 100% of the Special PSUs will be earned if the Stock Price Condition is met on the third anniversary of the grant date (inclusive of any Special PSUs that were earned on the first and second measurement dates). This stock price hurdle of $116 represents an approximate 100% increase from the 60-trading day average closing price per Ordinary Share of $58 leading up to the date of approval of the Special PSUs.

In the event of a change in control of the Company (as defined in the 2021 Plan), the performance condition will be achieved if the price per Ordinary Share offered to the Company's shareholders in such change in control equals or exceeds $116 (not taking into account any 60-trading average described above), and, if such hurdle is met, then 100% of any then-remaining unearned Special PSUs will be earned.

Vesting of the Special PSUs is subject to the participant's continued service with the Company through the applicable measurement date (or, if earlier, a change in control of the Company), except in the following circumstances. In the event of the recipient's termination of service by the Company without "cause," by the recipient for "good reason" or due to the recipient's death or "disability" (each as defined in the award agreement governing the Special PSUs), the Special PSUs will remain eligible to be earned and vest based on the achievement of the performance condition on the next occurring measurement date (or, if earlier, a change in control of the Company) as described above; provided that if the termination of service is by the Company without cause or by the recipient for good reason, then the number of Special PSUs will be pro-rated based on the participant's period of service with the Company from the grant date through the termination date. Any Ordinary Shares issued upon the vesting of the

Special PSUs will be subject to a holding period for one year from the applicable measurement date (or if earlier, until the closing of a change in control of the Company).

The following executive officers of the Company received a grant of Special PSUs with respect to the number of Ordinary Shares set forth in the table below.

Name	Special PSUs (#)
William (Bill) Brennan *President, Chief Executive Officer and Director*	200,000
Dan Fleming *Chief Financial Officer*	100,000

The description of the Special PSUs set forth above is qualified in its entirety by the terms of the award agreement governing the Special PSUs, a copy of which is filed as an exhibit to this Annual Report on Form 10-K, and incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference to our 2025 Proxy Statement, which will be filed within 120 days after the end of the fiscal year to which the Annual Report on Form 10-K relates.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to our 2025 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item is incorporated herein by reference to our 2025 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to our 2025 Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference to our 2025 Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. *Financial Statements:*

The financial statements required by this item are listed under Part II, Item 8, "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

2. *Financial Statement Schedules:*

All financial statement schedules have been omitted because they are not applicable or required, or the information required to be set forth therein is included in our consolidated financial statements or the notes thereto.

3. *Exhibits:*

The following is a list of exhibits filed as part of this Annual Report on Form 10-K.

EXHIBIT INDEX

| Exhibit Number | Description | Incorporated by Reference | | | | Filed Herewith |
		Form	File Number	Exhibit	Filing Date	
3.1	Amended and Restated Memorandum and Articles of Association	8-K	001-41249	3.1	February 1, 2022	
4.1	Fifth Amended and Restated Members Agreement, dated May 6, 2021	S-1	333-261982	4.1	January 3, 2022	
4.2	Description of Share Capital	10-K	001-41249	4.2	June 8, 2022	
10.1†	Form of Indemnification Agreement entered into with each of the Registrant's officers and directors	S-1	333-261982	10.1	January 3, 2022	
10.2†	2021 Long-Term Incentive Plan	S-8	333-262358	99.1	January 27, 2022	
10.3†	Form of Notice of Stock Option Award and Stock Option Agreement under the 2021 Long-Term Incentive Plan	S-1	333-261982	10.13	January 3, 2022	
10.4†	Form of Notice of RSU Award and RSU Agreement under the 2021 Long-Term Incentive Plan (Employees)	S-1	333-261982	10.14	January 3, 2022	
10.5†	Form of Notice of RSU Award and RSU Agreement under the 2021 Long-Term Incentive Plan (Directors)	S-1	333-261982	10.15	January 3, 2022	
10.6	Amended and Restated Employee Stock Purchase Plan	10-K	001-41249	10.6	June 24, 2024	
10.7#	Warrant, dated December 28, 2021, issued to Amazon.com NV Investment Holdings LLC	S-1/A	333-261982	10.17	January 18, 2022	
10.8	Executive Incentive Compensation Plan	10-K	001-41249	10.8	June 24, 2024	
10.9	Executive Change in Control Severance Plan	10-Q	001-41249	10.1	December 3, 2024	
10.10	Form of Notice of PSU Award and PSU Agreement under the 2021 Long-Term Incentive Plan	10-Q	001-41249	10.2	March 10, 2025	

10.11	Form of Notice of Special PSU Award and Special PSU Agreement under the 2021 Long-Term Incentive Plan	X
19.1	Insider Trading Policy	X
21.1	Subsidiaries of the Registrant	X
23.1	Consent of Independent Registered Public Accounting Firm	X
24.1	Power of Attorney (included on signature page)	X
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
32.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
32.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
97.1	Compensation Recoupment Policy	X
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document)	X
101.SCH	Inline XBRL Taxonomy Extension Schema Document	X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	X

---

†   Indicates management contract or compensatory plan.

\#   Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

* In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDO TECHNOLOGY GROUP HOLDING LTD

Date: July 1, 2025

By: /s/ William Brennan
Name: William Brennan
Title: President and Chief Executive Officer

Date: July 1, 2025

By: /s/ Daniel Fleming
Name: Daniel Fleming
Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William Brennan and Daniel Fleming, and each of them individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William Brennan William Brennan	President, Chief Executive Officer and Director (principal executive officer)	July 1, 2025
/s/ Daniel Fleming Daniel Fleming	Chief Financial Officer (principal financial and accounting officer)	July 1, 2025
/s/ Sylvia Acevedo Sylvia Acevedo	Director	July 1, 2025
/s/ Chi Fung Cheng Chi Fung Cheng	Chief Technology Officer and Director	July 1, 2025
/s/ Clyde Hosein Clyde Hosein	Director	July 1, 2025
/s/ Manpreet Khaira Manpreet Khaira	Director	July 1, 2025
/s/ Yat Tung Lam Yat Tung Lam	Chief Operating Officer and Director	July 1, 2025

/s/ Pantas Sutardja	Director	July 1, 2025
Pantas Sutardja		
/s/ Lip-Bu Tan	Director	July 1, 2025
Lip-Bu Tan		
/s/ Fariba Danesh	Director	July 1, 2025
Fariba Danesh		